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# LEHMAN BROTHERS

March 5, 2008

Dear Stockholder,

The 2008 Annual Meeting of Stockholders of Lehman Brothers Holdings Inc. will be held on Tuesday, April 15, 2008, at 10:30 a.m. (New York time) at our global headquarters, 745 Seventh Avenue, New York, New York 10019, on the Concourse Level in the Allan S. Kaplan Auditorium. A notice of the meeting, a proxy card and a proxy statement containing information about the matters to be acted upon are enclosed. You are cordially invited to attend.

All holders of record of the Company's outstanding shares of Common Stock as of the close of business on February 15, 2008 will be entitled to vote at the Annual Meeting. It is important that your shares be represented at the meeting. You will be asked to (1) elect eleven Directors for one-year terms; (2) ratify the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2008 fiscal year; (3) approve an amendment to the Company's 2005 Stock Incentive Plan; (4) approve the Executive Incentive Compensation Plan (formerly named the Short-Term Executive Compensation Plan), as amended; and (5) consider two stockholder proposals. Accordingly, we request that you promptly sign, date and return the enclosed proxy card, or register your vote online or by telephone according to the instructions on the proxy card, regardless of the number of shares you hold.

Very truly yours,

Richard S. Fuld, Jr.
Chairman and Chief Executive Officer

# LEHMAN BROTHERS

## LEHMAN BROTHERS HOLDINGS INC.

## Notice of 2008 Annual Meeting of Stockholders

To the Stockholders of Lehman Brothers Holdings Inc.:

The 2008 Annual Meeting of Stockholders of Lehman Brothers Holdings Inc. (the "Company") will be held on Tuesday, April 15, 2008, at 10:30 a.m. (New York time) at the Company's global headquarters, 745 Seventh Avenue, New York, New York 10019, on the Concourse Level in the Allan S. Kaplan Auditorium, to:

1. Elect eleven Directors for one-year terms;
2. Ratify the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2008 fiscal year;
3. Approve an amendment to the Company's 2005 Stock Incentive Plan;
4. Approve the Executive Incentive Compensation Plan (formerly named the Short-Term Executive Compensation Plan), as amended;
5. Consider two stockholder proposals; and
6. Act on any other business which may properly come before the Annual Meeting or any adjournment or postponement thereof.

Common stockholders of record as of the close of business on February 15, 2008 are entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof.

The Company will admit to the Annual Meeting (1) all stockholders of record as of the close of business on February 15, 2008, (2) persons holding proof of beneficial ownership as of such date, such as a letter or account statement from the person's broker, (3) persons who have been granted proxies, and (4) such other persons that the Company, in its sole discretion, may elect to admit. **All persons wishing to be admitted must present photo identification. If you plan to attend the Annual Meeting, please check the appropriate box on your proxy card or register your intention when voting online or by telephone according to the instructions provided.**

A copy of the Company's 2007 Annual Report to Stockholders is enclosed herewith for all stockholders.

By Order of the Board of Directors

Jeffrey A. Welikson

Jeffrey A. Welikson
Corporate Secretary

New York, New York
March 5, 2008

**WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE ANNUAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED PREPAID ENVELOPE, OR REGISTER YOUR VOTE ONLINE OR BY TELEPHONE ACCORDING TO THE INSTRUCTIONS ON THE PROXY CARD.**

## PROXY STATEMENT TABLE OF CONTENTS

# LEHMAN BROTHERS

**LEHMAN BROTHERS HOLDINGS INC.**
**745 SEVENTH AVENUE**
**NEW YORK, NEW YORK 10019**

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# Proxy Statement

**March 5, 2008**

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## INTRODUCTION

### *Vote by Proxy*

This proxy statement (the "Proxy Statement") is furnished in connection with the solicitation of proxies by the Board of Directors of Lehman Brothers Holdings Inc. (the "Company" and, together with its subsidiaries, the "Firm") for use at the 2008 Annual Meeting of Stockholders of the Company, to be held on Tuesday, April 15, 2008 at 10:30 a.m. (New York time), or any adjournment or postponement thereof (the "Annual Meeting"). The Company expects to mail this Proxy Statement and the accompanying proxy card on or about March 6, 2008 to the Company's common stockholders of record as of the close of business on February 15, 2008 (the "Stockholders").

You are cordially invited to attend the Annual Meeting. Whether or not you expect to attend in person, you are urged to complete, sign and date the enclosed proxy card and return it as promptly as possible in the enclosed, prepaid envelope, or to vote your shares online or by telephone according to the instructions on the proxy card. Stockholders have the right to revoke their proxies at any time prior to the time their shares are actually voted at the Annual Meeting by (1) giving written notice to the Corporate Secretary of the Company, (2) subsequently filing a later dated proxy, or (3) attending the Annual Meeting and voting in person. Please note that attendance at the meeting will not by itself revoke a proxy.

The enclosed proxy indicates on its face the number of shares of common stock registered in the name of each Stockholder as of the close of business on February 15, 2008 (the "Record Date"). Proxies furnished to any Firm employee also indicate the following amounts, as applicable:

- The amount of restricted stock unit awards ("RSUs") granted to the employee pursuant to various of the Incentive Plans (as defined below), a portion of the underlying shares for which are held in, and will be voted in accordance with the employee's instructions by, the 1997 Trust Under Lehman Brothers Holdings Inc. Incentive Plans (the "Incentive Plans Trust");
- The amount of shares held by the employee under the Lehman Brothers Savings Plan (the "Savings Plan");
- The amount of restricted shares held by the employee pursuant to the 1999 Neuberger Berman Inc. Long-Term Incentive Plan (the "Neuberger LTIP");
- The amount of shares held by the employee under the Neuberger Berman Inc. Employee Stock Purchase Plan (the "Neuberger ESPP"); and
- The amount of shares held by the employee in a brokerage account at Lehman Brothers Inc. ("LBI") or Neuberger Berman, LLC ("NBLLC"), each of which is a wholly-owned subsidiary of the Company, and/or a brokerage account at Fidelity Brokerage Services LLC ("Fidelity Brokerage").

Proxies returned by employees holding restricted stock units related to shares held in the Incentive Plans Trust will be considered to be voting instructions returned to the Incentive Plans Trust trustee (the "Incentive Plans Trustee") with respect to the number of shares determined pursuant to the terms of the agreement governing the Incentive Plans Trust, as described below under "The Voting Stock." Proxies returned by employees holding shares in the Savings Plan will be considered to be voting instructions returned to the Savings Plan trustee (the "Savings Plan Trustee") with respect to such shares, and Savings Plan shares for which no proxies are returned shall be voted in the same proportions as Savings Plan shares for which proxies are returned, as described below under "The Voting Stock." Proxies returned by employees holding shares in a LBI, NBLLC or Fidelity Brokerage account will be considered to be voting instructions returned to LBI, NBLLC or Fidelity Brokerage, as applicable, with respect to such shares. Except with respect to Savings Plan shares, no voting instructions will be confidential.

### *General*

Unless contrary instructions are indicated, all shares represented by valid proxies at the Annual Meeting or any adjournment or postponement thereof will be voted as follows:

**FOR** the election of the eleven nominees named to the Board of Directors;

**FOR** the ratification of the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2008 fiscal year;

**FOR** the amendment of the Company's 2005 Stock Incentive Plan (the "2005 SIP");

**FOR** the approval of the Executive Incentive Compensation Plan (formerly named the Short-Term Executive Compensation Plan), as amended (the "EICP");

**AGAINST** the stockholder proposals; and

otherwise in accordance with the judgment of the persons voting the proxy on any other matter properly brought before the Annual Meeting or any adjournment or postponement thereof.

In the event a Stockholder specifies a different choice on the proxy or by online or telephone vote, his or her shares will be voted in accordance with such voting instructions.

The Company's 2007 Annual Report to Stockholders is being distributed to Stockholders in connection with this solicitation. A paper copy (exclusive of exhibits) of the Company's 2007 Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") may be obtained without charge by writing to: Lehman Brothers Holdings Inc., 1271 Avenue of the Americas, New York, New York 10020, Attention: Corporate Secretary, or by contacting the Company through its web site at http://www.lehman.com/contactus/. The Company's 2007 Annual Report and 2007 Annual Report on Form 10-K are also accessible through the Lehman Brothers web site at http://www.lehman.com.

### *Voting Requirements*

Following are the votes required to approve each matter to be considered by Stockholders at the Annual Meeting:

*Election of Directors.* Each Director must be elected by a majority of the votes cast by the Stockholders represented in person or by proxy at the Annual Meeting. A "majority of the votes cast" means that the number of votes cast "for" a Director must exceed the number of votes cast "against" that Director (with abstentions and broker non-votes not counted as a vote cast with respect to that Director). The Company's Corporate Governance Guidelines require any incumbent director who is not elected to the Board of Directors in a non-contested election to promptly tender his or her resignation to the Board of Directors. A recommendation on whether to accept any such resignation would be made by the Nominating and Corporate Governance Committee.

*Ratification of the Appointment of Independent Registered Public Accounting Firm.* The affirmative vote of the majority of the shares of common stock present in person or by proxy at the Annual Meeting is required to ratify the selection of the independent registered public accounting firm. In determining whether the proposal has received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against the proposal. Broker non-votes will have no impact on such matter since shares that have not been voted by brokers are not considered "shares present" for voting purposes.

*Amendment of the 2005 Stock Incentive Plan.* The affirmative vote of the majority of the shares of common stock present in person or by proxy at the Annual Meeting is required to amend the 2005 SIP, provided that a majority of the outstanding shares of common stock are voted on the proposal. In determining whether the proposal has received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against the proposal. Broker non-votes are not considered "shares present" for voting purposes, but may affect the voting to the extent that the broker non-votes cause less than a majority of the outstanding shares of common stock to be voted on the matter.

*Approval of the Executive Incentive Compensation Plan.* The affirmative vote of the majority of the shares of common stock present in person or by proxy at the Annual Meeting is required to approve the EICP. In determining whether the proposal has received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against the proposal. Broker non-votes will have no impact on such matter since shares that have not been voted by brokers are not considered "shares present" for voting purposes.

*Stockholder Proposals.* The affirmative vote of the majority of the shares of common stock present in person or by proxy at the Annual Meeting is required for adoption of each stockholder proposal. In determining whether each proposal has received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against each proposal. Broker non-votes will have no impact on such matters since shares that have not been voted by brokers are not considered "shares present" for voting purposes.

*Broker Authority to Vote.* If you hold shares through a broker, follow the voting instructions you receive from your broker. If you want to vote in person, you must obtain a legal proxy from your broker and bring it to the meeting. If you do not submit voting instructions to your broker, your broker may still be permitted to vote your shares under the following circumstances:

- *Discretionary items.* The election of Directors and ratification of the selection of the independent registered public accounting firm are "discretionary" items. Member brokers that do not receive instructions from beneficial owners may vote on these proposals in the following manner: (1) the Company's wholly-owned subsidiaries, LBI or NBLLC, or other affiliates of the Company who are New York Stock Exchange, Inc. ("NYSE") member brokers may vote your shares only in the same proportion as the votes cast by all Stockholders with respect to each such matter; and (2) all other NYSE member brokers may vote your shares in their discretion.
- *Non-discretionary items.* Approval of the amendment of the 2005 SIP, approval of the EICP and approval of the stockholder proposals are "non-discretionary" items and may not be voted on by NYSE member brokers, including LBI and NBLLC, who have not received specific voting instructions from beneficial owners.

### Cost of Solicitation

The cost of soliciting proxies will be borne by the Company. In addition to solicitation by mail, proxies may be solicited by Directors, officers or employees of the Company in person, by telephone or by other means of communication, for which no additional compensation will be paid. The Company has engaged the firm of Georgeson Inc. to assist the Company in the distribution and solicitation of proxies. The Company has agreed to pay Georgeson Inc. a fee of $25,000 plus expenses for its services.

The Company also will reimburse brokerage houses, including LBI and NBLLC, and other custodians, nominees and fiduciaries for their reasonable expenses, in accordance with the rules and regulations of the SEC, the NYSE and other exchanges, in sending proxies and proxy materials to the beneficial owners of shares of the Company's common stock.

### *The Voting Stock*

The Company's Common Stock, par value $.10 per share (the "Common Stock"), is its only class of voting stock. As of the Record Date, 552,712,120 shares of Common Stock (exclusive of 60,231,982 shares held in treasury) were outstanding. Stockholders are entitled to one vote per share with respect to each matter to be voted on at the Annual Meeting. There is no cumulative voting provision applicable to the Common Stock.

The presence in person or by proxy at the Annual Meeting of the holders of a majority of the shares of Common Stock outstanding on the Record Date shall constitute a quorum.

The Incentive Plans Trust holds shares of Common Stock ("Trust Shares") issuable to future, current and former employees of the Company in connection with the granting to such employees of RSUs under the Neuberger LTIP, the Company's Employee Incentive Plan (the "EIP"), the Company's 1994 Management Ownership Plan (the "1994 Plan"), the Company's 1996 Management Ownership Plan (the "1996 Plan") and the 2005 SIP (together with the Neuberger LTIP, EIP, 1994 Plan and 1996 Plan, the "Incentive Plans"). The Incentive Plans Trustee will vote or abstain from voting all Trust Shares in the same proportions as the RSUs in respect of which it has received voting instructions from current employees who have received RSU awards that may be paid from the Incentive Plans Trust ("Current Participants"). As of the Record Date, 100,333,686 Trust Shares (representing 18.2% of the votes entitled to be cast at the Annual Meeting) were held by the Incentive Plans Trust and 145,343,551 of such RSUs were held by Current Participants.

The Savings Plan Trustee will vote or abstain from voting any Savings Plan shares for which proxy instructions are received in accordance with such instructions, and will vote or abstain from voting any Savings Plan shares for which no proxy instructions are received in the same proportions as the Savings Plan shares for which it has received instructions. As of the Record Date, 3,460,691 Savings Plan shares (representing 0.6% of the votes entitled to be cast at the Annual Meeting) were held by the Savings Plan Trustee.

### *Stockholders Entitled to Vote*

Only common stockholders of record as of the close of business on the Record Date are entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof.

## SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS

To the knowledge of management, except for the Incentive Plans Trust (described above) and as described below, no person beneficially owned more than 5% of the Common Stock as of the Record Date.

| Beneficial Owner | Number of Shares of Common Stock Beneficially Owned | Percent of Outstanding Common Stock (a) |
|---|---|---|
| AXA and related parties | 40,094,986(b) | 7.25 |
| ClearBridge Advisors, LLC and related parties | 34,980,989(c) | 6.33 |
| FMR LLC and related parties | 32,441,882(d) | 5.87 |

(a) Percentage is calculated in accordance with applicable SEC rules and is based on the number of shares issued and outstanding on the Record Date.

(b) According to a Schedule 13G dated February 14, 2008 jointly filed by AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, and AXA Courtage Assurance Mutuelle (collectively, the "Mutuelles AXA"), AXA, and AXA Financial, Inc. ("AFI"): (a) the Mutuelles AXA, which as a group control AXA, beneficially own 40,094,986 shares of Common Stock and have sole voting power with respect to 30,969,343 of such shares, shared voting power with respect to 40,846 of such shares, sole dispositive power with respect to 40,072,645 of such shares, and shared dispositive power with respect to 22,341 of such shares; (b) AXA beneficially owns 40,094,986 shares of Common Stock and has sole voting power with respect to 30,969,343 of such shares, shared voting power with respect to 40,846 of such shares, sole dispositive power with respect to 40,072,645 of such shares, and shared dispositive power with respect to 22,341 of such shares; and (c) AFI, which is owned by AXA, beneficially owns 40,038,411 shares of Common Stock and has sole voting power with respect to 30,943,168 of such shares, shared voting power with respect to 40,846 of such shares, sole dispositive power with respect to 40,016,070 of such shares, and shared dispositive power with respect to 22,341 of such shares. AXA is the parent holding company of each of AXA Investment Managers Paris (France), AXA Konzern AG (Germany), and AXA Rosenberg Investment Management LLC, which beneficially own 10,175 shares, 700 shares and 45,700 shares, respectively, acquired in each case solely for investment purposes. AFI is the parent holding company of AllianceBernstein L.P. and AXA Equitable Life Insurance Company which beneficially own 39,775,789 shares and 262,622 shares, respectively. Shares beneficially owned by AllianceBernstein L.P. were acquired solely for investment purposes on behalf of client discretionary investment advisory accounts; and shares beneficially owned by AXA Equitable Life Insurance Company were acquired solely for investment purposes. Addresses of the joint filers are as follows: the Mutuelles AXA, 26, rue Drouot, 75009 Paris, France; AXA, 25, avenue Matignon, 75008 Paris, France; and AFI, 1290 Avenue of the Americas, New York, New York 10104.

(c) According to a Schedule 13G/A dated February 14, 2008 jointly filed by ClearBridge Advisors, LLC and Smith Barney Fund Management LLC: (a) ClearBridge Advisors, LLC beneficially owns 34,646,884 shares of Common Stock and has shared voting power with respect to 30,024,709 of such shares and shared dispositive power with respect to all of such shares; and (b) Smith Barney Fund Management LLC beneficially owns 334,105 shares of Common Stock and has shared voting power and shared dispositive power with respect to all of such shares. The address of the joint filers is as follows: 399 Park Avenue, New York, New York 10022.

(d) According to a Schedule 13G dated February 13, 2008 jointly filed by FMR LLC ("FMR"), its chairman Edward C. Johnson 3d, and Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR: (a) FMR beneficially owns 32,441,882 shares of Common Stock and has sole voting power with respect to 1,791,482 of such shares, and sole dispositive power with respect to all of such shares; (b) Mr. Johnson beneficially owns 32,441,882 shares of Common Stock and has sole dispositive power with respect to all of such shares; and (c) Fidelity beneficially owns 30,569,650 shares of Common Stock as a result of acting as investment adviser to various investment companies registered under the Investment Advisers Act of 1940. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by Fidelity funds, which power resides with the funds' boards of trustees. Members of the family of Mr. Johnson are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. FMR is the parent holding company of each of Strategic Advisers, Inc., Pyramis Global Advisors, LLC, and Pyramis Global Advisors Trust Company which beneficially own 6,813 shares, 48,600 shares and 687,352 shares, respectively, of Common Stock. In addition, according to the Schedule 13G, FMR made the filing on a voluntary basis as if shares owned by FMR and Fidelity International Limited ("FIL"), which beneficially owns 1,129,467 shares of Common Stock, are beneficially owned by FMR and FIL on a joint basis. The address of the joint filers is as follows: 82 Devonshire Street, Boston, Massachusetts 02109.

## PROPOSAL 1—ELECTION OF DIRECTORS

All of the Company's Directors are elected annually for a one-year term expiring at the Annual Meeting of Stockholders in the following year. Each Director will hold office until his or her successor has been elected and qualified or until the Director's earlier resignation or removal.

Except as stated in the following sentence, the persons specified on the enclosed proxy card intend to vote for the nominees listed below, each of whom has consented to being named in this Proxy Statement and to serving if elected. Although management knows of no reason why any nominee would be unable to serve, the persons designated as proxies reserve full discretion to vote for another person in the event any such nominee is unable to serve.

**The Board of Directors unanimously recommends a vote FOR all Director nominees.**

The following information is provided with respect to the nominees for Director. Italicized wording indicates principal occupation(s). As discussed below under "Director Independence", the Board of Directors has determined in accordance with the corporate governance rules of the NYSE that Michael L. Ainslie, John F. Akers, Roger S. Berlind, Thomas H. Cruikshank, Marsha Johnson Evans, Sir Christopher Gent, Jerry A. Grundhofer, Roland A. Hernandez, Henry Kaufman and John D. Macomber are independent and have no material relationships with the Firm. Mr. Grundhofer is not presently a Director and was initially recommended to the Nominating and Corporate Governance Committee by Ridgeway Partners LLC, a third-party search firm engaged by the Nominating and Corporate Governance Committee.

## NOMINEES FOR ELECTION AS DIRECTORS

### MICHAEL L. AINSLIE — Director since 1996 — Age: 64

*Private Investor and Former President and Chief Executive Officer of Sotheby's Holdings.* Mr. Ainslie, a private investor, is the former President, Chief Executive Officer and a Director of Sotheby's Holdings. He was Chief Executive Officer of Sotheby's from 1984 to 1994. From 1980 to 1984, he was President and Chief Executive Officer of the National Trust for Historic Preservation. From 1975 to 1980, he was Chief Operating Officer of N-Ren Corp., a Cincinnati-based chemical manufacturer. From 1971 to 1975, he was President of Palmas Del Mar, a real estate development company. He began his career as an associate with McKinsey & Company. Mr. Ainslie is a Director of The St. Joe Company and Lehman Brothers Bank, FSB. He is a Trustee of Vanderbilt University and a member (and the Chairman Emeritus) of the Board of Directors of The Posse Foundation, Inc. Mr. Ainslie serves as a member of the Audit Committee.

### JOHN F. AKERS — Director since 1996 — Age: 73

*Retired Chairman of International Business Machines Corporation.* Mr. Akers, a private investor, is the retired Chairman of the Board of Directors of International Business Machines Corporation. Mr. Akers served as Chairman of the Board of Directors and Chief Executive Officer of IBM from 1985 until his retirement in 1993, completing a 33-year career with IBM. Mr. Akers is a Director of W. R. Grace & Co. He is a former member of the Board of Trustees of the California Institute of Technology and The Metropolitan Museum of Art, as well as the former Chairman of the Board of Governors of United Way of America. Mr. Akers was also a member of former President George Bush's Education Policy Advisory Committee. Mr. Akers serves as the Chairman of the Compensation and Benefits Committee and as a member of the Finance and Risk Committee.

**ROGER S. BERLIND** **Director since 1985** **Age: 77**

*Theatrical Producer.* Mr. Berlind, who is also a private investor, has been a theatrical producer and principal of Berlind Productions since 1981. Mr. Berlind is also a Governor of the Broadway League and has served as a Trustee of Princeton University, the Eugene O'Neill Theater Center, the MacDowell Colony and the American Academy of Dramatic Arts. Mr. Berlind serves as a member of the Audit Committee and the Finance and Risk Committee.

**THOMAS H. CRUIKSHANK** **Director since 1996** **Age: 76**

*Retired Chairman and Chief Executive Officer of Halliburton Company.* Mr. Cruikshank was the Chairman and Chief Executive Officer of Halliburton Company, a major petroleum industry service company, from 1989 to 1995, was President and Chief Executive Officer of Halliburton from 1983 to 1989, and served as a Director of Halliburton from 1977 to 1996. He joined Halliburton in 1969, and served in various senior accounting and finance positions before being named Chief Executive Officer. Mr. Cruikshank is a Director of LBI. Mr. Cruikshank serves as the Chairman of the Audit Committee and as a member of the Nominating and Corporate Governance Committee.

**MARSHA JOHNSON EVANS** **Director since 2004** **Age: 60**

*Rear Admiral, U.S. Navy (Retired).* Ms. Evans served as President and Chief Executive Officer of the American Red Cross from August 2002 to December 2005. She previously served as National Executive Director of Girl Scouts of the USA from January 1998 until July 2002. Ms. Evans was a career officer in the United States Navy, retiring as a Rear Admiral in January 1998. She served as superintendent of the Naval Postgraduate School in Monterey, California from 1995 to 1998 and headed the Navy's worldwide recruiting organization from 1993 to 1995. She is a director of Weight Watchers International, Inc., Huntsman Corporation and Office Depot, Inc. She also serves on the Advisory Boards for the Ladies Professional Golf Association and the Pew Partnership for Civic Change, a project of the Pew Charitable Trusts, and is a director of the Naval Academy Foundation and America's Development Foundation. Ms. Evans serves as the Chairman of the Nominating and Corporate Governance Committee and as a member of the Compensation and Benefits Committee and the Finance and Risk Committee.

**RICHARD S. FULD, JR.** **Director since 1990** **Age: 61**

*Chairman and Chief Executive Officer.* Mr. Fuld has been Chairman of the Board of Directors of the Company and LBI since April 1994 and Chief Executive Officer of the Company and LBI since November 1993. Mr. Fuld serves as the Chairman of the Executive Committee. Mr. Fuld was President and Chief Operating Officer of the Company and LBI from March 1993 to April 1994 and was Co-President and Co-Chief Operating Officer of both corporations from January 1993 to March 1993. He was President and Co-Chief Executive Officer of the Lehman Brothers Division of Shearson Lehman Brothers Inc. from August 1990 to March 1993. Mr. Fuld was a Vice Chairman of Shearson Lehman Brothers from August 1984 until 1990 and has been a Director of LBI since 1984. Mr. Fuld joined Lehman Brothers in 1969. Mr. Fuld serves on the Board of Directors of the Federal Reserve Bank of New York and is a member of the Executive Committee of the Board of Directors of The Partnership for New York City. He is a member of the International Business Council of the World Economic Forum and The Business Council. In addition, he serves on the Board of Trustees of Middlebury College and NewYork-Presbyterian Hospital, as well as on the Board of Directors of the Robin Hood Foundation.

**SIR CHRISTOPHER GENT** **Director since 2003** **Age: 59**

*Non-Executive Chairman of GlaxoSmithKline plc.* Sir Christopher Gent has been Non-Executive Chairman of GlaxoSmithKline plc since January 2005. He was Non-Executive Deputy Chairman of GlaxoSmithKline plc from June 2004 to January 2005. Prior to his retirement in July 2003, he had been a member of the Board of Directors of Vodafone Group Plc since August 1985 and its Chief Executive Officer since January 1997. Sir Christopher joined Vodafone as Managing Director of Vodafone Limited in January 1985 when the mobile phone service was first launched, and held that position until December 1996. Prior to joining Vodafone, Sir Christopher was Director of Network Services for ICL. In this role, he was Managing Director of Baric, a computer services company owned jointly by Barclays and ICL, and was responsible for ICL's computer bureau services worldwide. Sir Christopher was Knighted for his services to the mobile telecommunications industry in 2001. He is a Director of Ferrari SpA, a Senior Advisor to Bain & Company, Inc. and a member of the Advisory Board of Reform. He served as the National Chairman of the Young Conservatives from 1977 to 1979, and was Vice President of the Computer Services Association Council at the time he left ICL. Sir Christopher serves as a member of the Audit Committee and the Compensation and Benefits Committee.

**JERRY A. GRUNDHOFER** **Age: 63**

*Chairman Emeritus and Retired Chief Executive Officer of U.S. Bancorp.* Mr. Grundhofer is the Chairman Emeritus and retired Chief Executive Officer of U.S. Bancorp. Mr. Grundhofer served as the Chairman of U.S. Bancorp from December 2002 until December 2007. Mr. Grundhofer also served as President and Chief Executive Officer of U.S. Bancorp from February 2001 until October 2004 and December 2006, respectively. From 1993 until February 2001, he served as Chairman, President and Chief Executive Officer of U.S. Bancorp predecessors Firstar Corporation and Star Banc Corporation. Mr. Grundhofer is a director of Ecolab, Inc. and The Midland Company, Inc.

**ROLAND A. HERNANDEZ** **Director since 2005** **Age: 50**

*Retired Chairman and Chief Executive Officer of Telemundo Group, Inc.* Mr. Hernandez is the retired Chairman and Chief Executive Officer of Telemundo Group, Inc., a Spanish-language television station company, where he served from August 1998 to December 2000. From March 1995 to August 1998, he served as President and Chief Executive Officer of Telemundo Group, Inc. Prior to that position, Mr. Hernandez was founder and President of Interspan Communications, a company engaged in a variety of services related to Spanish-language media. Mr. Hernandez is also a Director of MGM Mirage, The Ryland Group, Inc., Vail Resorts, Inc. and Wal-Mart Stores, Inc. In addition, Mr. Hernandez serves on advisory boards for Harvard University's David Rockefeller Center for Latin American Studies and Harvard Law School, as well as the board of Yale University's President's Council on International Activities. Mr. Hernandez serves as a member of the Finance and Risk Committee.

**HENRY KAUFMAN** **Director since 1995** **Age: 80**

*President of Henry Kaufman & Company, Inc.* Dr. Kaufman has been President of Henry Kaufman & Company, Inc., an investment management and economic and financial consulting firm, since 1988. For the previous 26 years, he was with Salomon Brothers Inc., where he was a Managing Director, Member of the Executive Committee, and in charge of Salomon's four research departments. He was also a Vice Chairman of the parent company, Salomon Inc. Before joining Salomon Brothers, Dr. Kaufman was in commercial banking and served as an economist at the Federal Reserve Bank of New York. He is a Member (and the Chairman Emeritus) of the Board of Trustees of the Institute of International Education, a Member of the Board of Trustees of New York University, a Member (and the Chairman Emeritus) of the Board of Overseers of the Stern School of Business of New York University and a Member of the Board of Trustees of the Animal Medical Center. Dr. Kaufman is a Member of the International Advisory Committee of the Federal Reserve Bank of New York, a Member of the Advisory

Committee to the Investment Committee of the International Monetary Fund Staff Retirement Plan, a Member of the Board of Governors of Tel-Aviv University and Treasurer (and former Trustee) of The Economic Club of New York. Dr. Kaufman serves as the Chairman of the Finance and Risk Committee.

**JOHN D. MACOMBER** **Director since 1994** **Age: 80**

*Principal of JDM Investment Group.* Mr. Macomber has been a Principal of JDM Investment Group, a private investment firm, since 1992. He was Chairman and President of the Export-Import Bank of the United States from 1989 to 1992, Chairman and Chief Executive Officer of Celanese Corporation from 1973 to 1986 and a Senior Partner at McKinsey & Company from 1954 to 1973. Mr. Macomber is a Director of Collexis Holdings, Inc. and Stewart & Stevenson LLC. He is Chairman of the Council for Excellence in Government and Vice Chairman of the Atlantic Council. He is a Trustee of the Carnegie Institution of Washington and the Folger Library. Mr. Macomber serves as a member of the Compensation and Benefits Committee, the Executive Committee and the Nominating and Corporate Governance Committee.

## COMMITTEES OF THE BOARD OF DIRECTORS

The Executive, Audit, Compensation and Benefits, Finance and Risk, and Nominating and Corporate Governance Committees of the Board of Directors are described below.

### Executive Committee

The Executive Committee consists of Mr. Fuld, who chairs the Executive Committee, and Mr. Macomber. The Executive Committee has the authority, in the intervals between meetings of the Board of Directors, to exercise all the authority of the Board of Directors, except for those matters that the Delaware General Corporation Law or the Company's Restated Certificate of Incorporation reserves to the full Board of Directors. The Executive Committee acted by unanimous written consent 16 times during the fiscal year ended November 30, 2007 ("Fiscal 2007").

### Audit Committee

The Audit Committee consists of Mr. Cruikshank, who chairs the Audit Committee, Mr. Ainslie, Mr. Berlind and Sir Christopher Gent, all of whom have been determined by the Board of Directors to be independent directors under NYSE corporate governance rules and SEC rules. The Board of Directors has determined that Mr. Cruikshank is an "audit committee financial expert" as defined under SEC rules. The Audit Committee operates under a written charter adopted by the Board of Directors, which is accessible through the Lehman Brothers web site at http://www.lehman.com/shareholder/corpgov. The Audit Committee assists the Board of Directors in fulfilling its oversight of the quality and integrity of the Company's financial statements and the Company's compliance with legal and regulatory requirements. The Audit Committee is responsible for retaining (subject to stockholder ratification) and, as necessary, terminating, the independent registered public accounting firm. The Audit Committee annually reviews the qualifications, performance and independence of the independent registered public accounting firm and the audit plan, fees and audit results, and pre-approves audit and non-audit services to be performed by the independent registered public accounting firm and related fees. The Audit Committee also oversees the performance of the Company's corporate audit and compliance functions. The Audit Committee held 11 meetings during Fiscal 2007.

### ***Compensation and Benefits Committee***

The Compensation and Benefits Committee (the "Compensation Committee") consists of Mr. Akers, who chairs the Compensation Committee, Ms. Evans, Sir Christopher Gent and Mr. Macomber, all of whom are independent under NYSE corporate governance rules. Each of such directors is a "non-employee director" within the meaning of Rule 16b-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee operates under a written charter adopted by the Board of Directors which is accessible through the Lehman Brothers web site at http://www.lehman.com/shareholder/corpgov. The Compensation Committee has general oversight responsibility with respect to compensation and benefits programs and compensation of the Company's executives, including reviewing and approving compensation policies and practices, such as salary, cash incentive, RSUs, long-term incentive compensation and other programs, and grants under such plans. The Compensation Committee evaluates the performance of the Chief Executive Officer of the Company and other members of senior management and, based on such evaluation, reviews and approves the annual salary, bonus, share and option awards, other long-term incentives and other benefits to be paid to the Chief Executive Officer and such other members of senior management. The Compensation Committee also reviews and discusses the Compensation Discussion and Analysis with management and, if appropriate, recommends to the full Board of Directors that it be included in the Company's filings with the SEC. The Compensation Committee may delegate any or all of its responsibilities to a subcommittee of the Compensation Committee.

As a part of its review and establishment of the performance criteria and compensation of senior management, the Compensation Committee generally meets separately at least annually with the Chief Executive Officer, the Company's principal human resources executive and any other corporate officers as the Compensation Committee deems appropriate. The Chief Executive Officer and the President and Chief Operating Officer provide annual performance reviews and compensation recommendations to the Compensation Committee for each of the other executive officers, and the Chief Executive Officer does so for the President and Chief Operating Officer in the latter's absence.

In carrying out its responsibilities, the Compensation Committee has the authority to select, retain and terminate outside counsel and other experts, including compensation consultants, to study or investigate any matter of interest that it deems appropriate. If the Compensation Committee retains outside counsel or other experts, it has the authority to approve the fees payable to and expenses of such advisers. The Compensation Committee has engaged Johnson Associates, a compensation consulting firm specializing in the financial services industry, to advise on matters relating to the compensation of the Chief Executive Officer and other executive officers and to consult on executive and director compensation practices. Johnson Associates reports directly to the Compensation Committee and attends Compensation Committee meetings as requested by the Compensation Committee.

In addition, the Compensation Committee reviews and approves transactions in which the Firm is a participant and in which an executive officer of the Firm or any immediate family member of any executive officer of the Firm has a direct or indirect material interest, in accordance with the Company's Policy Regarding Transactions with Related Persons.

The Compensation Committee held seven meetings and acted by unanimous written consent two times during Fiscal 2007.

### *Finance and Risk Committee*

The Finance and Risk Committee (the "Finance Committee") consists of Dr. Kaufman, who chairs the Finance Committee, Mr. Akers, Mr. Berlind, Ms. Evans and Mr. Hernandez. The Finance Committee reviews and advises the Board of Directors on the financial policies and practices of the Company, including risk management. The Finance Committee also periodically reviews, among other things, budget, capital and funding plans and recommends a dividend policy and Common Stock repurchase plan to the Board of Directors. The Finance Committee held two meetings during Fiscal 2007.

### *Nominating and Corporate Governance Committee*

The Nominating and Corporate Governance Committee (the "Nominating Committee") consists of Ms. Evans, who chairs the Nominating Committee, Mr. Cruikshank and Mr. Macomber, all of whom are independent under NYSE corporate governance rules. The Nominating Committee operates under a written charter adopted by the Board of Directors which is accessible through the Lehman Brothers web site at http://www.lehman.com/shareholder/corpgov. The Nominating Committee is responsible for overseeing the Company's corporate governance and recommending to the Board of Directors corporate governance principles applicable to the Company. The Nominating Committee also considers and makes recommendations to the Company's Board of Directors with respect to the size and composition of the Board of Directors and its Committees and with respect to potential candidates for membership on the Board of Directors. The Nominating Committee seeks Director candidates who possess personal characteristics consistent with those who:

- have demonstrated high ethical standards and integrity in their personal and professional dealings;
- possess high intelligence and wisdom;
- are financially literate (i.e., who know how to read a balance sheet, an income statement and a cash flow statement, and understand the use of financial ratios and other indices for evaluating company performance);
- ask for and use information to make informed judgments and assessments;
- approach others assertively, responsibly, and supportively, and who are willing to raise tough questions in a manner that encourages open discussion; and/or
- have a history of achievements that reflect high standards for themselves and others;

while retaining the flexibility to select those candidates whom it believes will best contribute to the overall performance of the Board of Directors. In addition, the Nominating Committee seeks candidates who will contribute knowledge, expertise or skills in at least one of the following core competencies, in order to promote a Board of Directors that possesses *as a whole* these core competencies:

- a record of making good business decisions;
- an understanding of management "best practices";
- relevant industry-specific or other specialized knowledge;
- business experience in international markets;
- a history of motivating high-performing talent; and
- the skills and experience to provide strategic and management oversight, and to help maximize the long-term value of the Firm for its stockholders.

In connection with each annual meeting, and at such other times as it may become necessary to fill one or more seats on the Board of Directors, the Nominating Committee will consider in a timely fashion potential candidates for director that have been recommended by the Company's Directors, Chief

Executive Officer and other members of senior management, and stockholders. The Nominating Committee may also engage a third-party search firm as and when it deems appropriate to identify potential candidates for its consideration. The Nominating Committee will meet such number of times as it deems necessary to narrow the list of potential candidates, review any materials provided by stockholders or other parties in connection with the potential candidates and cause appropriate inquiries to be conducted into the backgrounds and qualifications of potential candidates in order to enable it to properly evaluate the candidates. During this process, the Nominating Committee also reports to and receives feedback from other outside Directors, and meets with and considers feedback from the Chief Executive Officer and other members of senior management, with respect to potential candidates. Interviews of potential candidates for nomination are conducted by members of the Nominating Committee, other outside Directors, the Chief Executive Officer and other members of senior management.

In evaluating any potential candidate, the Nominating Committee considers the extent to which the candidate has the personal characteristics and core competencies discussed above, and takes into account all other factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity and the extent to which a candidate would fill a present need on the Board of Directors. In addition, the Nominating Committee considers independence and potential conflicts issues with respect to Directors standing for re-election and other potential nominees, and whether any candidate has special interests that would impair his or her ability to effectively represent the interests of all stockholders. The Nominating Committee also takes into account the candidates' current occupations and the number of other boards on which they serve in determining whether they would have the ability to devote sufficient time to carry out their duties as Directors.

As indicated above, the Nominating Committee will consider candidates for Director recommended by stockholders of the Company. The procedures for submitting stockholder recommendations are explained below under "Other Matters."

In May 2006, the Nominating Committee engaged Ridgeway Partners LLC, a third-party search firm to conduct a search to identify and attract potential director candidates. In the course of its engagement, Ridgeway Partners LLC has identified and provided background information about Mr. Grundhofer and other potential director candidates and continues to do so.

The Nominating Committee also reviews and approves transactions in which the Firm is a participant and in which (1) a Director or nominee for Director of the Company or (2) a beneficial owner of more than 5% of our Common Stock or, in each case, any immediate family member of any such person, has a direct or indirect material interest, in accordance with the Company's Policy Regarding Transactions with Related Persons.

The Nominating Committee held five meetings during Fiscal 2007.

## NON-MANAGEMENT DIRECTORS

The Board of Directors has adopted a policy of regularly scheduled executive sessions where non-management Directors will meet independent of management. The non-management Directors held five executive sessions during Fiscal 2007. The presiding Director at the executive sessions is Mr. Macomber.

## COMMUNICATIONS WITH DIRECTORS

Stockholders of the Company and other interested parties may communicate their concerns to the non-management Directors, by mail at Lehman Brothers, P.O. Box 5281, New York, NY 10150 or through the Lehman Brothers web site at http://www.lehman.com/shareholder/corpgov. Stockholders of the

Company and other interested parties may communicate their concerns regarding Lehman Brothers' accounting, internal accounting controls or auditing matters to the Audit Committee, by phone at: 1-800-393-8915 or 1-212-526-7250, by mail at Lehman Brothers, P.O. Box 5281, New York, NY 10150 or through the Lehman Brothers web site at http://www.lehman.com/shareholder/corpgov. The full procedures regarding Communications With Non-Management Directors and Complaints About Accounting Matters are described on the Lehman Brothers web site at http://www.lehman.com/shareholder/corpgov.

## ATTENDANCE AT MEETINGS BY DIRECTORS

The Board of Directors held eight meetings and acted by unanimous written consent two times during Fiscal 2007. During Fiscal 2007, each Director attended 75% or more of the aggregate of (a) the total number of meetings of the Board of Directors held and (b) the total number of meetings held by all Committees of the Board of Directors on which he or she served. Overall Director attendance at Board and Board Committee meetings during Fiscal 2007 was 96%. The number of meetings held by each Committee during Fiscal 2007 is set forth above.

Each Director is expected to attend the Company's Annual Meeting of Stockholders. Each Director attended the Company's 2007 Annual Meeting of Stockholders.

## COMPENSATION OF DIRECTORS

The following table shows, for the year ended November 30, 2007, the cash and other compensation of the non-management members of the Board of Directors for services in all capacities.

### 2007 DIRECTOR COMPENSATION

| Name | Fees Earned or Paid in Cash | Stock Awards(a) | Option Awards(b) | Change in Pension Value and Nonqualified Deferred Compensation Earnings(c) | All Other Compensation | Total |
|---|---|---|---|---|---|---|
| M. L. Ainslie | $ 95,000 | $245,038 | $ 0 | $0 | $57,500(d) | $397,538 |
| J. F. Akers | 115,500 | 245,038 | 0 | 0 | 0 | 360,538 |
| R. S. Berlind | 107,500 | 245,038 | 0 | 0 | 0 | 352,538 |
| T. H. Cruikshank | 140,000 | 245,038 | 0 | 0 | 0 | 385,038 |
| M. J. Evans | 128,000 | 245,038 | 0 | 0 | 0 | 373,038 |
| C. Gent | 120,500 | 245,038 | 0 | 0 | 0 | 365,538 |
| R. A. Hernandez | 80,000 | 245,038 | 0 | 0 | 0 | 325,038 |
| H. Kaufman | 95,000 | 0 | 254,388 | 0 | 0 | 349,388 |
| J. D. Macomber | 132,000 | 245,038 | 0 | 0 | 0 | 377,038 |

(a) These values reflect the total compensation cost recognized for Fiscal 2007 in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("FAS 123R"), for financial statement reporting purposes. Grants of 3,400 RSUs were made on April 12, 2007, the day of the Company's 2007 Annual Meeting of Stockholders. The grant date fair value of each RSU under FAS 123R was equal to the closing stock price on such date ($72.07), which was fully expensed in Fiscal 2007.

Non-management Directors held the following number of outstanding RSUs at the end of Fiscal 2007:

| | |
|---|---|
| M. L. Ainslie | 21,215 |
| J. F. Akers | 12,749 |
| R. S. Berlind | 41,076 |
| T. H. Cruikshank | 48,013 |
| M. J. Evans | 17,130 |
| C. Gent | 17,130 |
| R. A. Hernandez | 6,872 |
| H. Kaufman | 18,286 |
| J. D. Macomber | 46,263 |

(b) These values reflect the total compensation cost recognized for Fiscal 2007 in accordance with FAS 123R for financial statement reporting purposes based upon the grant date value of awards granted in both Fiscal 2007 and prior fiscal years as calculated using the Black-Scholes stock option pricing model, excluding any estimate of forfeitures. The assumptions used in the model are discussed in Note 12 of the Company's Consolidated Financial Statements for the fiscal year in which the award was granted. Options to purchase 10,200 shares of Common Stock were granted on April 12, 2007, the day of the Company's 2007 Annual Meeting of Stockholders, with an exercise price equal to the closing stock price on that date of $72.07. The options have a ten-year term, are not forfeitable, and become exercisable in one-third installments on each of the first three anniversaries of the grant date or sooner upon termination of service.

Non-management Directors held the following number of outstanding stock options at the end of Fiscal 2007:

| | |
|---|---|
| M. L. Ainslie | 71,788 |
| J. F. Akers | 43,400 |
| R. S. Berlind | 76,596 |
| H. Kaufman | 100,188 |
| J. D. Macomber | 40,720 |

(c) None of the Directors participating in the Company's Retirement Plan for Non-Management Directors received an increase in the accrued benefit. No above-market earnings were paid on amounts deferred under the Amended and Restated Deferred Compensation Plan for Non-Management Directors.

(d) Mr. Ainslie received an aggregate of $57,500 for serving as a Director, Chairman of the Audit Committee and a member of the Compensation and Benefits Committee of Lehman Brothers Bank, FSB in Fiscal 2007.

### *Compensation of Non-Management Directors*

The compensation program for non-management Directors is designed to provide compensation levels that are sufficient to attract and retain qualified Directors, are appropriate for the time and effort required to effectively fulfill their responsibilities, and are competitive with other firms in our industry. A significant portion of compensation is delivered in the form of an annual equity retainer in order to align Directors' interests with those of stockholders. In addition, the Company requires each Director to maintain a minimum stock ownership of 6,000 shares of Common Stock and/or RSUs. New Directors have three years to meet this requirement.

*Cash Compensation.* Non-management Directors receive an annual cash retainer of $75,000 and are reimbursed for reasonable travel and related expenses. The annual retainer is paid quarterly; however, the fourth quarter payment will be withheld from any Director who has been a Director for the full year and who has failed to attend 75% of the total number of meetings. The Chairman of the Audit Committee receives an additional annual retainer of $25,000, and each non-management Director who serves as a Chairman of any other Committee of the Board of Directors receives an additional annual retainer of $15,000 for each such Committee. Each non-management Director who serves as a Committee member (including as the Chairman) receives $2,500 for each Committee meeting and $1,500 for each unanimous written consent.

Mr. Ainslie also receives an annual cash retainer of $40,000 for serving as a Director of Lehman Brothers Bank, FSB, an annual retainer of $10,000 for serving as Chairman of its Audit Committee, and $1,500 for each committee meeting and $1,500 for each unanimous written consent for serving as a member of its Audit and Compensation and Benefits Committees.

These annual retainers and meeting fees are summarized below:

| Board Service Component | Annual Cash Retainer | Committee Meeting Fee |
|---|---|---|
| Board member | $75,000 | N/A |
| Audit Committee Chairman | 25,000 | $2,500 |
| Other Committee Chairmen | 15,000 | 2,500 |
| Committee member | N/A | 2,500 |
| Unanimous written consent | N/A | 1,500 |

*Equity Grants.* An annual equity retainer in the form of a grant of 3,400 RSUs is made to each non-management Director on the day of the Company's Annual Meeting of Stockholders. Dividends are payable by the Company on all RSU holdings from the respective dates of award and are reinvested in additional RSUs with the same terms. All RSUs are fully vested at the time of grant and are payable in Common Stock upon death, disability or termination of service.

For Fiscal 2007, upon the recommendation of the Compensation Committee, the Board of Directors gave non-management Directors the choice to receive an option to purchase 10,200 shares of Common Stock instead of the annual RSU grant. The options granted have an exercise price per share equal to the closing price of the Common Stock on the NYSE on the date of the annual stockholder meeting. Such options have a ten-year term, are not forfeitable, and become exercisable in one-third installments on each of the first three anniversaries of the award date, or sooner upon termination of service.

### *The Company's Restated Deferred Compensation Plan*

The Company's Amended and Restated Deferred Compensation Plan for Non-Management Directors is a nonqualified deferred compensation plan, which provides each non-management Director an opportunity to elect to defer receipt of cash compensation to be earned for services on the Board of Directors. Each non-management Director may elect to defer all or a portion of his or her future cash compensation with respect to one or more terms as a Director. Such election can be revoked only prior to December 31 of the year preceding the year in which the services to which the deferred compensation relates are to be performed, or by a showing of severe financial hardship. Amounts deferred are credited quarterly with interest, based upon the average 30-day U.S. Treasury Bill rate, and compounded annually. Deferred amounts will be paid in either a lump sum or in annual installments over a period not to exceed ten years, as elected by the non-management Director. Participants may elect payments to commence either as soon as practicable following termination of service, or January 1 of a year at least two years after the year in which such deferred amounts were earned, or the earlier of such date of termination or such January 1. If necessary, any such payments will be deferred until the first date on which they may be made without subjecting the payment to additional taxes imposed by Section 409A of the Code.

### *The Company's Frozen Retirement Plan*

Prior to May 1994, the Company maintained the Retirement Plan for Non-Management Directors which was a nonqualified retirement plan providing a limited annual retirement benefit for non-management Directors who had earned five or more years of service as defined in the plan. Participation in this plan was frozen on May 31, 1994. Any non-management Director who had, on such date, completed at least five years of service as a Director (determined in accordance with the plan) has vested benefits under the plan. Any individual who was a non-management Director on such date, but had not completed five years of service as of such date, acquired vested benefits under this plan at the time such individual completed such five years of service as a Director. Any individual who became a non-management Director after such date was ineligible to participate in this plan. Vested benefits under this plan are paid after a participant ceases to be a Director. Based upon years of service prior to May 1994, Mr. Berlind is entitled to $20,000 annually in equal quarterly payments, for seven years following retirement under this plan. Any such payments would cease upon death..

## EXECUTIVE OFFICERS OF THE COMPANY

Biographies of the current executive officers of the Company are set forth below, excluding Mr. Fuld's biography, which is included under "Nominees for Election as Directors" above. Each executive officer serves at the discretion of the Board of Directors.

### ERIN M. CALLAN — Age: 42

*Chief Financial Officer.* Ms. Callan has been the Chief Financial Officer and Global Controller of the Company since December 2007 and is an Executive Vice President of the Company and a member of the Firm's Executive Committee. From May 2006 through November 2007, Ms. Callan was responsible for heading Global Hedge Fund Coverage within the Firm's Investment Banking Division. Prior to that, she led the Firm's Global Finance Solutions Group and Global Finance Analytics Group within Investment Banking from 2003 to 2006. Ms. Callan joined the Firm in 1995 and was named a managing director in June 2000.

### SCOTT J. FREIDHEIM — Age: 42

*Co-Chief Administrative Officer.* Mr. Freidheim has been the Co-Chief Administrative Officer of the Company since October 2006 and is an Executive Vice President of the Company. Mr. Freidheim also has been the Chief of Staff to the Chairman and Chief Executive Officer since 1996. He was Global Head of Strategy from 2005 to 2007 and Global Head of Corporate Communications, Advertising, Marketing and Brand Strategy from 2003 to 2007. Mr. Freidheim joined the Company in 1991. He is actively involved with the Institute of International Education ("IIE"), where he is a member of the Board of Trustees, a member of IIE's Scholar Rescue Fund Board of Directors and Selection Committee, and co-founder and chairman of IIE's New Leaders Group. Additionally, Mr. Freidheim is a member of The Forum of Young Global Leaders of the World Economic Forum, a member of the Executive Advisory Board of Sponsors for Educational Opportunity, a member of Young Presidents' Organization and a member of The Economic Club of New York.

### JOSEPH M. GREGORY — Age: 56

*President and Chief Operating Officer.* Mr. Gregory has been President and Chief Operating Officer of the Company since May 2004 and is a member of the Firm's Executive Committee. From May 2002 until May 2004, Mr. Gregory was the Firm's Co-Chief Operating Officer. From April 2000 until May 2002, Mr. Gregory was the Firm's Chief Administrative Officer, and from 1996 to April 2000, Mr. Gregory was Head of the Firm's Global Equities Division, in charge of the overall equities business. From 1991 to 1996, he was Co-Head of the Firm's Fixed Income Division. From 1980 to 1991, he held various management positions in the Fixed Income Division, including Head of the Firm's mortgage business. Mr. Gregory joined the Firm in 1974 as a commercial paper trader. Mr. Gregory is a member of the National Advisory Board of The Posse Foundation, Inc. and the Board of Trustees of Harlem Children's Zone. He is Vice Chair of the Trustees of Hofstra University and serves on the Finance, Endowment and Investment Committees of the University.

**IAN T. LOWITT** **Age: 44**

*Co-Chief Administrative Officer.* Mr. Lowitt has been the Co-Chief Administrative Officer of the Company since October 2006 and is an Executive Vice President of the Company. Mr. Lowitt was Chief Administrative Officer for Lehman Brothers Europe from July 2005 until October 2006. Prior to that, Mr. Lowitt served as Treasurer and Global Head of Tax from 2000 until 2005. Mr. Lowitt joined the Firm in 1994 as Head of Corporate Development and was named a managing director in June 2000.

**THOMAS A. RUSSO** **Age: 64**

*Chief Legal Officer.* Mr. Russo has been Chief Legal Officer of the Company since 1993 and is an Executive Vice President of the Company and a member of and counsel to the Firm's Executive Committee. He has been a Vice Chairman of LBI since July 1999. Mr. Russo joined the Firm in 1993; prior to that, Mr. Russo was a partner at the Wall Street law firm of Cadwalader, Wickersham & Taft and a member of its Management Committee. Mr. Russo is the Treasurer and a member of the Executive Committee of the National Board of Trustees of the March of Dimes and Vice Chairman of the Board of Trustees of The Institute for Financial Markets. He is the Chairman of the Executive Committee of the Board of Trustees of the Institute of International Education, as well as a founder of the Institute of International Education's Scholar Rescue Fund and a member of its Board. Mr. Russo is also a member of the Regulatory Policy Committee of the Board of Governors of the Financial Industry Regulatory Authority (FINRA). In addition, Mr. Russo is a member of the Federal Reserve Bank of New York's International Advisory Committee and the Committee on Capital Markets Regulation.

## SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth beneficial ownership information as of January 31, 2008 with respect to the Common Stock for each current Director and nominee for Director, each executive officer named in the tables set forth under "Compensation of Executive Officers" below and all current Directors and executive officers as a group. Except as described below, each of the persons listed below has sole voting and investment power with respect to the shares shown. None of the Directors or executive officers beneficially owned any of the Company's other outstanding equity securities as of January 31, 2008.

| Beneficial Owner | Number of Shares of Common Stock (a) | Number of Shares of Common Stock that may be acquired within 60 days of January 31, 2008 | Percent of Outstanding Common Stock (b) |
|---|---|---|---|
| Michael L. Ainslie (c) | 70,023 | 71,788 | * |
| John F. Akers (d) | 30,749 | 43,400 | * |
| Roger S. Berlind (e) | 605,884 | 71,788 | * |
| Thomas H. Cruikshank | 76,013 | 0 | * |
| Marsha Johnson Evans | 17,130 | 0 | * |
| Richard S. Fuld, Jr. (f) | 10,851,590 | 1,800,000 | 2.41 |
| Sir Christopher Gent | 23,270 | 0 | * |
| Joseph M. Gregory (g) | 6,188,903 | 700,000 | 1.31 |
| Jerry A. Grundhofer | 0 | 0 | * |
| Roland A. Hernandez (h) | 7,872 | 0 | * |
| Ian T. Lowitt | 248,056 | 63,206 | * |
| Henry Kaufman (i) | 23,286 | 43,400 | * |
| John D. Macomber | 163,139 | 40,720 | * |
| Christopher M. O'Meara | 259,791 | 79,954 | * |
| Thomas A. Russo (j) | 1,454,814 | 150,000 | * |
| All current Directors and executive officers as a group (15 individuals) (k) | 20,300,245 | 3,053,022 | 4.43 |

* Less than one percent.

(a) Amounts include vested and unvested RSUs. RSUs are convertible on a one-for-one basis into shares of Common Stock, but cannot be sold or transferred until converted to Common Stock and, with respect to each person identified in the table, are not convertible within 60 days following January 31, 2008. A portion of the vested RSUs held by the executive officers are subject to forfeiture for detrimental or competitive activity. Nonetheless, an executive officer who holds RSUs will be entitled to direct the Incentive Plans Trustee to vote a number of Trust Shares that is proportionate to the number of RSUs held irrespective of vesting; such number of Trust Shares will be calculated prior to the Annual Meeting and will be determined by the number of Trust Shares held by the Incentive Plans Trust on the Record Date and the extent to which Current Participants under the Incentive Plans return voting instructions to the Incentive Plans Trustee. See "Introduction—The Voting Stock."

(b) Percentages are calculated in accordance with applicable SEC rules and are based on the number of shares issued and outstanding on January 31, 2008.

(c) Includes 15,788 shares held in a grantor retained annuity trust, of which Mr. Ainslie is the trustee, and 7,000 shares held by Mr. Ainslie's private charitable foundation, over which he and his wife share voting and investment power. Mr. Ainslie disclaims beneficial ownership of such shares.

(d) Includes 15,000 shares that may be acquired within 60 days of January 31, 2008 pursuant to stock options held by a family limited partnership, the general partner of which is a family limited liability company of which Mr. Akers is manager. Mr. Akers disclaims beneficial ownership of such shares.

(e) Includes 160,000 shares held by Mr. Berlind's wife, as to which Mr. Berlind disclaims beneficial ownership.

(f) Includes a total of 83,362 shares held by Mr. Fuld's children directly, or in trusts for their benefit of which Mr. Fuld and his wife are the trustees. Mr. Fuld disclaims beneficial ownership of such shares. Also includes 1,151,522 shares held in grantor retained annuity trusts, of which Mr. Fuld and his wife are the trustees and as to which Mr. Fuld disclaims beneficial ownership, in addition to 13,527 shares held by Mr. Fuld's private charitable foundation, over which he and his wife share voting and investment power and as to which Mr. Fuld disclaims beneficial ownership. Also includes 2,110,000 shares pledged in a margin account with LBI.

(g) Includes 751,086 shares pledged in a margin account with LBI.

(h) Includes 1,000 shares held by a family trust for which Mr. Hernandez and his wife are trustees. Mr. Hernandez disclaims beneficial ownership of such shares.

(i) Includes 5,000 shares held by Dr. Kaufman's wife, as to which Dr. Kaufman disclaims beneficial ownership.

(j) Includes a total of 1,884 shares held in custodial accounts for Mr. Russo's children for which Mr. Russo is the custodian, as to which Mr. Russo disclaims beneficial ownership. Also includes 37,028 shares held in grantor retained annuity trusts, of which Mr. Russo is a trustee. Mr. Russo disclaims beneficial ownership of such shares.

(k) Includes, for all current Directors and executive officers as a group, 2,861,086 shares pledged in margin accounts with LBI.

## COMPENSATION AND BENEFITS COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the last completed fiscal year, Mr. Akers, Ms. Evans, Sir Christopher Gent and Mr. Macomber served on the Compensation Committee. None of these individuals has ever served as an officer or employee of the Firm.

In addition, no executive officer of the Company served on the compensation committee or board of directors of any company that employed any member of the Company's Compensation Committee or Board of Directors.

## COMPENSATION DISCUSSION AND ANALYSIS

### Human Capital Strategy and Compensation Philosophy

Lehman Brothers' human capital strategy is to attract and retain the most talented employees and to strongly align their interests with maximizing Company performance and stockholder return. Our strategy regarding our employees has remained consistent since becoming a public company in 1994 and, we believe, has been instrumental in helping the Company achieve its goals over time.

This strategy is embodied in our "One Firm" approach that integrates each of the Company's divisions to deliver the full resources of the Company to our clients. It has created a unique culture that inspires innovation, teamwork and excellence. Our culture is enhanced by an employee ownership mentality which is reinforced through the Company's compensation programs.

Lehman Brothers' compensation philosophy provides the foundation for all of the Company's employee compensation programs, including those for its executive officers. The philosophy includes three key operating principles that are the basis for designing programs to motivate behavior that drives the Company's performance. These principles include the following:

- Establish performance-based compensation programs tied to annual and long-term Company, business unit and individual goals, which are structured to align the interests of employees with those of stockholders.
- Deliver a significant portion of total compensation in equity-based awards, thereby further aligning the financial interests of employees with those of stockholders and encouraging prudent long-term strategic decisions and risk management.
- Ensure that compensation opportunities are comparable to those at major competitors, so that the Company can attract, retain and motivate talented employees who are essential to the Company's long-term success.

The nature of the securities industry requires a workforce of highly skilled professionals, who are in great demand due to the revenue they can generate and the judgment they exercise in managing risk. Competition to attract and retain these professionals results in high levels of compensation relative to other industries.

The overall objective in determining total compensation levels across the Company is to balance competitive pressures in the market for professional talent with cost considerations. Since the securities industry is fundamentally a human capital intensive business, compensation and benefits are a significant and critical expense. Among the firms within our industry, these expenses typically account for between 45% and 50% of net revenues, and in 2007, compensation and benefits expenses among some firms approached 60% of net revenues. In Fiscal 2007, the Company's compensation and benefits expense was 49.3% of net revenues.

We believe that our strategy and compensation philosophy have been instrumental in delivering superior long-term financial performance and returns for Lehman Brothers shareholders.

### Executive Officer Compensation Program

Among companies in the securities industry, the majority of executive compensation is provided in the form of a variable, performance-based annual incentive that is delivered in both cash and equity awards. This approach creates strong alignment of pay with performance. The equity award portion of the Company's annual incentive compensation, which includes vesting provisions, creates employee ownership, encourages retention, and further ties the compensation to the organization's future performance.

While the Company does not tie any elements of its compensation to compensation levels at other firms, when making decisions concerning compensation and benefits, the Company's Compensation Committee reviews analyses of compensation practices and financial performance among a peer group of other large financial services firms. These firms are Bank of America Corp., The Bear Stearns Companies Inc., Citigroup Inc., The Goldman Sachs Group, Inc., JPMorgan Chase & Co., Merrill Lynch & Co., Inc., Morgan Stanley, Wachovia Corp., and Wells Fargo & Co. In conducting its review, the Compensation Committee typically gives greater consideration to those firms that operate predominantly in the investment banking sector, with whom Lehman Brothers competes more directly—The Bear Stearns Companies Inc., The Goldman Sachs Group, Inc., Merrill Lynch & Co., Inc. and Morgan Stanley. In addition to the publicly held companies included in our peer group, private firms and partnerships that operate within our industry, including asset management and private equity firms, also influence the Company's compensation levels.

### *Elements of 2007 Compensation Program*

The Company's 2007 compensation program was composed of the following elements:

*Base Salary.* Annual base salaries, which are paid in cash, are intended to make up a small portion of executive officers' total annual compensation to ensure that a majority of total annual compensation is tied to performance.

*Annual Incentive.* Performance-based annual incentive compensation ("Annual Incentive") is the principal portion of an executive officer's total annual compensation and consists of a combination of cash bonus and equity awards, the relative portions of which are determined for each executive officer by the Compensation Committee at the time it determines the amount of the Annual Incentive. The Annual Incentive is determined after the end of the fiscal year based on the prior year's performance of the individual and the Company. This approach results in overall compensation levels that reflect the financial performance of the Company while focusing executives' attention on both annual and long-term achievement.

As described below under "Determination of 2007 Compensation," the terms, conditions and amount of the equity component of the Annual Incentive were determined by the Compensation Committee at its first meeting following the end of the fiscal year. The grant date of the equity award is the date of the Compensation Committee's meeting. In considering the form and amount of equity award to be granted to each executive officer, the Compensation Committee considers a variety of factors, including the performance of the Company and each executive officer in the prior year, means to incent performance and encourage retention of each executive officer, the mix of cash and equity being awarded to other senior executives, each executive officer's current equity holdings, trends in executive compensation best practices, and the market environment generally. In December 2007, the Compensation Committee awarded RSUs to the executive officers as the equity component of the Annual Incentive for Fiscal 2007.

### *Elements of Compensation in Prior Years*

In prior years, executive officers periodically received grants of performance based awards at the beginning of the fiscal year which were tied to, and intended to incent, future performance. Over the years such awards included the following:

*Performance Stock Units.* The Compensation Committee previously granted Performance Stock Units periodically to selected executives, including Messrs. Fuld, Gregory and Russo, under four separate programs established in 1995, 1996, 1997 and 2000. The Performance Stock Unit grants provided long-term incentive opportunities based on the then financial goals of the Company and have been attributed by the Compensation Committee to compensation earned for prior years, even though some Performance Stock Unit awards converted to Common Stock in Fiscal 2007, and other Performance Stock Unit awards have not yet converted.

*Stock Options.* Stock options were not granted to executive officers in Fiscal 2007. In prior years, the Compensation Committee made annual grants of stock options at the beginning of the fiscal year to motivate executives to strive for long-term stockholder value creation.

*Performance-Based RSU Grants.* The Compensation Committee granted Performance-Based RSUs to, among others, Messrs. Fuld, Gregory and Russo in December 2006. Receipt of the Performance-Based RSUs was contingent on achieving a ten percent return on equity for Fiscal 2007 and also was subject to additional vesting requirements which are described in the narrative following the 2007 Grants of Plan-Based Awards table. The Performance-Based RSUs were designed as a long-term incentive opportunity, in addition to the Annual Incentive, to align the interests of the most senior executives with the financial goals of the Company and replaced grants of stock options as part of these executives' total annual compensation. The value of the Performance-Based RSUs granted to the executives was comparable to the prior stock option grants and the awards included similar features to these prior stock option grants, including accelerated vesting upon the attainment of target stock prices.

Stock options and the Performance-Based RSUs granted to Messrs. Fuld, Gregory and Russo were formerly considered by the Compensation Committee to be part of such executive officer's total annual compensation for the fiscal year in which they were granted. These awards generally were made on the same day as the equity awards that comprised a portion of the year-end Annual Incentive awarded following the end of a fiscal year, which were considered by the Compensation Committee to be part of an employee's total annual compensation for the preceding year. As a result, different equity awards granted on the same day were considered by the Compensation Committee to be part of such executive officer's total annual compensation for different fiscal years.

To simplify the compensation program, the Compensation Committee now attributes these Performance-Based RSUs and stock options to the same fiscal year as the RSUs that were awarded to executive officers as part of their year-end Annual Incentive. This change did not modify any of the terms and conditions of the previously granted Performance-Based RSUs or stock options.

As a result of this re-attribution, the Performance-Based RSUs granted in December 2006 are now considered by the Compensation Committee to have been part of Fiscal 2006 total annual compensation for Messrs. Fuld, Gregory and Russo. Accordingly, these awards were not considered by the Compensation Committee to be compensation for Fiscal 2007. However, because the grant of the Performance-Based RSUs occurred during Fiscal 2007, the grants are included in the 2007 Grants of Plan-Based Awards table below in the amount of $7,500,139 to Mr. Fuld, $6,000,098 to Mr. Gregory and $2,500,009 to Mr. Russo, and their terms are described in the narrative following the table.

### Executive Officer Benefit Programs

*Supplemental Retirement Plan.* Messrs. Fuld, Gregory and Russo participate in the Lehman Brothers Supplemental Retirement Plan (the "SRP"), a nonqualified, noncontributory, defined benefit plan. See "Pension Benefits" below. The SRP was established to provide selected executives an additional fixed annual retirement benefit above the amount limited by qualified plan restrictions. The Compensation Committee, which adopted the plan in 1998, has not increased the annual benefit amounts since the plan's inception. The Compensation Committee determines the participants in the SRP and generally bases this determination on an executive's tenure and his or her historical performance at the Company.

*Broad-based Benefit Plans.* All employees, including the executive officers, are eligible to participate in the Company's broad-based health and welfare benefit programs. These include:

- Medical plan
- Prescription drug plan
- Dental plan
- Qualified defined contribution 401(k) savings plan
- Qualified defined benefit pension plan
- Insurance (basic life, long-term disability, and accidental death and disability)

The Company provides these benefits in order to meet the basic health and welfare needs of its employees and their dependents. Employee contributions for medical and dental coverage are higher for more highly paid employees. Benefit plans are designed to be market competitive and consistent across the Company, but vary internationally based on local practice and statutory requirements.

*Perquisites.* The Company does not generally offer perquisites or other personal benefits to executive officers other than benefits that are generally available on a non-discriminatory basis to all employees. The Company, however, has a policy of paying expatriate expenses for employees generally, and consistent with SEC disclosure requirements, payments to Mr. Lowitt for expenses associated with his expatriate status for the month of December 2006 are included in the Summary Compensation Table. The Company generally requires reimbursement by employees for any other expenditures that are personal in nature.

### Other Program Features

*Liquidity Limits.* The Compensation Committee approves an annual "liquidity limit" for certain executives, including Messrs. Fuld, Gregory and Russo. In determining whether an executive will be subject to the liquidity limits, the Compensation Committee considers factors such as the executive's role and responsibilities at the Company, and the executive's existing individual equity holdings in the Company. Expressed as a maximum percentage of an executive's total equity holdings in the Company (including outstanding equity awards) that may be sold in any given year, the effect of these liquidity limits has been to promote a high level of stock ownership by the Company's senior management team. For Fiscal 2007, the liquidity limit percentage was 20%. Executive officers are prohibited from hedging their equity holdings in the Company (including outstanding equity awards).

*Tax Deductibility of Compensation.* Section 162(m) of the Code limits the Company's tax deduction to $1 million per year per executive for certain compensation paid to each of its Chief Executive Officer and the three highest compensated executive officers other than the Chief Executive Officer and Chief Financial Officer. In general, the regulations under Section 162(m) exclude from this limitation compensation that is, among other things, calculated based on objective performance criteria and awarded under a plan that has received stockholder approval within the past five years. Performance-based incentive awards to executive officers are based on compensation formulas established under the EICP and are intended to qualify for the Section 162(m) exclusion. See "Proposal 4—Approval of the Executive Incentive Compensation Plan (Formerly Named the Short-Term Executive Compensation Plan), as Amended" below. The Committee establishes objective compensation formulas at the beginning of the year that determine the maximum amount of annual incentive that may be paid based on the financial performance of the Company, as described under "Determination of 2007 Compensation" below.

While the Compensation Committee generally seeks to maximize the deductibility of compensation paid to executive officers, it retains the flexibility to take other actions that may be based on other considerations if it believes that doing so is in the interest of stockholders.

### Employment and Change in Control Agreements

The Company does not have any severance or employment agreements with any of its executive officers. Most equity awards to employees, including the executive officers, and the terms of the SRP, however, include provisions that are designed to provide protection of the awards or pension benefits in the event of a change in control of the Company. If any executive officer were to terminate his or her employment for any reason, and there has not been a change in control of the Company that triggers rights under the equity awards or SRP, any severance payments or other benefits would be at the discretion of the Compensation Committee. The Compensation Committee periodically reviews summaries of potential payments to the executive officers upon a change in control or other termination events.

In November 2007, the Compensation Committee amended the definition of a change in control for prospective equity awards to provide that a change in control would be deemed to occur upon the acquisition of at least 70% of the combined voting power of the then outstanding voting securities. Prior to this amendment, a change in control would have been deemed to occur upon the acquisition of 20% of the Company's voting securities. This amendment was made to enhance the strategic flexibility of the Company as well as to comply with the provisions of the new Section 409A of the Code. In addition, the change in control provisions were changed for prospective awards to eliminate the distinction between "hostile" and "friendly" changes in control and to provide for acceleration of vesting and delivery to occur generally upon the later of 18 months following the change in control or the end of the fiscal year following the fiscal year in which the change in control occurs. These changes were made to simplify the award provisions and provide greater employee retention in the event of a change in control. The Compensation Committee decided to continue to provide vesting solely upon a change in control in order to enable employees to receive the value of previously earned compensation upon a significant change in the Company's ownership structure that would occur as a result of the higher threshold for an acquisition to be deemed a change in control.

In November 2007 the Compensation Committee also amended the SRP primarily to avoid potential adverse tax consequences under Section 409A. Among other technical changes, the definition of a change in control under the SRP was amended principally to provide that a change in control would occur upon, among other things, the acquisition of at least 50% of the combined voting power of the outstanding voting securities or of at least 30% of the combined voting power of the outstanding voting securities within a 12-month period. Prior to the amendment, a change in control would have been triggered by the acquisition of at least 20% of the combined voting power of the outstanding voting securities. The Compensation Committee made the minimum changes to the SRP that are required by the new provisions of Section 409A because, unlike prospective equity awards, an amendment made to the SRP affects benefits already accrued under the SRP by the participants. At that time, the Compensation Committee also amended outstanding equity awards to employees generally to comply with the minimum standards of Section 409A.

The terms of the abovementioned change in control provisions and the amounts payable upon a change in control, as well as in connection with other termination events, are discussed in greater detail under "Potential Payments Upon Termination or Change in Control" below.

### Determination of 2007 Executive Compensation

As noted above, the elements of compensation considered by the Compensation Committee as part of each executive officer's total annual compensation for Fiscal 2007 consisted of base salary and an Annual Incentive. Differences in total annual compensation levels among the executive officers are based on their individual roles and responsibilities within the Company and their individual performance. The amount of the Annual Incentive granted to each executive officer was determined by the Compensation Committee, limited by the Annual Incentive performance formulas established by the Compensation Committee at the beginning of the fiscal year, and influenced by performance evaluations for the executive officers which took place following the end of the fiscal year.

*Base Salary.* While reviewed periodically, the base salaries of the executive officers were not increased in Fiscal 2007. At the Company, base salaries are determined by guidelines that are tied to an employee's function and title.

*Annual Incentive Formulas.* For the Fiscal 2007 performance-based Annual Incentives payable under the EICP, the Compensation Committee established formulas at the beginning of the fiscal year based on percentages of the Company's income before taxes, the cumulative effect of accounting changes, and extraordinary items (collectively, "Pre-tax Income"). The Compensation Committee chose to use the Company's Pre-tax Income as the basis for the formulas because it is a stable measure of the Company's financial performance. The formula assigned to each executive officer was based on his role and responsibilities but did not specify a target award. These incentive formulas were principally established in order to qualify the Annual Incentives as performance-based compensation for purposes under Section 162(m) of the Code.

The Fiscal 2007 incentive formula for each executive officer was based on percentages of Pre-tax Income, which percentages decline as the amount of Pre-tax Income increases up to $5.3 billion (beyond which the percentage is fixed). The incentive formula is expected to yield a bonus payment, except in the event of a loss. These formulas set the maximum Annual Incentive for Messrs. Fuld, Gregory, Russo and the other executive officers equal to 0.75%, 0.57%, 0.50%, and 0.25% of Pre-tax Income, respectively, based on the Company's Fiscal 2007 Pre-tax Income of $6.0 billion, which was associated with a Return on Tangible Shareholder's Equity of 25.7%. In December 2007, the Compensation Committee adjusted the formula applicable to Mr. Gregory for Fiscal 2008 to provide itself greater flexibility in providing him with enhanced incentive opportunity.

*Performance Evaluation.* At the beginning of Fiscal 2007, performance objectives for each executive officer were established for the upcoming year by Mr. Fuld and Mr. Gregory, with input from the Compensation Committee and the other executive officers and consistent with the Firm's strategy, and included:

- Expanding the Company's international franchise;
- Strengthening the Company's brand;
- Exploring and creating strategic opportunities;
- Diversifying and building business units;
- Improving employee programs; and
- The Company's budgetary goals.

Following the end of Fiscal 2007, Mr. Fuld and Mr. Gregory presented their evaluations of the performance of each executive officer, other than themselves, to the Compensation Committee based upon the objectives and goals discussed at the beginning of the fiscal year and made recommendations to the Compensation Committee with respect to the Annual Incentives to be awarded to such executive officers. Mr. Fuld made a similar presentation with respect to Mr. Gregory in the latter's absence. During these presentations, Mr. Fuld and Mr. Gregory highlighted specific examples of the Company's and executive officers' achievements, including the following:

Financial Performance

- Fiscal 2007 financial results that included record:
  - Net revenues of $19.3 billion—a 10% increase from $17.6 billion in Fiscal 2006;
  - Pretax income of $6.0 billion—a 2% increase from $5.9 billion in Fiscal 2006;
  - Net income of $4.2 billion—a 5% increase over $4.0 billion in Fiscal 2006; and
  - Earnings per share of $7.26—a 7% increase from $6.81 in Fiscal 2006;
- Return on equity of 20.8% and a return on tangible equity of 25.7%, compared to 23.4% and 29.1%, respectively, for Fiscal 2006.
- While the Firm's stock price decreased 15% during Fiscal 2007, it has increased 104% over the prior five years.
- Maintained compensation and benefit expenses at 49.3% of net revenues in Fiscal 2007, relative to significant increases among some firms within our industry.

Leadership and Strategic Performance

- Continued expansion and strengthening of the Firm's global franchise—resulting in record non-U.S. revenues that represented 50% of firmwide net revenues.
- Successfully navigating the difficult credit and mortgage market environments and maintaining the Firm's strong risk controls.

- Achieving continued diversification of the Firm across businesses, regions and products.
- Overseeing enhancements to the Firm's support, control, and compliance processes while maintaining disciplined expense management.
- Continued strengthening of the Lehman Brothers culture through improvements in employee communications, talent management and training and supporting workforce diversity.

*Annual Incentive and Total Annual Compensation.* In addition to the compensation recommendations for each executive officer (other than Mr. Fuld), the Compensation Committee also reviewed materials prepared and presented by Johnson Associates, the Compensation Committee's compensation consultant. These materials consisted of historical and projected financial performance and executive compensation levels among the Company's peer companies. This analysis, and a review of both the historical compensation levels of each executive officer and proposed compensation levels among a larger group of the Company's senior management team, helped the Compensation Committee ensure that the compensation program provided awards that were both externally and internally equitable.

After considering the information described above, the Compensation Committee exercised discretion for each executive officer on an individual basis to provide Annual Incentive awards that were below the maximum amounts provided for under the pre-established incentive formulas described above. In its determination of the Annual Incentive for each of the executive officers other than Mr. Fuld, the Compensation Committee was most strongly influenced by the performance evaluations and compensation recommendations presented by Mr. Fuld and Mr. Gregory, and by the Company's Fiscal 2007 financial performance.

The Compensation Committee determined the Annual Incentive award for Mr. Fuld in two separate private sessions, and in consultation with the other non-management Directors. The equity portion of his Annual Incentive was determined at the Compensation Committee's December 2007 meeting, to provide the same grant date stock price for all equity awards to executive officers. The cash portion of his Annual Incentive was determined at the Compensation Committee's January 2008 meeting, so that the Compensation Committee would have the benefit of additional information regarding year-end performance of the Company and its performance relative to the peer companies.

The Compensation Committee's evaluation of the performance of Mr. Fuld included a review of the materials described above in addition to analyses of historic and projected CEO compensation at peer firms prepared and presented by Johnson Associates and Mr. Fuld's historical compensation levels. In evaluating the performance of Mr. Fuld, the Compensation Committee was strongly influenced by the Company's financial performance in Fiscal 2007, his role in leading the Company through the challenging market environment, and orchestrating the Company's strategic direction and objectives including the continued diversification of the Company across businesses, regions and products which was important to the Company's financial performance in Fiscal 2007.

The table below provides the dollar value of the salary and Annual Incentive approved by the Compensation Committee for each of the named executive officers for Fiscal 2007.

*Compensation Committee's Determination of Fiscal 2007 Compensation*

| | | Annual Incentive | | |
|---|---|---|---|---|
| **Executive** | **Salary** | **Cash Bonus** | **RSUs** | **Total** |
| R. S. Fuld, Jr. | $750,000 | $4,250,000 | $35,000,000 | $40,000,000 |
| J. M. Gregory | 450,000 | 4,550,000 | 29,000,000 | 34,000,000 |
| T. A. Russo | 450,000 | 4,550,000 | 9,000,000 | 14,000,000 |
| C. O'Meara | 200,000 | 2,650,000 | 6,642,857 | 9,492,857 |
| I. T. Lowitt | 200,000 | 2,650,000 | 6,642,857 | 9,492,857 |

As discussed above, Annual Incentives were paid in the form of cash and RSUs. Messrs. Fuld, Gregory, Russo, O'Meara and Lowitt received 88%, 85%, 64%, 70% and 70% of their total annual compensation in RSUs, respectively. The weightings of cash and equity were determined collaboratively by Mr. Fuld, Mr. Gregory and the Compensation Committee. The weightings are subjective in nature, but are balanced to align the interests of the executive officers with the Company's goals and objectives. While the Company generally seeks to deliver the majority of an executive officer's total annual compensation in the form of equity awards, additional factors that influenced the amount of cash and RSUs awarded to each executive officer included: the portion of total annual compensation paid in equity awards to other senior executives; the executive officer's existing individual equity holdings in the Company; the terms of the RSUs, including the impact on their value due to vesting requirements and restrictions on sales; and accounting expense.

RSUs representing the equity award portion of the Annual Incentives were granted on December 7, 2007, after the end of Fiscal 2007. Messrs. Fuld, Gregory, Russo, O'Meara and Lowitt were granted 551,441.63, 456,908.78, 141,799.28, 104,661.37 and 104,661.37 RSUs, respectively. Since these grants occurred during Fiscal 2008, they will not be reflected in the Grants of Plan-Based Awards table until next year. The cash portions of the Annual Incentives were paid in January 2008 and are reported in the Summary Compensation Table in the column headed "Non-Equity Incentive Plan Compensation."

All of the RSUs awarded to the executive officers for Fiscal 2007 are subject to forfeiture restrictions and cannot be sold or transferred until they convert to Common Stock at the end of five years. The RSU awards to Messrs. Fuld, Gregory and Russo vest over three years while awards to Messrs. O'Meara and Lowitt vest over two years. Factors which influenced the terms and conditions of the RSU awards awarded to each executive officer, including the vesting provisions, included: the role and responsibilities of each executive officer; the vesting schedules of equity awards to other senior executives; executive retention; and accounting expense. In particular, the vesting provisions of the RSUs awarded to the executive officers were influenced by the fact that these awards did not include a "full career" or retirement vesting feature, which had been included in Annual Incentive equity awards in prior years that vested over five-year periods. See the discussion of this feature in the narrative following the Outstanding Equity Awards at Fiscal 2007 Year-End table below.

The stock-based compensation values provided in the table above differ substantially from those shown in the Summary Compensation Table, which is prepared under the SEC's proxy statement disclosure rules. In the Summary Compensation Table, values reported for option awards and stock awards, including RSUs, are based on expense recognition for financial reporting purposes under FAS 123R. Under these accounting rules, the grant date fair value of equity awards is typically expensed over the required service period, which is usually the vesting period. For awards subject to "full career" treatment, however, the entire grant date fair value is expensed in the fiscal year for which it was earned. Since the Fiscal 2007 RSU awards to the executive officers were granted after the end of the fiscal year and require future service, no accounting expense for the awards was recognized during Fiscal 2007 and the values disclosed in the Summary Compensation Table do not reflect any portion of such awards. The values in the Summary Compensation Table reflect expense recognized in Fiscal 2007 for equity awards granted in prior fiscal years, including a portion of the Performance-Based RSUs granted in December 2006.

As discussed above, the Compensation Committee made its decisions concerning stock-based Fiscal 2007 compensation based on the grant date value of the awards for the fiscal year for which they are awarded, as shown in the table above, and not based on accounting expense for the fiscal year as required to be shown in the Summary Compensation Table. The table above has been included so that readers can understand more precisely the Compensation Committee's analysis, but it is not a substitute for the information provided in the compensation tables required by the SEC's disclosure rules and included below.

## COMPENSATION AND BENEFITS COMMITTEE REPORT

The Compensation and Benefits Committee reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Proxy Statement on Schedule 14A for filing with the Securities and Exchange Commission and incorporated by reference in the Company's 2007 Annual Report on Form 10-K.

Compensation and Benefits Committee:

John F. Akers, Chairman
Marsha Johnson Evans
Sir Christopher Gent
John D. Macomber

March 5, 2008

## COMPENSATION OF EXECUTIVE OFFICERS

The following tables show, for the year ended November 30, 2007, the compensation of the Chairman and Chief Executive Officer, the Chief Financial Officer, and the Company's three other most highly compensated executive officers in Fiscal 2007.

### SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Salary | Bonus | Stock Awards (a) | Option Awards (b) | Non-Equity Incentive Plan Compensation | Change in Pension Value and Nonqualified Deferred Compensation Earnings (c) | All Other Compensation (d) | Total |
|---|---|---|---|---|---|---|---|---|---|
| R. S. Fuld, Jr. Chairman and Chief Executive Officer | 2007 | $750,000 | $0 | $26,968,528 | $2,238,600 | $4,250,000 | $ 21,739 | $153,169 | $34,382,036 |
| J. M. Gregory President and Chief Operating Officer | 2007 | 450,000 | 0 | 19,034,265 | 1,918,800 | 4,550,000 | 11,912 | 40,545 | 26,005,522 |
| T. A. Russo Chief Legal Officer | 2007 | 450,000 | 0 | 6,106,862 | 639,600 | 4,550,000 | 318,561 | 0 | 12,065,023 |
| C. M. O'Meara Chief Financial Officer (e) | 2007 | 200,000 | 0 | 855,501 | 41,582 | 2,650,000 | 0 | 0 | 3,747,083 |
| I. T. Lowitt Co-Chief Administrative Officer | 2007 | 200,000 | 0 | 1,946,188 | 50,834 | 2,650,000 | 0 | 69,931 | 4,916,953 |

(a) These values reflect the total compensation cost recognized during the fiscal year for financial statement reporting purposes based on the grant date fair value of awards expensed in accordance with FAS 123R, excluding any estimates of forfeiture. Compensation cost is recognized for financial statement reporting purposes over the period in which the employee is required to provide service in exchange for the award and, accordingly, these values include portions of the grant date fair value of awards granted in previous fiscal years. Assumptions used in the valuation of RSUs and Performance

Stock Units are discussed in Notes 1 and 12 of the Company's Fiscal 2007 Consolidated Financial Statements.

(b) No stock options were granted in Fiscal 2007. These values reflect the total compensation cost recognized for financial statement reporting purposes during the fiscal year based on the grant date fair value of awards granted prior to 2007 as calculated using the Black-Scholes stock option pricing model in accordance with FAS 123R, excluding any estimates of forfeiture. Compensation cost is recognized for financial statement reporting purposes over the period in which the employee is required to provide service in exchange for the award and, accordingly, these values reflect portions of the grant date fair value of awards granted in previous fiscal years. See the discussion under "Narrative Discussion Relating to the Summary Compensation Table and 2007 Grants of Plan-Based Awards Table" below for information regarding the assumptions used in the pricing model. The resulting values are aggregated with other stock option award valuations and disclosed in Note 12 of the Company's Consolidated Financial Statements for the fiscal year in which they were granted.

(c) The amounts reported for Fiscal 2007 consist of the following, except that negative amounts included below are reflected as having zero value in the Summary Compensation Table:

| | Aggregate Change in Actuarial Present Value | | | Above-Market Earnings on Deferred Compensation (iii) |
|---|---|---|---|---|
| Name | U.S. Pension Plan (i) | SRP (ii) | Total | |
| R. S. Fuld, Jr. | $ (6,984) | $(1,312,215) | $(1,319,199) | $21,739 |
| J. M. Gregory | (30,035) | (423,411) | (453,446) | 11,912 |
| T. A. Russo | 24,272 | 294,289 | 318,561 | N/A |
| C. M. O'Meara | (7,771) | N/A | (7,771) | N/A |
| I. T. Lowitt | (8,529) | N/A | (8,529) | N/A |

(i) The aggregate change in the actuarial present value of the benefit accrued under the Lehman Brothers Holdings Inc. Retirement Plan ("U.S. Pension Plan"), a funded, qualified, noncontributory, integrated, defined benefit pension plan covering eligible U.S. employees. For participants other than Mr. Russo, the present value of their accrued benefits decreased as of November 30, 2007. Refer to the Pension Benefits section below for additional plan details.

(ii) The aggregate change in the actuarial present value of the benefit accrued under the Company's SRP. For participants other than Mr. Russo, the present value of their accrued benefits decreased as of November 30, 2007. Refer to the Pension Benefits section below for additional plan details.

(iii) The dollar value of above-market earnings on compensation deferred pursuant to the Executive and Select Employees Plan, which was established in 1985. Refer to the Deferred Compensation section below for additional plan details.

(d) The amounts reported for Messrs. Fuld and Gregory represent tax gross-up payments associated with filing fees paid in Fiscal 2006 by the Company of $170,000 and $45,000, respectively, for Hart-Scott-Rodino antitrust filings related to their stock ownership, as reported in a footnote to last year's Summary Compensation Table. The amount reported for Mr. Lowitt represents (1) total payments of $43,295 associated with his expatriate status for the month of December 2006 equal to $3,492 for housing, $13,863 for tuition expenses for his dependents and $25,940 in relocation expenses (based upon the actual amounts paid to third parties for his expenses in connection with relocation) and (2) tax gross-ups of $26,636 on such payments. With the exception of these payments to Mr. Lowitt, the aggregate incremental cost to the Company of perquisites received, if any, by each of the other named executive officers (after reimbursements by such executive officer) did not exceed the $10,000 disclosure threshold under SEC rules.

(e) Effective December 1, 2007, Mr. O'Meara assumed the role of Global Head of Risk Management, and Ms. Callan assumed the role of Chief Financial Officer.

### *Grants of Plan-Based Awards*

The following table contains information concerning grants of plan-based awards made during Fiscal 2007 to the named executive officers.

## 2007 GRANTS OF PLAN-BASED AWARDS

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards (a) | | | All other stock awards: Number of Shares of Stock or Units(#) (b) | All other option awards: Number of Securities Underlying Options(#) | Exercise or Base Price of option awards ($/Sh) | Grant date fair value of stock and option awards ($) (c) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | | | |
| R. S. Fuld, Jr. . . . . . . | 12/8/2006 | $0 | (d) | (d) | — | — | — | — | — | — | — |
| | 12/8/2006 | — | — | — | — | 97,366.47 | — | — | — | — | $7,500,139 |
| | 12/8/2006 | — | — | — | — | — | — | 141,543.03 | — | — | 9,377,226 |
| J. M. Gregory . . . . . . | 12/8/2006 | $0 | (d) | (d) | — | — | — | — | — | — | — |
| | 12/8/2006 | — | — | — | — | 77,893.18 | — | — | — | — | 6,000,112 |
| | 12/8/2006 | — | — | — | — | — | — | 116,839.76 | — | — | 7,740,634 |
| T. A. Russo . . . . . . . | 12/8/2006 | $0 | (d) | (d) | — | — | — | — | — | — | — |
| | 12/8/2006 | — | — | — | — | 32,455.49 | — | — | — | — | 2,500,046 |
| | 12/8/2006 | — | — | — | — | — | — | 73,683.23 | — | — | 4,881,514 |
| C. M. O'Meara . . . . . | 12/8/2006 | $0 | (d) | (d) | — | — | — | — | — | — | — |
| | 12/8/2006 | — | — | — | — | — | — | 46,364.99 | — | — | 3,071,681 |
| I. T. Lowitt . . . . . . . . | 12/8/2006 | $0 | (d) | (d) | — | — | — | — | — | — | — |
| | 12/8/2006 | — | — | — | — | — | — | 41,728.49 | — | — | 2,817,508 |

(a) 2006 Performance-Based RSUs, the terms of which are discussed in the narrative below.

(b) 2006 Year-end RSUs, the terms of which are discussed in the narrative below.

(c) The grant date fair value of each award is calculated in accordance with FAS 123R for financial statement reporting purposes.

(d) On December 8, 2006, the Compensation Committee approved performance-based annual incentive compensation formulas for Fiscal 2007 (the "Formulas") for the executive officers and other selected members of senior management. The Formulas, established under the Company's shareholder-approved EICP, were designed to preserve the tax deductibility of compensation in excess of $1 million under Section 162(m) of the Code and are discussed in detail in the Compensation Discussion and Analysis section above.

As discussed in the Compensation Discussion and Analysis section, the Formulas provided for a maximum bonus opportunity, paid in the form of cash and RSUs, based on the Company's Fiscal 2007 pre-tax income. Amounts payable under the Formulas were based on the Company's pre-tax income, subject to a maximum of 2% of pre-tax income as provided for under the Executive Incentive Compensation Plan. No target bonus amounts are applicable. As discussed in the Compensation Discussion and Analysis section, the Compensation Committee exercised negative discretion in determining the final bonus awards, which are reported in the Summary Compensation Table as "Non-Equity Incentive Plan Compensation."

### *Narrative Discussion Relating to the Summary Compensation Table and 2007 Grants of Plan-Based Awards Table*

The 2006 Performance-Based RSUs, granted on December 8, 2006, were contingent on achieving a threshold level of return on equity ("ROE") for Fiscal 2007 of 10%, which was achieved. The 2006 Performance-Based RSUs will vest at the end of five years, with accelerated vesting if and when the Company's stock price achieves specified targets for five consecutive trading days. The target prices, which are set at $100, $108, and $116, will, if achieved, accelerate vesting but to no earlier than one-third per year beginning on November 30, 2007. See "Elements of Compensation in Prior Years—Performance-Based RSU Grants" in the Compensation Discussion and Analysis section.

The 2006 Year-end RSUs, granted on December 8, 2006, are subject to vesting and forfeiture restrictions and cannot be sold or transferred until they convert to Common Stock on November 30, 2011, approximately five years after the grant date. 35% of the RSUs will vest on November 30, 2009 and the balance will vest on November 30, 2011.

Notwithstanding the foregoing, RSUs may become vested (and may convert to Common Stock) sooner upon a change in control, death or disability.

Dividends are payable by the Company on all RSU holdings, including Performance-Based RSUs, from their respective dates of award and are reinvested in additional RSUs with the same terms.

The Black-Scholes option-pricing model was used to measure the values of the option award grants described in the Summary Compensation Table above. The principal weighted-average assumptions utilized in valuing the options using this pricing model included: (1) an expected option life of 3.8 years; (2) a risk-free interest rate of 4.3%; (3) expected volatility of 23.8%; and (4) a dividend yield of 0.6%. Based on the results of the model, the weighted-average fair value of the stock options for which compensation cost was recognized in the Summary Compensation Table above was $14.02.

### *Outstanding Equity Awards*

The following table sets forth information concerning the outstanding equity awards held by each of the named executive officers at Fiscal 2007 year-end.

## OUTSTANDING EQUITY AWARDS AT FISCAL 2007 YEAR-END

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable (a) | Number of Securities Underlying Unexercised Options (#) Unexercisable (a) | Equity Incentive Plans: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price | Option Expiration Date | Number of Shares or Units of Stock that Have Not Vested (b) | Market Value of Shares or Units of Stock That Have Not Vested (b) | Equity Incentive Plans: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plans: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
| R. S. Fuld, Jr. ...... | 900,000 | 0 | — | $35.695 | 12/9/2008 | — | — | — | — |
| | 900,000 | 0 | — | 42.900 | 12/8/2009 | — | — | — | — |
| | 0 | 700,000 | — | 63.825 | 12/8/2010 | — | — | — | — |
| | — | — | — | — | — | 2,335,336.36 | $146,262,116 | — | — |
| J. M. Gregory ....... | 700,000 | 0 | — | 42.900 | 12/8/2009 | — | — | — | — |
| | 0 | 600,000 | — | 63.825 | 12/8/2010 | — | — | — | — |
| | — | — | — | — | — | 1,617,496.76 | 101,303,822 | — | — |
| T. A. Russo ........ | 150,000 | 0 | — | 42.900 | 12/8/2009 | — | — | — | — |
| | 0 | 200,000 | — | 63.825 | 12/8/2010 | — | — | — | — |
| | — | — | — | — | — | 437,671.52 | 27,411,367 | — | — |
| C. M. O'Meara ...... | 14,654 | 0 | — | 23.320 | 9/19/2011 | — | — | — | — |
| | 14,660 | 0 | — | 31.700 | 11/29/2011 | — | — | — | — |
| | 44,342 | 0 | — | 27.210 | 11/29/2012 | — | — | — | — |
| | 6,298 | 11,696 | — | 35.695 | 11/29/2013 | — | — | — | — |
| | — | — | — | — | — | 77,180.14 | 4,833,792 | — | — |
| I. T. Lowitt ......... | 22,680 | 0 | — | 23.320 | 9/19/2011 | — | — | — | — |
| | 17,400 | 0 | — | 31.700 | 11/29/2011 | — | — | — | — |
| | 16,828 | 0 | — | 27.210 | 11/29/2012 | — | — | — | — |
| | 6,298 | 11,696 | — | 35.695 | 11/29/2013 | — | — | — | — |
| | — | — | — | — | — | 104,000.02 | 6,513,521 | — | — |

(a) Stock options vest according to the following table:

| Option Expiration Date | Vesting Date(s)* |
|---|---|
| 12/9/2008 | 6/9/2005 |
| 12/8/2009 | 6/9/2006 |
| 12/8/2010 | 6/9/2007 |
| 9/19/2011 | 35% on 11/30/2004; 65% on 11/30/2006 |
| 11/29/2011 | 35% on 11/30/2004; 65% on 11/30/2006 |
| 11/29/2012 | 75% on 11/30/2004; 25% on 11/30/2007 |
| 11/29/2013 | 35% on 11/30/2006; 65% on 11/30/2008 |

* Subject to accelerated vesting upon a change in control, death, disability or certain termination events. See "Potential Payments Upon Termination or a Change in Control" below. For recipients who are eligible for "full career" treatment as defined under the Company's equity

award program, which is discussed in the Compensation Discussion and Analysis section and the narrative below, the vesting dates shown represent the dates on which the stock options become exercisable, provided that the recipients do not engage in competitive or detrimental activity following voluntary termination or involuntary termination without cause.

(b) The table above includes additional RSUs received upon the reinvestment of dividends paid by the Company on RSU holdings, as discussed in the narrative above. The following table provides the vesting dates for RSUs aggregated in the table above:

| RSU Program | Participant | # of RSUs | Vesting Date(s)* |
|---|---|---|---|
| 2006 Performance -Based RSUs . . . | Fuld | 98,224.90 | Vest on 11/30/2011 subject to accelerated vesting. Vesting of shares may be accelerated in one-third installments upon achieving specified stock prices, but to no earlier than one-third per year beginning on 11/30/2007. |
| | Gregory | 78,579.92 | |
| | Russo | 32,741.63 | |
| 2003-2006 Year-end RSU Awards . . . | O'Meara | 28,419.79 | 11/30/2008 |
| | | 22,160.81 | 11/30/2009 |
| | | 26,599.54 | 4/30/2010 |
| | Lowitt | 23,771.09 | 11/30/2008 |
| | | 42,096.31 | 2/18/2009 |
| | | 20,166.38 | 11/30/2009 |
| | | 17,966.24 | 11/30/2010 |
| 1996/1997 Modified RSUs** . . . . . . . | Fuld | 2,237,111.46 | Vest in nine equal annual installments on 11/30/2008 through 11/30/2016. Shares issued 2 years after vesting and remain subject to forfeiture for detrimental behavior. |
| | Gregory | 1,538,916.84 | |
| | Russo | 404,929.89 | |

* Subject to accelerated vesting upon a change in control (except for the 1996/1997 Modified RSUs), death, disability or certain termination events. See "Potential Payments Upon Termination or a Change in Control" below.

** Awards granted under the Company's 1996 and 1997 Performance Stock Unit award programs which were earned pursuant to the performance formulas under these programs and were amended in November 2006 as described in the Compensation Committee Report in last year's Proxy Statement.

The Outstanding Equity Awards at Fiscal 2007 Year-End table above excludes RSUs that are earned and vested, which include those awards for which the employee has completed any service required to be performed in exchange for the award, rather than the vesting schedule specified within the respective award agreements. Reporting awards in this manner is consistent with the treatment of the related compensation expense for financial statement reporting purposes under FAS 123R. Certain RSUs earned under the Company's Performance Stock Unit programs established in 1995, 1996, 1997 and 2000 are considered to have vested as a result of their performance conditions having been met. Awards that are earned and vested also include those awards that include a "full career" vesting feature. The Company's equity award programs include a definition of "full career" treatment, which allows eligible employees to receive awards with a "full career" vesting feature on the originally scheduled delivery date following voluntary termination or involuntary termination without cause, provided that they do not engage in competitive or detrimental activity. Accordingly, (1) any performance-based awards are reported in this Proxy Statement as vesting at the time the performance conditions have been met and (2) any awards for which the recipient is eligible for "full career" treatment under the terms of the award are reported in this Proxy Statement as vesting at the time of the award or, if later, the time when the recipient becomes eligible for "full career" treatment, even though any such awards may not be payable for some period of time and may be forfeitable if the recipient engages in competitive or detrimental activity or is involuntarily terminated with cause. Messrs. Fuld, Gregory and Russo are eligible for "full career" treatment, and Mr. O'Meara became eligible for "full career" treatment in 2006. In addition, certain RSU grants to Mr. O'Meara and Mr. Lowitt were not performance-based awards or subject to "full career" treatment, but have vested under the terms of these awards. The number of RSUs that are earned and vested and held by Messrs. Fuld, Gregory, Russo, O'Meara and Lowitt at November 30, 2007 are 4,605,884, 3,363,060, 785,467, 66,297 and 18,449, respectively.

### *Option Exercises and Stock Vested*

The following table sets forth information concerning the exercise of options and vesting of RSUs vesting during Fiscal 2007 by each of the named executive officers.

**2007 OPTION EXERCISES AND STOCK VESTED**

| | Option Awards | | Stock Awards (a) | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| R. S. Fuld, Jr. | 800,000 | $40,278,400 | 390,110.97 | $26,470,870 |
| J. M. Gregory | 0 | — | 287,830.52 | 19,709,318 |
| T. A. Russo | 150,000 | 5,398,733 | 118,675.44 | 8,493,681 |
| C. M. O'Meara | 0 | — | 63,083.71 | 4,618,589 |
| I. T. Lowitt | 0 | — | 18,124.55 | 1,135,140 |

(a) Includes RSUs that became vested during Fiscal 2007, but which may convert to shares of Common Stock at a later date, including awards to participants who were eligible for "full career" treatment, as discussed in the Compensation Discussion and Analysis section and the narrative above. Value based on closing stock price on date of vesting, even though the shares of Common Stock underlying the RSUs may not have been issued and the amount may not have been realized.

### *Pension Benefits*

*U.S. Pension Plan.* The U.S. Pension Plan is a funded, qualified, noncontributory, integrated, defined benefit pension plan covering eligible U.S. employees.

All U.S. employees of the Company or a designated subsidiary who have attained the age of 21 and completed one year of service are generally eligible to participate in the U.S. Pension Plan. The U.S. Pension Plan formula provides for an annual retirement benefit payable at age 65, calculated as a straight life annuity. Pensionable earnings are total Form W-2 earnings (plus elective deferrals under the Lehman Brothers Savings Plan and certain other health plan deferral amounts) up to the applicable Internal Revenue Service maximum. For each year of plan participation prior to 1989, the annual accrual was based on percentages of pensionable earnings up to and in excess of the Social Security taxable wage base. After 1988 the annual accrual is equal to 1% of pensionable earnings up to the average Social Security taxable wage base plus 1.65% of pensionable earnings in excess of the average Social Security taxable wage base. Generally, participants have a nonforfeitable right to their accrued benefits upon completing five years of vesting service. As of November 30, 2007, the estimated annual projected benefits payable upon retirement at a normal retirement age of 65 for Messrs. Fuld, Gregory, Russo, O'Meara and Lowitt are approximately $103,265, $116,686, $39,873, $87,689 and $94,559, respectively. Messrs. Fuld, Gregory and Russo are also eligible for early retirement under the plan, which is based on attaining age 55 with five years of service, that would provide an estimated annual projected benefit as of November 30, 2007 in the amounts of $66,260, $37,446 and $33,086, respectively.

*Supplemental Retirement Plan.* The Company has adopted a nonqualified, noncontributory Supplemental Retirement Plan (the "SRP"), which is a defined benefit plan, covering Messrs. Fuld, Gregory, Russo and certain other executives. For Messrs. Fuld and Gregory, full benefits are payable if, upon retirement, they are at least age 60 and have completed at least five years of service, or if their age plus years of service equals or exceeds the sum of 85. For these individuals, the SRP provides for the payment beginning at age 60 of reduced benefits payable if, upon retirement, they have not satisfied the requirements for full benefits but are above age 45 and have completed five years of service. For Mr. Russo, who became an executive officer in Fiscal 2002, full benefits are payable if upon retirement he is at least age 65, and reduced benefits if he retires prior to age 65, payable beginning at age 65. Benefits are not payable in cases of termination by the Company for cause or if the participant engages in competitive or detrimental activity. The annual benefits payable in each of the 25 years following retirement at age 60 (age 65 in the case of Mr. Russo) or older are $1.25 million for Mr. Fuld, and $700,000 for each of Messrs. Gregory and Russo. As of November 30, 2007, Messrs. Fuld and Gregory have satisfied the requirements for full benefits. If Mr. Russo had retired on November 30, 2007, his reduced annual benefit payable in each of the 25 years following his reaching age 65 would be $655,789. In the event of a change in control, participants are considered to have met the eligibility for full benefits if the participant is terminated without cause or resigns for good reason within three years following a change in control. For Mr. Russo, if such a termination occurred on November 30, 2007 following a change in control, the present value of the increase in his accrued benefit to the full benefit would be equal to $1,091,728.

The Company has entered into a trust agreement with Boston Safe Deposit and Trust Company to establish a rabbi trust to hold assets for the payment of benefits under the SRP. The trust is revocable until a change in control occurs and remains subject to the claims of the Company's creditors in the event of the Company's insolvency. The trust has not yet been funded, but upon a change in control and annually thereafter, the Company must fund each participant's account under the trust such that the amount in each such account equals at least 110% of the present value of the applicable participant's projected future remaining benefits.

## 2007 PENSION BENEFITS

| Name | Plan Name | Number of Years Credited Service | Present Value of Accumulated Benefit (a) | Payments During Last Fiscal Year |
|---|---|---|---|---|
| R. S. Fuld, Jr. .......... | U.S. Pension Plan | 38.7 | $ 758,811 | $0 |
| | SRP | 38.7 | 16,024,862 | 0 |
| J. M. Gregory .......... | U.S. Pension Plan | 33.5 | 493,370 | 0 |
| | SRP | 33.5 | 6,823,004 | 0 |
| T. A. Russo ............ | U.S. Pension Plan | 14.9 | 352,054 | 0 |
| | SRP | 14.9 | 7,882,195 | 0 |
| C. M. O'Meara ......... | U.S. Pension Plan | 13.8 | 100,528 | 0 |
| I. T. Lowitt ............ | U.S. Pension Plan | 13.5 | 82,510 | 0 |

(a) Estimated actuarial present value of accrued annual annuity benefit based on a 6.66% discount rate and, for the U.S. Pension Plan, the RP2008WC Mortality Table.

### *Deferred Compensation*

The Firm previously established deferred compensation plans that allowed certain employees to voluntarily defer a portion of their cash compensation. Messrs. Fuld and Gregory participated in the Executive and Select Employees Plan ("ESEP"), which was established in 1985, and Mr. Fuld participated in the Lehman Brothers Kuhn Loeb Deferred Compensation Plans ("KLDCP"), which were established in 1977 and 1980. These plans were frozen as to future deferrals in the mid-1980's.

## 2007 NONQUALIFIED DEFERRED COMPENSATION

| Name | Plan Name | Executive Contributions in Last FY | Registrant Contributions in Last FY | Aggregate Earnings in Last FY (a) | Aggregate Withdrawals/ Distributions | Aggregate Balance at Last FYE (b) |
|---|---|---|---|---|---|---|
| R. S. Fuld, Jr. ..... | ESEP | $ 0 | $ 0 | $401,221 | $ 0 | $4,048,685 |
| | KLDCP | 0 | 0 | 126,512 | 0 | 1,536,072 |
| J. M. Gregory...... | ESEP | 0 | 0 | 219,843 | 0 | 2,218,418 |
| T. A. Russo ....... | — | — | — | — | — | — |
| C. M. O'Meara ..... | — | — | — | — | — | — |
| I. T. Lowitt ........ | — | — | — | — | — | — |

(a) Annual interest credited on deferred compensation account balances. Deferrals under the ESEP are credited with an annual interest rate equal to 11.0%. Deferrals under the KLDCP are credited with annual interest equal to Moody's AA Corporate Bond rate plus 3.0% (8.98% effective rate in 2007). The portions of the annual interest that are considered above-market earnings are included in the Summary Compensation Table above. See footnote (c) to the Summary Compensation Table.

(b) Because none of the named executive officers was subject to inclusion in a summary compensation table for the fiscal years in which the compensation was earned for which contributions were made to either plan, no part of these balances was reported in previous summary compensation tables, except for a total of $154,980 for Mr. Fuld and $65,155 for Mr. Gregory reported as above-market earnings in prior years.

### *Potential Payments Upon Termination or Change in Control*

As discussed in the Compensation Discussion and Analysis section of this proxy, none of the named executive officers has employment agreements or severance contracts. None of the named executive officers has change in control bonus arrangements.

Amounts payable, if any, to the named executive officers in the event of any termination of employment or change in control under the Company's U.S. Pension Plan or SRP are discussed under "Pension Benefits" above, and under deferred compensation plans are discussed under "Deferred Compensation" above and, except for the pension enhancements discussed below, such amounts are not included in this subsection. In accordance with SEC regulations, the values reported below exclude contracts, plans, agreements and arrangements, if any, with named executive officers that would be available to all salaried employees, to the extent that such arrangements do not discriminate in scope, terms, or operation in favor of the named executive officers.

The terms and conditions of certain equity awards to the named executive officers provide for accelerated vesting and/or delivery in the event of involuntary termination without cause, voluntary termination, change in control, death or disability. The values provided below reflect the value of currently outstanding equity awards held by the named executive officers in which either vesting or delivery would be accelerated if any such events had occurred on November 30, 2007, the last business day of the fiscal year, based on an assumed stock price of $62.63, the closing market price of our common stock on that date. Actual values can only be determined upon the occurrence of the event.

As discussed above, RSU awards that are eligible for "full career" treatment and certain RSUs earned under the Company's Performance Stock Unit programs established in 1995, 1996, 1997 and 2000 are considered to be vested for purposes of reporting in this Proxy Statement. The value of these RSUs as well as other vested RSUs that remain undelivered, are incorporated in the values below if their delivery would be accelerated. The values also incorporate the intrinsic value of stock options as of November 30, 2007 (that is, the (1) difference between the closing market price of our common stock on that date and the exercise price of the stock option times (2) the number of shares underlying the stock option) if their exercisability would be accelerated.

*Involuntary Termination Without Cause.* Most equity awards to named executive officers include provisions that are designed to provide some protection of their awards in the event of involuntary termination without cause. If on November 30, 2007 Messrs. Fuld, Gregory, Russo, O'Meara or Lowitt had been involuntary terminated without cause, the value of equity awards subject to accelerated vesting and/or delivery would have been $241,089,827, $174,116,262, $32,469,268, $4,295,714 and $5,290,029, respectively. In the event of an involuntary termination with cause, these awards are forfeited and cancelled. The definition of "cause" is defined in the equity award agreements, forms of which are filed as exhibits to the Company's 2007 Annual Report on Form 10-K.

*Voluntary Termination.* In the event of a resignation, named executive officers retain their vested equity awards, and if eligible for "full career" treatment, retain the entire award, provided that they do not engage in activity that is deemed either competitive or detrimental to the Company. If on November 30, 2007 Messrs. Fuld, Gregory, Russo, O'Meara or Lowitt had resigned, the value of equity awards subject to accelerated vesting and/or delivery would have been $241,089,827, $174,116,262, $32,469,268, $4,295,714 and $3,444,485, respectively.

*Death or Disability.* The terms and conditions of equity grants to the named executive officers provide for immediate vesting and delivery of awards in the event of death or disability. If Messrs. Fuld, Gregory, Russo, O'Meara or Lowitt were to have died or become disabled on November 30, 2007, the value of equity awards subject to accelerated vesting and/or delivery would have been $434,728,638, $311,932,271, $76,605,150, $9,301,020 and $7,984,047, respectively.

*Change in Control.* Most awards to the named executive officers include change in control provisions, as described in the Compensation Discussion and Analysis section. In addition, most equity awards contain termination provisions that separately would affect the treatment of such awards in the event that an executive officer is terminated without cause following a change in control. The following values of equity awards subject to accelerated vesting and/or delivery upon a change in control event are based upon the closing market price of the Common Stock as of November 30, 2007.

In the event that a change in control occurred and Messrs. Fuld, Gregory or Russo had not been terminated, the value of their equity awards subject to accelerated vesting and/or delivery would have been $48,849,299, $37,093,665 and $15,957,277, respectively. If Messrs. Fuld, Gregory or Russo had been terminated without cause following a change in control, the value of equity awards subject to accelerated vesting and/or delivery would have been $275,182,514, $200,390,963 and $46,201,633 respectively. In the event that a change in control occurred and Messrs. O'Meara or Lowitt had not been terminated, the value of their equity awards subject to accelerated vesting and/or delivery would have been $8,382,037 and $7,102,543, respectively (or, if such change in control had been "friendly," $7,886,789 and $6,630,355, respectively). If Messrs. O'Meara or Lowitt had been terminated without cause following a change in control, the value of equity awards subject to accelerated vesting and/or delivery would be $8,798,470 and $7,481,497, respectively (or, if such change in control had been "friendly," $8,460,738 and $7,166,826, respectively).

Mr. Russo would also be entitled to full benefits under the SRP if he were terminated without cause or resigned for good reason within three years following a change in control. In that case, the total amount of Mr. Russo's equity awards subject to accelerated vesting and/or delivery would be $47,293,361, which is the amount in the preceding paragraph for termination without cause following a change in control plus his pension enhancements discussed under "Pension Benefits—Supplemental Retirement Plan" above. The definition of "change in control" is included in the forms of equity award agreements and the SRP, which are incorporated by reference in the Company's 2007 Annual Report on Form 10-K.

## DIRECTOR INDEPENDENCE

Under the NYSE corporate governance rules, a majority of the Board of Directors (and each member of the Audit, Compensation and Nominating Committees) must be independent. The Board of Directors may determine a Director to be independent if the Director has no disqualifying relationship as defined in the NYSE corporate governance rules and if the Board of Directors has affirmatively determined that the Director has no material relationship with the Firm, either directly or as a partner, stockholder, officer or employee of an organization that has a relationship with the Firm.

To assist it in making its independence determinations, the Board of Directors has adopted categorical standards for relationships that are deemed not to impair a Director's independence. A description of such standards is attached hereto as Appendix A. A copy of the categorical standards is also accessible through the Lehman Brothers web site at http://www.lehman.com/shareholder/corpgov.

### *Independence Determinations*

The Board of Directors has determined in accordance with the NYSE corporate governance rules and the Firm's categorical standards that Mr. Ainslie, Mr. Akers, Mr. Berlind, Mr. Cruikshank, Ms. Evans, Sir Christopher Gent, Mr. Grundhofer, Mr. Hernandez, Dr. Kaufman and Mr. Macomber are independent and have no material relationships with the Firm. In making these determinations, the Board of Directors considered the relationships described below.

Each of the independent Director nominees, other than Ms. Evans, Sir Christopher Gent, Mr. Grundhofer and Mr. Hernandez, has made investments in the investment partnerships discussed more fully under "Certain Transactions and Agreements with Directors and Executive Officers" below. The Board of

Directors determined that these investments do not constitute material relationships that would impair a Director's independence because no Director has made any commitment to any of such investment partnerships since August 2001 and none of the rights of Directors as limited partners in these investment partnerships are contingent in any way on their continued service as Directors.

Mr. Hernandez's son was employed by the Firm as a 2007 summer analyst and is expected to return as a summer analyst in 2008. The Firm compensated Mr. Hernandez's son in line with his position and with respect to market standards. Based on the facts and circumstances, the Board of Directors determined that this is not a material relationship that would impair Mr. Hernandez's independence.

Each of the independent Director nominees, other than Ms. Evans and Mr. Grundhofer, has brokerage or investment accounts with the Firm, directly or indirectly as the managing member of a family limited liability company that has accounts with the Firm. Under the Firm's categorical standards, those accounts were considered immaterial because the products and services were provided in the ordinary course of the Firm's business and on same terms as those prevailing at the time for comparable products and services provided to clients who are neither Directors nor employees.

The Firm receives revenues from companies for which Sir Christopher Gent, Mr. Hernandez, Mr. Macomber or Ms. Evans serves, or one of their family members serves, as a non-management director on the board of directors. Under the Firm's categorical standards, that business was considered immaterial because it was transacted in the ordinary course of the Firm's business and on substantially the same terms as those prevailing at the time for comparable transactions with persons who are neither Directors nor employees.

The Firm makes contributions to charities with which Messrs. Ainslie, Berlind or Macomber or Dr. Kaufman, or one of their family members, is associated. Under the Firm's categorical standards, such contributions were considered immaterial because they did not exceed the greater of $100,000 and 2% of the charity's revenues in any of the three most recent fiscal years.

## CERTAIN TRANSACTIONS AND AGREEMENTS WITH DIRECTORS AND EXECUTIVE OFFICERS

In the ordinary course of business, the Firm from time to time engages in transactions with other companies or financial institutions whose officers, directors or principals are executive officers or Directors of the Company or are family members of executive officers or Directors of the Company. Except as described below, transactions with such companies and financial institutions are conducted on an arm's-length basis and, in the case of companies and financial institutions with which a non-management Director is associated, such transactions otherwise fall within the categorical standards for Director independence described in Appendix A hereto.

In addition, in the ordinary course of business, the Firm from time to time engages in transactions on an arm's-length basis with persons and the affiliated entities of persons that may be deemed to own more than 5% of our Common Stock. During Fiscal 2007, Fidelity Management Trust Company ("FMTC") served as trustee of the Savings Plan and Fidelity Employer Services Company LLC ("FESC") provided services in connection with the U.S. Pension Plan. In addition, we generally require our employees in the U.S. to maintain their brokerage accounts with LBI or Fidelity Brokerage. FMTC, certain of the entities affiliated with FMTC, FESC and Fidelity Brokerage are subsidiaries of, or may be considered to be affiliated with, FMR, which became the beneficial owner of more than 5% of the Company's Common Stock during calendar 2007.

To the extent permitted by the Sarbanes-Oxley Act of 2002, Directors and executive officers of the Company and their associates, including family members, from time to time may be or may have been indebted to the Company or its subsidiaries under lending arrangements offered by those companies to the public. For example, such persons may be or may have been indebted to LBI as customers, in connection with margin account loans, revolving lines of credit and other extensions of credit. Such indebtedness would be in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated third parties who are not employees of the Firm and would not involve a more than normal risk of collectibility or present other unfavorable features. In addition, such executive officers, Directors and associates may engage in transactions in the ordinary course of business involving other goods and services provided by the Firm, such as banking, brokerage, investment and financial advisory products and services (including investment funds), on the same terms as provided to unaffiliated third parties who are not employees of the Firm or, except in the case of non-management Directors (except as described below), on terms similar to those extended to employees of the Firm generally.

Directors and qualifying employees and consultants of the Firm who are accredited investors have been provided with the opportunity to invest as limited partners in various investment partnerships that generally qualify as "employees' securities companies" for purposes of the Investment Company Act of 1940. The investment partnerships provide the participants with an opportunity to make investments in a portfolio of investment opportunities, often together with the Firm's merchant banking, venture capital, real estate, credit-related and other funds that are offered to third-party investors, on terms that are generally more favorable than those offered to third-party investors. Beginning in 2002, non-management Directors were no longer permitted to invest in these partnerships.

The Company, either directly or through a subsidiary, is the general partner of these investment partnerships. After returns of capital to the partners, profits are generally distributed 90% (or more) to the limited partners and 10% (or less) to the general partner. In one of these investment partnerships, the general partner has made a preferred capital contribution equal to a multiple of the amount of capital contributed by the limited partners. In such partnership, after the amount of the general partner's preferred capital contribution, together with a fixed return thereon (which return varies from month to month and averaged 5.8% for Fiscal 2007), is distributed to the general partner, the limited partners' respective capital contributions are returned and then profits are generally distributed 90% to the limited partners and 10% to the general partner, which essentially provides "leverage" to the limited partners. Beginning in 2002, executive officers were no longer permitted to invest in such partnerships. Instead, the executive officers must invest in separate partnerships that invest on a parallel basis with, and have substantially the same terms as, the employee partnerships but do not include this leverage feature.

The table below sets forth for each of the limited partners listed (1) the amount of distributions of profits from all of the existing investment partnerships during Fiscal 2007, (2) the outstanding balance, as of November 30, 2007, of the aggregate preferred capital contributions made by the general partner of these investment partnerships as a result of investments made by such limited partners and (3) the aggregate amount of unreturned limited partner capital in all of the existing investment partnerships as of November 30, 2007.

| Limited Partner | Aggregate Fiscal 2007 Distributions of Profits (1) | Outstanding Balance of Aggregate Preferred General Partner Contributions as of November 30, 2007 (2) | Aggregate Unreturned Limited Partner Capital as of November 30, 2007 |
|---|---|---|---|
| Michael L. Ainslie | * | $0 | ** |
| Roger S. Berlind | $ 72,670 | 0 | $ 298,609 |
| Erin M. Callan | * | 0 | ** |
| Thomas H. Cruikshank | * | 0 | ** |
| Scott J. Freidheim | 64,598 | 0 | 499,436 |
| Richard S. Fuld, Jr. | 463,460 | 0 | 4,521,124 |
| Joseph M. Gregory | 419,020 | 0 | 4,806,682 |
| Henry Kaufman | 68,250 | 0 | ** |
| Ian T. Lowitt | 89,007 | 0 | 1,071,042 |
| Christopher M. O'Meara | 107,342 | 0 | 2,397,320 |
| Thomas A. Russo | 558,447 | 0 | 6,684,320 |
| Adult children of John F. Akers*** | 42,280 | 0 | ** |
| Adult children of John D. Macomber*** | 107,390 | 0 | 439,489 |

* Amount, together with any return of capital contributions, does not exceed $120,000.

** Amount does not exceed $120,000.

*** In the aggregate.

(1) The distributions shown exclude the return of the limited partners' respective capital contributions, which amounts were $96,340 for Mr. Berlind, $81,520 for Mr. Freidheim, $397,250 for Mr. Fuld, $389,400 for Mr. Gregory, $75,000 for Dr. Kaufman, $86,143 for Mr. Lowitt, $125,674 for Mr. O'Meara, $409,737 for Mr. Russo, $78,140 for the adult children of Mr. Akers and $136,580 for the adult children of Mr. Macomber. Aggregate Fiscal 2007 distributions, including the return of the limited partners' respective capital contributions, was less than $120,000 for all of the other limited partners listed above.

(2) The largest outstanding balance during Fiscal 2007 of the aggregate preferred capital contributions made by the general partner of these investment partnerships as a result of investments made by such limited partners was $285,802 for Mr. Fuld, $190,535 for Mr. Gregory, and less than $120,000 for each of the other limited partners listed above. The largest outstanding balance during Fiscal 2007 of the aggregate preferred capital contributions made by the general partner that was with recourse to the limited partners was less than $120,000 for each of the limited partners listed above.

### *Policies and Procedures for the Approval of Transactions with Related Persons*

The Board of Directors has adopted a written Policy Regarding Transactions with Related Persons (the "Policy") for reviewing and approving "related person transactions." A "related person" includes our Directors, nominees for Director, executive officers, beneficial owners of more than 5% of our Common Stock, and immediate family members of such persons. The transactions covered by the Policy include, but are not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships in which the Firm is a participant, where the amount involved exceeds $120,000 and the related person has a direct or indirect material interest.

Any proposed related person transaction, including any proposed material amendments to an existing related person transaction, involving an executive officer of the Firm or any immediate family member of such person, are reviewed by and require the approval of the Compensation Committee. Any proposed related person transaction, including any proposed material amendments to an existing related person transaction, involving (1) a Director or nominee for Director of the Company or (2) beneficial owners of more than 5% of our Common Stock or, in each case, any immediate family member of any such person, are reviewed by and require the approval of the Nominating Committee.

In reviewing the transaction, the applicable Committee will consider all relevant facts and circumstances, including, if the transaction involves a Director, whether the transaction would affect the Director's independence. The applicable Committee may approve or ratify a related person transaction if the Committee finds that the related person transaction is in the best interests of the Firm. Any approval or ratification of a related person transaction must be made by a majority vote of (1) the disinterested members of the applicable Committee or (2) by the full Board of Directors.

Certain types of transactions are deemed to be pre-approved in the Policy, to the extent such transactions are permitted by the Sarbanes-Oxley Act of 2002, Federal Reserve Board Regulation O and other applicable laws or regulations, including transactions in the ordinary course of business involving loans and other financial products and services provided by the Firm. Such products and services must be provided on substantially the same terms as those prevailing at the time for comparable financial products and services provided to unaffiliated third parties who are not employees of the Firm, provided that financial products and services provided to executive officers or their immediate family members may be provided on substantially the same terms as those extended to employees of the Firm generally. In addition, executive officers may invest in partnerships or other investment opportunities sponsored, or otherwise made available, by the Firm if the investment opportunity is offered to all qualified employees who are Vice Presidents or above at the Firm on the same terms as, or better than, those offered to the executive officers. Products and services provided to the Firm in the ordinary course of the Firm's business and on arm's-length terms by any person that is a beneficial owner of more than 5% of our Common Stock or an immediate family member of such person, and any transaction involving products and services provided to the Firm by a person pursuant to a contract in existence prior to the time it becomes known to the Firm that such person is a beneficial owner of more than 5% of our Common Stock or an immediate family member of such person, are also deemed to be pre-approved in the Policy.

## PROPOSAL 2—RATIFICATION OF THE SELECTION OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors recommends to the Stockholders that they ratify the selection by the Audit Committee of Ernst & Young LLP, independent registered public accounting firm, to audit the accounts of the Firm for the fiscal year ending November 30, 2008.

In the event that the Stockholders fail to ratify the appointment, the Audit Committee will consider it a direction to select another independent registered public accounting firm for the subsequent year. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a new independent accounting firm at any time during the year if the Audit Committee feels that such a change would be in the best interests of the Company and its Stockholders.

A representative of Ernst & Young LLP will be present at the Annual Meeting and will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

**The Board of Directors unanimously recommends a vote FOR Proposal No. 2.**

## ERNST & YOUNG LLP FEES AND SERVICES

### *Fees for Fiscal 2007 and Fiscal 2006*

The table below sets forth the aggregate fees (including related expenses) for audit, audit-related, tax and other services provided by Ernst & Young LLP to the Firm related to Fiscal 2007 and Fiscal 2006.

| | 2007 | 2006 |
|---|---|---|
| Audit fees | $21,838,000 | $19,685,000 |
| Audit-related fees | 6,006,000 | 6,071,000 |
| Tax fees | 3,182,000 | 3,195,000 |
| All other fees | 281,000 | 500,000 |
| Total | $31,307,000 | $29,451,000 |

Audit services included the audit of the Company's annual financial statements and review of financial statements included in the Company's quarterly reports on Form 10-Q. Audit services also included statutory audits of certain subsidiaries and services that were provided in connection with other statutory and regulatory filings or engagements, including comfort letters and consents related to SEC filings and securities offerings.

Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. These services included audits of employee benefit plans and audits of certain consolidated subsidiaries; agreed-upon procedures letters issued to rating agencies for the Company's triple-A rated derivatives subsidiaries; agreed-upon procedures letters related to the performance of certain Investment Management Division portfolios and entities; securitization verification procedures; accounting consultations regarding the application of generally accepted accounting principles related to proposed or actual transactions impacting the Company's financial statements; financial and accounting due diligence related to acquisitions; SAS 70 internal control reporting; and consultations related to new regulatory capital and pension plan rules.

Tax services consisted of the preparation and/or review of, and consultations with respect to, the Company's federal, state, local and international tax returns.

All other services included accounting and tax consultations related to proposed or actual investment banking and capital markets transactions for the Firm's clients.

### Pre-Approval Policies and Procedures

In accordance with the SEC's auditor independence rules, the Audit Committee has established policies and procedures by which it approves in advance any audit or permissible non-audit services to be provided to the Firm by its independent registered public accounting firm.

The Audit Committee annually adopts pre-approval schedules describing the recurring audit, audit-related, tax and other services expected to be provided by the independent registered public accounting firm during the fiscal year that have received the pre-approval of the Audit Committee. Unless a service to be provided by the independent registered public accounting firm falls within a type of service listed in a pre-approval schedule, it requires separate pre-approval by the Audit Committee, and any proposed services listed in a pre-approval schedule but exceeding pre-approved fee levels for that service require additional pre-approval by the Audit Committee.

The Audit Committee is informed on a timely basis, and in any event by the next scheduled meeting, of all services rendered by the independent registered public accounting firm and the related fees. The Audit Committee has delegated its pre-approval authority to its Chairman. In the event the Chairman pre-approves any service, he reports such pre-approval to the Audit Committee at its next scheduled meeting. None of the services described above under "Fees for Fiscal 2007 and Fiscal 2006" was approved by the Audit Committee after the fact in reliance upon the *de minimis* exception to the SEC's rules requiring pre-approval of such services.

### Fund Related Fees

In addition to the services provided to the Firm described above, Ernst & Young LLP provided audit and tax services to certain private investment funds managed by the Firm. The aggregate fees (including related expenses) for these services provided by Ernst & Young LLP related to Fiscal 2007 and Fiscal 2006 were $9,316,000 and $7,166,000 for audit services and $6,621,000 and $5,340,000 for tax services, respectively, which consisted of the preparation and/or review of, and consultations with respect to, tax filings. Of such fees, $421,000 has been or is expected to be paid by the Firm related to Fiscal 2007 ($90,000 for audit services and $331,000 for tax services) and $435,000 was paid by the Firm related to Fiscal 2006 ($93,000 for audit services and $342,000 for tax services).

Ernst & Young LLP also provided audit and tax services to certain registered funds for which the Firm acted as an investment adviser during Fiscal 2007 and 2006. The fees (including related expenses) for these services provided by Ernst & Young LLP related to Fiscal 2007 and 2006 were approximately $1,437,000 and $1,345,000 for audit services and $359,000 and $346,000 for tax services, respectively, which consisted of the preparation and/or review of, and consultations with respect to, tax filings. All of these fees were paid by the registered funds. The registered funds have audit committees comprised solely of directors who are independent of the Company and are not on the Company's Board of Directors, which committees are responsible for the selection of the registered funds' audit firms and the approval of any fees paid to such firms.

## AUDIT COMMITTEE REPORT

The Audit Committee of the Company's Board of Directors is composed of four independent Directors and operates under a written charter adopted by the Board of Directors. The Audit Committee is responsible for the selection of the Company's independent registered public accounting firm.

Management is responsible for the Company's internal controls, the financial reporting process and preparation of the consolidated financial statements of the Company. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and to issue a report thereon, and for issuing a report on whether the Company maintained effective internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes. It should be noted that the Committee members are not professionally engaged in the practice of accounting or auditing.

In this context, the Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee further discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended, and as adopted by the Public Company Accounting Oversight Board.

The Company's independent registered public accounting firm also provided to the Audit Committee the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and as adopted by the Public Company Accounting Oversight Board, and the Audit Committee discussed with the independent registered public accounting firm that firm's independence.

Based upon the Audit Committee's discussions with management and the independent registered public accounting firm and the Audit Committee's review of the representations of management and the reports and letter of the independent registered public accounting firm provided to the Audit Committee, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended November 30, 2007 for filing with the Securities and Exchange Commission.

Audit Committee:

Thomas H. Cruikshank, Chairman
Michael L. Ainslie
Roger S. Berlind
Sir Christopher Gent

March 5, 2008

## PROPOSAL 3—AMENDMENT TO THE 2005 STOCK INCENTIVE PLAN

Upon the recommendation of the Compensation Committee, the Board of Directors has adopted an amendment (the "Plan Amendment") to the Company's 2005 SIP to increase the number of shares of Common Stock with respect to which awards may be granted under the plan by 50 million shares, subject to approval by the Stockholders at the Annual Meeting. The Board of Directors unanimously recommends that the Stockholders approve the Plan Amendment in order to permit the Company to continue to compensate employees, directors and consultants in part with stock-based awards rather than cash.

The 2005 SIP is administered by the Compensation Committee, which is comprised of four independent Directors. The 2005 SIP provides for the granting of incentive and non-qualified stock options, stock appreciation rights and other stock-based awards, including restricted stock, RSUs and PSUs (collectively, "Awards"). The Compensation Committee has discretion to select the individuals to whom Awards will be granted and to determine the type, size and terms of each Award and has the authority to administer, construe and interpret the 2005 SIP. The 2005 SIP is primarily intended to provide broad-based equity compensation awards across all levels of the Firm. Approximately 20,000 employees were granted equity awards as a portion of their Fiscal 2007 compensation.

NYSE rules require that the Company obtain stockholder approval of the Plan Amendment in order for it to be effective. Stockholder approval of the Plan Amendment also will permit the Company to continue to grant tax-deductible performance-based awards under the 2005 SIP to the Chief Executive Officer and certain other executive officers. The 2005 SIP has been designed to permit it to be administered to grant performance-based awards to executive officers, which would qualify for full tax deductibility by the Company under Section 162(m) of the Code.

The Firm's stockholders approved an increase in the shares available for issuance under the 2005 SIP from 20 million shares to 95 million shares in April 2007. Under the terms of the 2005 SIP, 33.5 million shares of Common Stock that remained unawarded upon the expiration of the Company's 1996 Plan and EIP in 2006 also became available for Awards under the 2005 SIP. In addition, any shares of Common Stock subject to repurchase or forfeiture rights under an award that has been granted under the 2005 SIP, the 1996 Plan or the EIP that are reacquired by the Company, any shares of Common Stock that are withheld or delivered pursuant to the terms of the 2005 SIP in payment of any applicable exercise price or tax withholding obligation, and any award relating to shares of Common Stock under any of such plans that is canceled, terminates or expires or, for any other reason is not payable, become available for new Awards. At the time, the Company expected the April 2007 increase to cover stock-based awards until 2009, including awards for fiscal years 2007 and 2008. As of February 15, 2008, the Company had only 28 million shares available for future Awards under the 2005 SIP (subject to increases as described above), which is not expected to be sufficient for fiscal 2008.

**The Board of Directors unanimously recommends a vote FOR approval of the Plan Amendment.**

- **Equity awards are granted as a portion of employees' total compensation in lieu of cash compensation. Equity awards generally include significant vesting and/or sales restrictions of up to 5 years.**
- **Our broad-based equity program fosters an employee-ownership culture that promotes long-term alignment with stockholder interests and encourages employees to be prudent risk managers.**
- **Equity awards are used to recruit and retain high-performing employees.**

**Total Compensation Philosophy.** A key element of the Firm's compensation philosophy is to deliver a portion of each employee's total compensation in the form of stock-based awards. Bonus-eligible employees are awarded a portion of their annual performance bonus in the form of stock-based awards, in lieu of being paid all in cash. Production-paid employees also receive part of their compensation in the form of stock-based-awards, rather than entirely in cash commission payouts. The percentage of compensation delivered in the form of stock-based awards is based on the employee's position and compensation level, with senior managers generally having proportionally more of their compensation awarded in equity than lower level employees, and therefore having more of their pay at risk. Thus, the Company's stock-based compensation program is an element of annual total compensation, rather than an "add-on" award.

**Broad-Based Equity Compensation Program.** The Company has one of the most broad-based equity programs among our competitors. In Fiscal 2007, close to 20,000 employees received equity awards as part of their annual total compensation. The Company believes that stock-based awards foster an employee-ownership culture that aligns the interests of its employees directly with those of its stockholders and encourages employees to be prudent risk managers and to work together to ensure the Firm's continued financial success over time.

**Employee Recruitment and Retention.** The Company uses stock-based awards to recruit new hires from competitors in order to replace stock awards that are forfeited from their prior employer. These awards allow us to provide new employees with a significant ownership interest in the Company while encouraging retention of these employees. The stock-based compensation program also helps to retain high-performing employees through retention features such as significant vesting provisions, forfeiture provisions and restrictions on sales. Historically, our vesting and sales restriction features have been significantly longer than most of our competitors' (five years as compared to three or four years). In the event that a stock-based award is forfeited by an employee, the value of the award remains with the Company. These restrictions also enhance stockholder alignment by having employees share in the upside and downside risk over cyclical market periods that occur within the financial services industry.

Stockholder approval of the Plan Amendment is unanimously recommended by the Board in order to permit the Firm to continue to provide compensation using stock-based awards. The Board believes that approval of the Plan Amendment will allow the Company to continue recruiting, retaining, and motivating employees and Directors of the Company and its subsidiaries whose performance is critical to the continued financial success of the Firm. If the Plan Amendment is approved, the Company expects to have sufficient shares under the 2005 SIP to cover stock-based awards until 2009, including awards for fiscal year 2008. The Company expects to seek authorization for additional shares from stockholders annually.

**If Stockholders do not approve the Plan Amendment.** To the extent that the Company does not have sufficient availability of shares for its compensation programs, it will have to substitute cash for equity compensation, thereby losing the retentive features and long-term stockholder alignment of equity awards.

An amended version of the 2005 SIP, reflecting the Plan Amendment, is attached hereto as Appendix B.

**For the reasons stated above, the Board of Directors unanimously recommends a vote FOR approval of the Plan Amendment.**

### Description of the 2005 SIP (as Proposed to be Amended)

*Administration; Types of Awards; Eligible Participants.* The 2005 SIP is administered by the Compensation Committee, which is comprised exclusively of independent Directors. The 2005 SIP provides for the granting of incentive and non-qualified stock options, stock appreciation rights ("SARs"), and other stock-based awards, including restricted stock, RSUs, and PSUs (collectively or individually, "Awards"). Awards may be issued to any employee, prospective employee, Director or consultant of the Company or any of its subsidiaries who are selected by the Compensation Committee to participate in the 2005 SIP. Substantially all of the Company's employees, Directors and consultants are eligible to participate in the 2005 SIP. The Compensation Committee has discretion to select the employees to whom Awards will be granted and to determine the type, size and terms of each Award and the authority to administer, construe and interpret the 2005 SIP; provided, however, that the Compensation Committee shall not have such power and authority to accelerate or otherwise provide for the times at which shares of

Common Stock with respect to any Award are delivered in a manner that would result in the imposition upon any participant of an additional tax under Section 409A of the Code, and provided further, in the event that it is reasonably determined by the Compensation Committee that, as a result of Section 409A of the Code, a participant is deemed to be a "specified employee" (within the meaning of Section 409A of the Code), payments and/or deliveries of shares of Common Stock shall not be made prior to the date which is six months after the date of such participant's separation from service from the Company and all its subsidiaries, to the extent required under Section 409A of the Code and the regulations promulgated thereunder.

*Shares Available for Awards.* As amended, a total of 178.5 million shares of Common Stock may be subject to Awards under the 2005 SIP (including 33.5 million shares of Common Stock authorized for issuance under the Company's 1996 Plan and EIP that remained unawarded upon the expiration of those plans in 2006). In addition, if any shares of Common Stock subject to repurchase or forfeiture rights under an award that has been granted under the 2005 SIP, the 1996 Plan or the EIP are reacquired by the Company, or if any shares of Common Stock are withheld or delivered pursuant to the terms of the 2005 SIP in payment of any applicable exercise price or tax withholding obligation, or if any award relating to shares of Common Stock under any of such plans is canceled, terminates or expires or, for any other reason is not payable, such shares will become available for new Awards. No 2005 SIP participant may receive options, SARs or other stock-based Awards during any fiscal year attributable to more than four million shares of Common Stock, subject to adjustment in accordance with the terms of the 2005 SIP. The shares of Common Stock issuable under the 2005 SIP may be either authorized but unissued shares or treasury shares, or any combination thereof.

*Stock Options.* A stock option, which may be a non-qualified or an incentive stock option (each, an "Option"), is the right to purchase a specified number of shares of Common Stock at a price (the "Option Price") fixed by the Compensation Committee (any holder of an Option is called an "Optionee"). The maximum number of shares of Common Stock that may be subject to incentive stock options ("ISOs") granted pursuant to the 2005 SIP is 20 million, subject to adjustment in accordance with the terms of the 2005 SIP. The Option Price of an Option may be no less than the fair market value of the underlying Common Stock on the date of grant. Unless otherwise provided in the Optionee's Award agreement, Options are not transferable during the Optionee's lifetime and will expire no later than ten years after the date on which they are granted. Options become exercisable at such times and in such installments as the Compensation Committee will determine. The Compensation Committee may also accelerate the period for exercise of any or all Options held by an Optionee. Payment of the Option Price must be made in full at the time of exercise of the Option by any of the following methods: (1) in cash; (2) by tendering to the Company shares of Common Stock having a fair market value equal to the Option Price, which shares have been held by the Optionee for at least six months and which meet such other requirements as may be imposed by the Compensation Committee; (3) by certain withholding methods that constitute a cashless exercise through the delivery of irrevocable instructions by the Optionee to a broker to sell the Common Stock received upon exercise of the Option and to deliver promptly to the Company an amount out of the proceeds equal to the aggregate Option Price, or (4) by other means that the Compensation Committee deems appropriate.

*Stock Appreciation Rights.* A SAR may be granted alone or in tandem with Options. If granted in tandem with an Option, the SAR must cover the same (or a fewer) number of shares of Common Stock covered by the related Option and will be generally subject to the same terms and conditions as the related Option. Upon exercise, a SAR will entitle the holder to receive from the Company an amount equal to the excess of the fair market value of a share of Common Stock on the date of exercise of the SAR minus the per SAR exercise price (or Option Price, as applicable), multiplied by the number of shares of Common Stock with respect to which the SAR is exercised. Upon the exercise of a SAR granted in tandem with an Option, the related Option will be canceled to the extent of the number of shares as to which the SAR is exercised, and upon the exercise of the Option granted in tandem with a SAR or the surrender of such Option, the related SAR will be canceled to the extent of the number of shares as to which the Option is exercised or surrendered. The Compensation Committee will determine whether the SAR will be settled in cash, Common Stock or a combination of cash and Common Stock.

*Other Stock-Based Awards.* Other Awards of Common Stock and Awards that are valued in whole or in part by reference to, or otherwise based on, the fair market value of Common Stock (all such Awards being referred to herein as "Other Stock-based Awards"), may be granted under the 2005 SIP in the discretion of the Compensation Committee. Other Stock-based Awards will be in such form as the Compensation Committee will determine, including without limitation, (1) the right to purchase shares of Common Stock, (2) shares of Common Stock subject to restrictions on transfer until the completion of a specified period of service, the occurrence of an event or the attainment of performance objectives, each as specified by the Compensation Committee, (3) shares of Common Stock issuable upon the completion of a specified period of service, the occurrence of an event, or the attainment of performance objectives, each as specified by the Compensation Committee and (4) dividend equivalent rights with respect to Common Stock subject to any Award. Any Other Stock-based Awards that are granted subject to the completion of a specified period of service by the Award recipient that are (1) not in lieu of cash compensation to employees generally, (2) not paid to recruit a new employee in an amount less than 5% of the total Awards available for grant under the 2005 SIP or (3) not subject to the attainment of performance objectives, will provide that vesting, restrictions on transfer, or some other comparable restriction that encourages continued performance of the Award recipient, will in any such case be for a period of not less than three years (although vesting or lapsing of restrictions may occur in installments over such period), unless there is a Change in Control (as such term is defined in "Change of Control" below) or the Award recipient retires, becomes disabled or dies. Other Stock-based Awards may be granted alone or in addition to any other Awards made under the 2005 SIP. With respect to any RSUs or PSUs granted under the 2005 SIP, the obligations of the Company or any subsidiary of the Company are limited solely to the delivery of shares of Common Stock on the date when such shares of Common Stock are due to be delivered under each Award agreement, and in no event will the Company or any subsidiary of the Company become obligated to pay cash in respect of such obligation (except that the Company or any subsidiary of the Company may pay to the Award recipient amounts in cash in respect of a RSU or PSU equal to cash dividends paid to a holder of the same number of shares of Common Stock that are subject to the RSU or PSU).

The Compensation Committee may establish the performance objectives that must be attained in order for the Company to grant Other Stock-based Awards. Accordingly, unless the Compensation Committee determines at the time of grant not to qualify such an award as performance-based compensation under Section 162(m) of the Code, the performance objectives for such Other Stock-based Awards made under the 2005 SIP will be based upon one or more of the following criteria: (1) pre-tax income or net income; (2) earnings per share; (3) book value per share; (4) stock price; (5) return on equity; (6) expense management; (7) return on investment; (8) improvements in capitalization; (9) profitability of an identifiable business unit or product; (10) profit margins; (11) budget comparisons; (12) total return to stockholders; (13) net revenue; and (14) economic value added. The Compensation Committee must certify as to the attainment of the applicable performance goals prior to payment of any Other Stock-based Award, and may reduce the amount of any Other Stock-based Award. Subject to the provisions of the 2005 SIP, the Compensation Committee will have sole and absolute discretion to determine to whom and when such Other Stock-based Awards will be made, the number of shares of Common Stock to be awarded under (or otherwise related to) such Other Stock-based Awards, and all other terms and conditions of such Awards. The Compensation Committee will determine whether Other Stock-based Awards will be settled in cash, Common Stock or a combination of cash and Common Stock. The maximum amount of Other Stock-based Awards that may be granted during any fiscal year to any participant in the 2005 SIP will be (1) with respect to Other Stock-based Awards that are denominated or payable in Common Stock, four million shares of Common Stock, and (2) with respect to Other Stock-based Awards that are not denominated or payable in Common Stock, $50.0 million.

*Adjustments Upon Certain Events.* Under the 2005 SIP, if there is any change in the outstanding shares of Common Stock by reason of any stock split, stock dividend, combination, subdivision or exchange of shares, recapitalization, merger, consolidation, reorganization or other extraordinary or unusual event, the Compensation Committee will direct that appropriate changes be made in the number or kind of securities that may be issued under the 2005 SIP and in the terms of outstanding Awards.

*Change in Control.* If a Change in Control occurs, the Compensation Committee may, but is not required to, (1) accelerate or waive vesting or exercise periods or the lapse of restrictions on all or any portion of any Award, (2) cancel the Awards for fair value (as determined in the discretion of the Compensation Committee), (3) provide for the issuance of substitute Awards that will substantially preserve the terms of the original Awards or (4) provide for the full exercisability of Options or SARs for a period of at least 30 days prior to the occurrence of the Change of Control.

In general, with respect to any Award granted on or prior to November 8, 2007, a "Change in Control" is deemed to occur when: (1) 20% or more of the combined voting power of the Company's voting securities is acquired in certain instances (whether through a tender offer, merger, or otherwise); (2) individuals who, as of the effective date of the 2005 SIP, are members of the Board of Directors or whose election or nomination is approved by a vote of at least two-thirds of such initial directors (the "Incumbent Board") cease, subject to certain exceptions, to constitute at least a majority of the Board of Directors; (3) a merger, consolidation, recapitalization or reorganization involving the Company occurs, whereby the stockholders immediately prior to such transaction cease to hold at least 50% of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction, members of the Incumbent Board immediately prior to the execution of the agreement providing for such transaction cease to constitute at least a 50% of the board of directors of the resulting corporation, or a person or entity becomes the beneficial owner of 20% or more of the combined voting power of the resulting corporation; (4) a liquidation of the Company or a sale or other disposition of all or substantially all of the assets of the Company; or (5) any event occurs that would constitute a "Change in Control" within the meaning of such term with respect to any Award granted after November 8, 2007.

However, with respect to any Award granted after November 8, 2007, a "Change in Control" is deemed to occur when: (1) 70% or more of the combined voting power of the Company's voting securities is acquired in certain instances (whether through a tender offer, merger, or otherwise); (2) a merger, consolidation, recapitalization or reorganization involving the Company occurs, whereby the stockholders immediately prior to such transaction cease to hold at least 30% of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction, the individuals who were members of the Board of Directors immediately prior to the execution of the agreement providing for such transaction cease to constitute at least 50% of the board of directors of the resulting corporation, or a person or entity becomes the beneficial owner of 70% or more of the combined voting power of the resulting corporation; (3) within a consecutive twelve month period, a majority of the individuals who are members of the Board of Directors are replaced with individuals who do not receive endorsement by a majority of the Board of Directors before the date of the appointment or election of such individuals; or (4) a sale or other disposition of all or substantially all of the assets of the Company.

*Additional Information.* Unless otherwise provided in an employee's Award agreement, an employee's rights under the 2005 SIP may not be assigned or otherwise transferred. An employee to whom an Award is made has no rights as a stockholder with respect to any Common Stock issuable pursuant to the Award until the date of issuance of the stock certificate for such shares upon payment of the Award. In the case of payments of Awards in the form of Common Stock, unless the Compensation Committee specifies otherwise, a 2005 SIP participant may elect to pay to the Company the minimum amount of any taxes required to be withheld with respect to the exercise, grant, vesting of, or payment pursuant to, an Award by the delivery of shares of Common Stock or having shares of Common Stock withheld by the Company, in each case that have a fair market value equal to the amount required to be withheld.

*Term of 2005 SIP; Amendment and Termination of 2005 SIP.* No Awards may be granted on or after May 1, 2015, the tenth anniversary of the effective date of the 2005 SIP. The Board of Directors may amend, suspend or terminate the 2005 SIP or any portion thereof at any time, subject to the following restrictions: (a) no amendment may be made without approval of the stockholders that would (1) increase the total number of shares reserved for issuance pursuant to the 2005 SIP or increase the maximum number of shares for which Awards may be granted to any participant, (2) change the class of persons eligible to be participants in the 2005 SIP, or (3) extend the date after which Awards cannot be granted under the 2005 SIP; and (b) no amendment may be made without the consent of a participant if the amendment would diminish the rights of the participant under any Award previously granted to that participant. However, the Compensation Committee may amend the 2005 SIP as it deems necessary to permit the 2005 SIP and/or Awards to satisfy requirements of applicable laws.

*Awards to be Granted Under the 2005 SIP.* The number or type of Awards that will be granted under the 2005 SIP to any participants will be determined at the discretion of the Compensation Committee and therefore cannot be calculated at this time.

**Certain United States Federal Income Tax Consequences of Awards**

United States federal income tax consequences to Optionees and the Company of Options granted under the 2005 SIP should generally be as set forth in the following summary:

An employee to whom an ISO that qualifies under Section 422 of the Code is granted will not recognize income at the time of grant or exercise of such Option. No federal income tax deduction will be allowable to the Company upon the grant or exercise of such ISO. However, upon the exercise of an ISO, special alternative minimum tax rules apply for the employee.

When the employee sells shares acquired through the exercise of an ISO more than one year after the date of transfer of such shares and more than two years after the date of grant of such ISO, the employee will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale prices of such shares and the Option Price. If the employee does not hold such shares for this period, when the employee sells such shares, the employee will recognize ordinary compensation income and possibly capital gain or loss in such amounts as are prescribed by the Code and regulations thereunder, and the Company will generally be entitled to a federal income tax deduction in the amount of such ordinary compensation income.

An employee to whom an Option that is not an ISO (a "non-qualified Option") is granted will not recognize income at the time of grant of such Option. When such employee exercises a non-qualified Option, the employee will recognize ordinary compensation income equal to the excess, if any, of the fair market value as of the date of Option exercise of the shares the employee receives, over the Option Price. The tax basis of such shares will be equal to the Option Price paid plus the amount includable in the employee's gross income, and the employee's holding period for such shares will commence on the day after which the employee recognized taxable income in respect of such shares. Subject to applicable provisions of the Code and regulations thereunder, the Company will generally be entitled to a federal income tax deduction in respect of the exercise of non-qualified Options in an amount equal to the ordinary compensation income recognized by the employee. Any such compensation includable in the gross income of an employee in respect of a non-qualified Option will be subject to appropriate federal, state, local and foreign income and employment taxes.

*Restricted Stock*

Unless an election is made by the participant under Section 83(b) of the Code, the grant of an Award of restricted stock will have no immediate tax consequences to the participant. Generally, upon the lapse of restrictions (as determined by the applicable restricted stock agreement between the participant and the Company), a participant will recognize ordinary income in an amount equal to the product of (1) the fair market value of a share of Common Stock on the date an which the restrictions lapse, less any amount paid with respect to the Award of restricted stock, multiplied by (2) the number of shares of restricted stock with respect to which restrictions lapse on such date. The participant's tax basis will be equal to the sum of the amount of ordinary income recognized upon the lapse of restrictions and any amount paid for such restricted stock. The participant's holding period will commence on the date on which the restrictions lapse.

A participant may make an election under Section 83(b) of the Code within 30 days after the date of transfer of an Award of restricted stock to recognize ordinary income on the date of award based on the fair market value of Common Stock on such date. An employee making such an election will have a tax basis in the shares of restricted stock equal to the sum of the amount the employee recognizes as ordinary income and any amount paid for such restricted stock, and the employee's holding period for such restricted stock for tax purposes will commence on the date after the date on which the restricted stock was transferred to the employee.

With respect to shares of restricted stock upon which restrictions have lapsed, when the employee sells such shares, the employee will recognize capital gain or loss consistent with the treatment of the sale of shares received upon the exercise of non-qualified Options, as described above.

*Stock Units*

A participant to whom an RSU or PSU is granted will not recognize income at the time of grant of such RSU or PSU. Upon delivery of shares of Common Stock in respect of an RSU or PSU, a participant will recognize ordinary income in an amount equal to the product of (1) the fair market value of a share of Common Stock on the date on which the Common Stock is delivered, multiplied by (2) the number of shares of Common Stock delivered.

*Other Stock-based Awards*

With respect to Other Stock-based Awards paid in cash or Common Stock, participants will generally recognize income equal to the fair market value of the Award on the date on which the Award is delivered to the recipient.

*Code Section 409A*

The American Jobs Creation Act of 2004 introduced a new section of the Code (Section 409A) covering certain nonqualified deferred compensation arrangements. Section 409A generally establishes new rules that must be followed with respect to covered deferred compensation arrangements in order to avoid the imposition of an additional 20% tax (plus interest) upon the service provider who is entitled to receive the deferred compensation. Certain Awards that may be granted under the 2005 SIP may constitute "deferred compensation" within the meaning of and subject to Section 409A. While the Compensation Committee intends to administer and operate the 2005 SIP and establish terms (or make required amendments) with respect to Awards subject to Section 409A in a manner that will avoid the imposition of additional taxation under Section 409A upon a participant, there can be no assurance that additional taxation under Section 409A will be avoided in all cases. In the event the Company is required to delay delivery of shares or any other payment under an Award in order to avoid the imposition of an additional tax under Section 409A, the Company will deliver such shares (or make such payment) on the first day that would not result in the participant incurring any tax liability under Section 409A. The Compensation Committee may amend the 2005 SIP and outstanding Awards to preserve the intended benefits of Awards granted under the 2005 SIP and to avoid the imposition of an additional tax under Section 409A of the Code.

*General*

Ordinary income recognized by virtue of the exercise of non-qualified Options, the lapse of restrictions on Restricted Stock, RSUs or PSUs or payments made in cash or shares of Common Stock is subject to applicable tax withholding as required by law.

The Company generally will be entitled to a federal tax deduction to the extent permitted by the Code at the time and in the amount that ordinary income is recognized by participants.

The discussion set forth above does not purport to be a complete analysis of all potential tax consequences relevant to recipients of Options or other Awards or to their employers or to describe tax consequences based on particular circumstances. It is based on federal income tax law and interpretational authorities as of the date of this proxy statement, which are subject to change at any time.

YOUR VOTE IS IMPORTANT. In order for the Plan Amendment to be approved, the NYSE rules require that a majority of the outstanding shares of Common Stock are voted on the proposal and that the majority of the shares of Common Stock voting on the proposal vote to approve the Plan Amendment. If you fail to vote, your shares will not be considered "shares present" for voting purposes, which may cause less than the requisite majority of the outstanding shares of Common Stock to be voted on the matter. If you hold your shares through a broker, your broker will not be permitted to vote your shares on this matter without your voting instructions. If the Plan Amendment is not approved, only 28 million shares will remain available for issuance under the 2005 SIP as of February 15, 2008, subject to increases as previously described.

**The Board of Directors unanimously recommends a vote FOR approval of the Plan Amendment.**

## Equity Compensation Plan Information

The following table sets forth certain information as of November 30, 2007 regarding shares of Common Stock authorized for issuance under the Firm's equity compensation plans. The table does not reflect (1) approximately 49.7 million of RSUs which were granted to employees on December 7, 2007 and (2) approximately 1.7 million of RSUs and 1.2 million of stock options which were granted to employees on February 9, 2008. As of February 15, 2008, there were approximately 28 million shares available for future Awards under the 2005 SIP, subject to increases as previously described.

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (1) | Weighted-average exercise price of outstanding options, warrants and rights (1) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (2) |
|---|---|---|---|
| Equity compensation plans approved by security holders (3) . . | 65.1 million | $48.25 | 81.0 million |
| Equity compensation plans not approved by security holders (4) . . | 118.4 million | 30.93 | 1.4 million |
| Total . . . . . . . . . . . . . . | 183.5 million | 34.39 | 82.4 million |

(1) The numbers of securities to be issued upon exercise of outstanding options, warrants and rights include approximately 52 million RSUs granted under equity compensation plans approved by security holders and approximately 65.9 million RSUs granted under equity compensation plans not approved by security holders for which no exercise price is applicable. The weighted-average exercise prices of outstanding options, warrants and rights exclude these RSUs. .

(2) The various equity compensation plans provide for issuance of awards in the form of options, PSUs, restricted stock, RSUs and/or other types of equity awards up to an aggregate maximum number of shares for each plan. Therefore the number of shares remaining available for future issuance shown in

this column includes not only options, warrants and other rights but also restricted stock, RSUs, PSUs and unrestricted stock, as further described below.

(3) Common Stock to be issued under equity compensation plans approved by security holders consists of options issued under the 1994 Plan, the 1996 Plan and the 2005 SIP. The 1994 Plan expired in 2004, and the 1996 Plan expired in 2006, following the completion of their terms. As of November 30, 2007, there were remaining available for future issuance:

- 0.4 million shares under the 1994 Plan to satisfy future dividend reinvestment requirements for the RSUs that are still outstanding under the plan;
- no shares under the 1996 Plan; and
- 80.6 million shares under the 2005 SIP, which may be issued as options, PSUs, RSUs and/or other types of equity awards, or to satisfy future dividend reinvestment requirements under the 2005 SIP or other plans.

The 2005 SIP, as amended, authorized the issuance of up to the total of:

- 95 million shares; plus
- any shares authorized for issuance under the 1996 Plan and the EIP that remained unawarded upon their expiration (33.5 million shares); plus
- any shares subject to repurchase or forfeiture rights under the 1996 Plan, the EIP or the 2005 SIP that are reacquired by the Company, or the award of which is canceled, terminates, expires or for any other reason is not payable; plus
- any shares withheld or delivered pursuant to the terms of the 2005 SIP in payment of any applicable exercise price or tax withholding obligation.

Awards with respect to 52.5 million shares of Common Stock have been made under the 2005 SIP as of November 30, 2007. The number of shares remaining available for future issuance under the 2005 SIP as of November 30, 2007, is calculated as follows:

| | |
|---|---|
| Stockholder authorization | 95.0 million shares |
| Shares carried over from 1996 Plan and EIP | 33.5 million shares |
| Shares forfeited under the 1996 Plan, the EIP and the 2005 SIP | 4.6 million shares |
| Shares awarded under 2005 SIP (including dividend reinvestment amounts) | (52.5 million shares) |
| Shares available as of November 30, 2007 | 80.6 million shares |

(4) Common Stock to be issued under equity compensation plans not approved by security holders consists of options issued under the EIP, the Neuberger LTIP and the 1999 Neuberger Berman Inc. Directors Stock Incentive Plan (the "Neuberger DSIP"). Stockholder approval was not required for the EIP under the then current rules of the NYSE because it was a broadly-based plan, as a majority of our full-time U.S. employees were eligible for awards under the plan and a majority of the awards during any three-year period were to employees who were not officers or directors. The EIP expired in 2006 following the completion of its term. The Company assumed the obligations of Neuberger under the Neuberger LTIP and Neuberger DSIP in connection with the Company's acquisition of Neuberger. The Neuberger LTIP had been approved by Neuberger's stockholders.

As of November 30, 2007, there were available for future issuance:

- no shares under the EIP;
- 1.4 million shares under the Neuberger LTIP, which may be issued as options, PSUs or RSUs, restricted stock and/or other types of equity awards; and
- no shares under the Neuberger DSIP.

Descriptions of the 1994 Plan, the 1996 Plan, the 2005 SIP, the EIP, the Neuberger LTIP and the Neuberger DSIP are contained in Note 12 to the Consolidated Financial Statements included in the Company's 2007 Annual Report on Form 10-K and are incorporated herein by reference.

## PROPOSAL 4—APPROVAL OF THE EXECUTIVE INCENTIVE COMPENSATION PLAN (FORMERLY NAMED THE SHORT-TERM EXECUTIVE COMPENSATION PLAN), AS AMENDED

The Board of Directors originally adopted the 1996 Short-Term Executive Compensation Plan (the "1996 STEP") on January 30, 1996, subject to approval by the Stockholders. The Stockholders approved the 1996 STEP on April 10, 1996 and re-approved it on April 8, 2003 and the Compensation Committee has granted bonuses to the Firm's employees thereunder. However, in order to meet the requirements for the continuing deductibility of payments under Section 162(m) of the Code, the Compensation Committee has determined that it is in the best interest of the Firm to resubmit the plan to Stockholders of the Company for their approval. The terms of the plan, as amended (the "Executive Incentive Compensation Plan", or "EICP"), are outlined below, but the outline is qualified in its entirety by reference to the full text of the EICP itself, which is attached hereto as Appendix C. We have also separately described the amendments to the plan that the Compensation Committee has approved.

Section 162(m) of the Code limits the Company's tax deduction to $1 million per year per executive for certain compensation paid to each of its Chief Executive Officer ("CEO") and the three highest compensated executives other than the CEO and Chief Financial Officer (each, a "Covered Employee"). In general, the regulations under Section 162(m) exclude from this limitation compensation that is, among other things, calculated based on "objective" performance criteria and awarded under a plan that has received stockholder approval. The Board therefore recommends stockholder approval of the EICP so that the Company may, if all other requirements of the regulations are met, fully deduct certain annual bonus payments to the Covered Employees (described below as "Performance Bonuses") in compliance with Section 162(m) of the Code.

The EICP provides the Company with an effective vehicle to focus and motivate the annual performance of key employees of the Firm, offer such employees opportunities to attain competitive levels of compensation and reward those employees who have contributed to the profitability of the Company. If the Stockholders do not approve the EICP, no Performance Bonuses (as defined below) will be paid under the EICP to Covered Employees, but Covered Employees may be paid other compensation, including Standard Bonuses (as defined below). However, as a result of Section 162(m) of the Code, such other compensation might not be tax deductible.

The amount of incentive awards under the EICP granted to any participants will be determined at the discretion of the Compensation Committee and therefore cannot be calculated at this time.

**Summary of the EICP.** The purpose of the EICP is to motivate and reward executives by making a significant portion of their annual bonuses directly dependent upon achieving key strategic objectives. The EICP provides the opportunity for the senior officers to earn substantial incentive cash compensation for attaining financial and operational objectives that are critical to the Company's ongoing growth and profitability.

The EICP allows the Compensation Committee (or, in certain situations, its delegate) to grant to certain employees of the Firm annual awards of two types: "Standard Bonuses" and "Performance Bonuses" (each, a "Bonus"). Bonuses may be granted to members of the Firm's Executive Committee or other Managing Directors of the Firm. As of February 15, 2008, approximately 1,500 individuals were eligible to participate in the EICP.

A Standard Bonus may be granted in the discretion of the Compensation Committee or its delegate to any EICP participant. The amount of the Standard Bonus will be based on any criteria the Compensation Committee or its delegate wishes to consider, including but not limited to, the objective or subjective performance of the employee, the Company or any subsidiary or division thereof. A Standard Bonus will be paid at the time determined by the Compensation Committee or its delegate.

As indicated above, the EICP has been designed and will be administered to provide "performance-based" incentive compensation, within the meaning of Section 162(m) of the Code. To that end, a Performance

Bonus may be granted in the discretion of the Compensation Committee to any participant in the EICP who the Compensation Committee reasonably believes may be or may become a Covered Employee. The amount of any Performance Bonus will be based on objective performance goals established by the Compensation Committee, based on one or more of the following performance factors: (1) before or after-tax net income; (2) earnings per share; (3) book value per share; (4) stock price; (5) return on Stockholders' equity (or tangible equity); (6) expense management; (7) return on investment; (8) improvements in capital structure; (9) profitability of an identifiable business unit or product; (10) profit margins; (11) budget comparisons; (12) total return to Stockholders; (13) economic value added; (14) revenues, sales or net revenues; (15) operating income; (16) costs; (17) cash flow; (18) working capital; or (19) return on assets. The foregoing performance factors may relate to the Company, one or more of its subsidiaries or one or more of its divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof as the Compensation Committee determines. In addition, to the degree consistent with Section 162(m) of the Code, the performance goals may be calculated without regard to extraordinary items. The Committee must certify as to the attainment of the applicable performance goals prior to payment of any Performance Bonus, and may reduce the amount of any Performance Bonus. All terms and conditions of Performance Bonuses, and the EICP provisions referring thereto, are intended to be administered and interpreted in accordance with Section 162(m) of the Code, to ensure the deductibility by the Company of the Performance Bonuses. The performance goals based on one or more of the foregoing performance factors will be established by the Compensation Committee no more than 90 days after the commencement of the period to which the performance goal relates (or, if less, the number of days which is equal to 25% of the relevant performance period).

The Compensation Committee has the authority to determine in its sole discretion the applicable performance period relating to any Bonus; provided, however, that any such determination with respect to a Performance Bonus shall be subject to any applicable restrictions imposed by Section 162(m) of the Code.

At the end of the applicable performance period, the Compensation Committee must certify as to the attainment of the applicable performance goals prior to payment of any Performance Bonus, and may reduce (but not increase) the amount of any Performance Bonus. Performance Bonuses will be paid in cash and/or in the form of equity-based awards under one of the Company's equity incentive plans after certification of attainment of performance goals, as determined by the Compensation Committee in its discretion. The maximum amount of a Performance Bonus under the EICP that may be granted in any fiscal year to any one participant is 2.0% of the Firm's consolidated income before taxes (as stated in the Company's audited consolidated financial statements) in the fiscal year in respect of which the Performance Bonus is to be paid. The maximum amount need not be awarded.

The EICP may be amended or suspended in whole or in part at any time and from time to time by the Compensation Committee.

**Summary of Amendments.** The amended plan, formerly named the "Short-Term Executive Compensation Plan", or "STEP", will now be referred to as the "Executive Incentive Compensation Plan", or "EICP". The term "Special Bonus" has been replaced by "Performance Bonus" in the amended plan and the list of performance factors which may be used by the Compensation Committee has been revised to include the following: economic value added; revenues, sales or net revenues; operating income; costs; cash flow; working capital; and return on assets. The amended plan clarifies that the performance criteria may relate to the Company, one or more of its subsidiaries or one or more of its divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, as the Compensation Committee may determine. In addition, to the degree consistent with Section 162(m) of the Code, the performance goals in the amended plan may be calculated without regard to extraordinary items. The amended plan also clarifies that payment of Performance Bonuses may be made in cash and/or in the form of equity-based awards under one of the Company's equity incentive plans, as determined by the Compensation Committee in its discretion.

**The Board of Directors unanimously recommends a vote FOR Proposal No. 4.**

## PROPOSAL 5—STOCKHOLDER PROPOSAL REGARDING POLITICAL CONTRIBUTIONS

Mrs. Evelyn Y. Davis, with an office at the Watergate Office Building, 2600 Virginia Avenue, N.W., Washington, D.C. 20037, the holder of 200 shares of Common Stock, has proposed the adoption of the following resolution and has furnished the following statement in support of her proposal:

"RESOLVED: That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders. And if no such disbursements were made, to have that fact publicized in the same manner.

REASONS: This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures than they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent.

Last year owners of 19,226,108 shares of Common Stock, representing approximately 4.3% of shares voting, voted FOR this proposal.

If you AGREE, please mark your proxy FOR this resolution."

**The Board of Directors unanimously recommends that stockholders vote AGAINST this proposal for the following reasons:**

This proposal was put before the stockholders at last year's Annual Meeting and was rejected by more than 95% of the shares voting. The Board of Directors has considered this proposal again and continues to believe that its adoption is unnecessary and would not be in the best interests of the Firm or its stockholders. The Firm is committed to its continuing compliance with all of the applicable federal, state and local laws and regulations governing the permissibility and reporting of political contributions. These extensive legal and regulatory requirements already subject the Firm's political contributions to a high degree of transparency and limit the political contributions made by the Firm.

Currently, most of Firm's political contributions are made through LBI's political action committee (the "PAC"), which is funded through voluntary employee donations. The scope of the PAC's contributions is limited in that it gives exclusively to federal campaigns and committees. Moreover, there already is a high degree of transparency with respect to political contributions by the PAC, since the regulations of the Federal Election Commission mandate extensive reports by the PAC itemizing its contributions and donations to political candidates and committees.

The Firm also makes occasional political contributions by LBI using its corporate funds; however, corporate contributions by the Firm are prohibited under applicable election laws at the federal level and at the state level in many states. LBI may make contributions to state and local candidates or initiatives only where permitted by law, and its practice has been to contribute only to state and local initiatives on a very limited basis and not to contribute to state and local candidates at all. In addition, regulatory authorities already require that much information regarding corporate contributions be made publicly available. For example, rules of the Municipal Securities Rulemaking Board would require disclosure of certain contributions made by LBI or the PAC. In addition, applicable state and local election laws require recipients of campaign contributions to disclose the amount of political contributions received by them, and certain states and localities require disclosure of such contributions by donors who are seeking to do business with them.

The Board believes that the disclosures currently being made by LBI and the PAC, as well as by the recipients of political contributions, are adequate. As a result, the Board continues to believe that adoption of this proposal would provide little additional benefit to stockholders and would not be a productive use of the Firm's resources.

**For the reasons stated above, the Board of Directors unanimously recommends a vote AGAINST the adoption of this stockholder proposal.**

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## PROPOSAL 6—STOCKHOLDER PROPOSAL RELATING TO AN ENVIRONMENTAL SUSTAINABILITY REPORT

The Free Enterprise Action Fund, represented by Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854, the holder of approximately 452 shares of Common Stock, has proposed the adoption of the following resolution and has furnished the following statement in support of its proposal:

"RESOLVED: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, an Environmental Sustainability Report. The report may include:

1. Lehman's operating definition of environmental sustainable development;
2. A review of current Lehman's policies, practices and projects related to environmental sustainability; and
3. A summary of long-term plans to integrate environmental sustainability objectives with Lehman's operations.

The report may focus on Lehman's global warming/climate change activities.

SUPPORTING STATEMENT:

Lehman says that it "is engaged in efforts to find environmentally sustainable solutions and to develop market-based solutions in response to the threat posed by climate change..." [Press Release, September 26, 2007]

But it seems that management may be taking action based on erroneous information about global warming.

Management uses the so-called "hockey-stick" chart to support the notion that "the Earth's mean temperature has risen sharply in recent decades." [see Lehman's "The Business of Climate Change: Challenges and Opportunities," p.6 (February 2007).]

But the hockey stick graph has been scientifically discredited. [See e.g., U.S. Senate Committee on Environmental and Public Works, "Inhofe Says NAS Report Reaffirms 'Hockey Stick' Is Broken" (June 22, 2006), http://epw.senate.gov/pressitem.cfm?id=257697&party=rep.]

Moreover, the discrediting of the hockey stick graph occurred long before Lehman issued its February 2007 report.

Shareholders expect that management will undertake reasonable due diligence before undertaking action with corporate assets as management action based on erroneous information may not be "sustainable" for shareholders or the environment."

**The Board of Directors unanimously recommends that stockholders vote AGAINST this proposal for the following reasons:**

The Board of Directors has considered this proposal and believes that its adoption would not be a productive use of Firm resources and would not be in the best interests of the Firm or its stockholders. While the Firm's operations as a global financial services provider have a low impact on climate change, the Firm has undertaken a number of key initiatives to ensure that its clients have access to and can benefit from the Firm's intellectual capital when making business and investment decisions in response to policies that are implemented to address climate change.

In February 2007 the Firm established the Council on Climate Change, which brings together clients, policy-makers, academics and non-governmental officials to facilitate constructive dialogue on policies that might be implemented to address climate change. In addition, in February 2007 the Firm published a report, *The Business of Climate Change: Challenges and Opportunities*, authored by the Firm's senior economic policy advisor, which was followed by a sequel in September 2007, *The Business of Climate Change II*. Among other things, these reports (both of which are publicly available at http://www.lehman.com/who/intcapital) examine how actions that have been or may be taken by regulators and others to address climate change are likely to impact businesses in various sectors and discuss some of the challenges and opportunities presented by such actions to businesses and investors. It is the Firm's view that legislative and other actions being taken by policy makers are altering the risk profile of some businesses and impacting the outlook for certain investments, and that both businesses and investors must take these legislative and other actions into account in their decision-making.

In the supporting statement for the Proposal, the Proponent states that the Firm's February 2007 *The Business of Climate Change* report is based on "erroneous information.. . to support the notion that 'the Earth's mean temperature has risen sharply in recent decades,'" and concludes that management should not "undertak[e] action with corporate assets" based on that information. The Board of Directors does not believe that it is either appropriate or desirable to permit the Proponent to police the content of the Firm's advice to its clients, or the analysis underlying management of the Firm's business generally.

With the globalization of trade and investment flows, the Firm believes it is imperative that it continue to strategically deploy its intellectual capital, capabilities and solutions in order to best help its clients meet their objectives. In forming the Council on Climate Change and publishing *The Business of Climate Change* reports, the Firm is seeking to ensure that its existing and future clients have access to and can benefit from this intellectual capital as it relates to climate change and its impact on the economy when making their business and investment decisions. At the same time, the Firm is examining environmental issues relevant to its own operations and will continue to evaluate its disclosure regarding sustainability practices as part of such examination. The Board of Directors believes that the Firm should retain the discretion to determine the timing and content of any environmental sustainability report and that the environmental sustainability report requested by the proponent would not be a productive use of the Firm's resources.

**For the reasons stated above, the Board of Directors unanimously recommends a vote AGAINST the adoption of this stockholder proposal.**

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's Directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership of, and transactions in, Company equity securities with the SEC.

Based on a review of such reports, and on written representations from reporting persons, the Company believes that all Section 16(a) filing requirements applicable to its Directors and executive officers were complied with during Fiscal 2007, except that a transfer of shares between two trusts, of which Mr. Fuld and his wife are the trustees, was reported late on Form 5. All of the transactions that were not reported on a timely basis were transactions that are exempt from potential liability for "short-swing" profits under Section 16(b).

## OTHER MATTERS

Management does not know of any business to be transacted at the meeting other than as indicated herein. Should any such matter properly come before the meeting for a vote, the persons designated as proxies will vote thereon in accordance with their best judgment.

You are urged to sign, date and return the enclosed proxy card as promptly as possible, using the prepaid envelope provided for such purpose, or to vote online or by telephone according to the instructions on the proxy. It is hoped that registered Stockholders will give the Company advance notice of their plans to attend the Annual Meeting by marking the box provided on the proxy card or by registering their intention when voting online or by telephone.

If you will need special assistance at the Annual Meeting because of a disability, please contact the Corporate Secretary of the Company at 1-212-526-0858 or by facsimile at 1-646-834-1052.

### *Householding*

In accordance with a notice sent previously to certain beneficial owners holding shares in street name (for example, through a bank, broker or other holder of record) and who share a single address with other similar holders, only one annual report and proxy statement is being sent to that address unless contrary instructions were received from any stockholder at that address. This practice, known as "householding," is designed to reduce printing and postage costs. Any of such beneficial owners may discontinue householding by writing to the address or calling the telephone number provided for such purpose by their holder of record. Any such stockholder may also request prompt delivery of a copy of the annual report or proxy statement by contacting the Company at 1-212-526-0858 or by writing to the Corporate Secretary, Lehman Brothers Holdings Inc., 1271 Avenue of the Americas, New York, New York 10020.

Other beneficial owners holding shares in street name may be able to initiate householding if their holder of record has chosen to offer such service, by following the instructions provided by the record holder.

### *Deadline and Procedures for Submitting Proposals for Next Year's Meeting*

Stockholders of the Company who intend to present proposals for inclusion in the proxy material to be distributed by the Company in connection with the Company's 2009 Annual Meeting of Stockholders must submit their proposals on or before November 6, 2008 to the Corporate Secretary of the Company by mail at Corporate Secretary, Lehman Brothers Holdings Inc., 1271 Avenue of the Americas, New York, New York 10020, or by facsimile at 1-646-834-1052.

In addition, in accordance with Article II, Section 9 of the Company's By-Laws, in order to be properly brought before the 2009 Annual Meeting by a stockholder, notice of a matter that is not included in the Company's proxy material must be received by the Company no earlier than December 16, 2008 and no later than January 15, 2009. The notice must set forth as to each matter that the stockholder proposes (1) a brief description of the business desired to be brought forth and the reasons for conducting such business at the Annual Meeting, (2) the name and address, as they appear on the Company's books, of the stockholder, (3) the number of shares of Common Stock beneficially owned by the stockholder, (4) any material interest of the stockholder in such business and (5) any other information relating to the stockholder or the proposal that is required to be disclosed pursuant to Regulation 14A under the Exchange Act.

### *Deadline and Procedures for Making Nominations for Director at Next Year's Meeting*

In accordance with Article II, Section 10 of the Company's By-Laws, Stockholders of the Company who intend to nominate persons for election to the Board of Directors at the Company's 2009 Annual Meeting of Stockholders must give written notice to the Corporate Secretary of the Company at Corporate Secretary, Lehman Brothers Holdings Inc., 1271 Avenue of the Americas, New York, New York 10020 no earlier than December 16, 2008 and no later than January 15, 2009. The notice must set forth, as to each nominee, (1) the name, age, business address and residence address of the person, (2) the principal occupation or employment of the person, (3) the class and number of shares of capital stock of the Company, if any, which are beneficially owned by the person and (4) any other information relating to the person that is required to be disclosed in solicitations for proxies in election of directors pursuant to Regulation 14A under the Exchange Act, and as to such stockholder, (A) the name and record address of the stockholder and (B) the class and number of shares of capital stock of the Company which are beneficially owned by the stockholder.

### *Procedures for Recommending Director Candidates to the Nominating and Corporate Governance Committee*

Stockholders of the Company wishing to recommend Director candidates to the Nominating and Corporate Governance Committee must submit their recommendations in writing to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, Lehman Brothers Holdings Inc., 1271 Avenue of the Americas, New York, New York 10020. Submissions should include:

- the name and address of the recommending stockholder(s), and the class and number of shares of capital stock of the Company that are beneficially owned by the recommending stockholder(s);
- the name, age, business address and principal occupation and employment of the recommended candidate;
- any information relevant to a determination of whether the recommended candidate meets the criteria for Board of Directors membership described under "Committees of the Board of Directors—Nominating and Corporate Governance Committee" above;
- any information regarding the recommended candidate relevant to a determination of whether the recommended candidate would be barred from being considered independent under NYSE Rule 303A.02(b), or, alternatively, a statement that the recommended candidate would not be so barred;
- all other information relating to the recommended candidate that is required to be disclosed in solicitations for proxies in an election of directors pursuant to Regulation 14A under the Exchange Act, including, without limitation, information regarding (1) the recommended candidate's business experience, (2) the class and number of shares of capital stock of the Company, if any, that are beneficially owned by the recommended candidate and (3) material relationships or transactions, if any, between the recommended candidate and the Company's management;
- a description of any business or personal relationships between the recommended candidate and the recommending stockholder(s) and whether the recommended candidate has any specific plans or proposals for the Company at the behest of the recommending stockholder(s);
- a statement, signed by the recommended candidate, (1) verifying the accuracy of the biographical and other information about the candidate that is submitted with the recommendation and (2) affirming the recommended candidate's willingness to be a Director; and
- if the recommending stockholder(s) has beneficially owned more than 5% of the Company's voting stock for at least one year as of the date the recommendation is made, evidence of such beneficial ownership as specified in the SEC's rules.

### *Code of Ethics and Corporate Governance Guidelines*

The Company has a Code of Ethics that is applicable to all Directors, officers and employees of the Company, including the Chairman and Chief Executive Officer and the Chief Financial Officer of the Company (its principal executive officer and principal financial and accounting officer, respectively). The Code of Ethics (including any waivers therefrom granted to executive officers or directors), is accessible through the Corporate Governance page of the Lehman Brothers web site at http://www.lehman.com/shareholder/corpgov. The Company will disclose on its web site amendments to or waivers from its Code of Ethics applicable to Directors or executive officers of the Company, including the Chairman and Chief Executive Officer and the Chief Financial Officer, in accordance with all applicable laws and regulations.

The Company's Corporate Governance Guidelines are also accessible through the Corporate Governance page of the Lehman Brothers web site at http://www.lehman.com/shareholder/corpgov.

Any stockholder may also request prompt delivery of a copy of the Company's Code of Ethics, Corporate Governance Guidelines or charters for the Audit Committee, Compensation Committee or Nominating Committee by contacting the Company at 1-212-526-0858 or by writing to the Corporate Secretary, Lehman Brothers Holdings Inc., 1271 Avenue of the Americas, New York, New York 10020.

## DIRECTIONS TO THE LEHMAN BROTHERS HOLDINGS INC. 2008 ANNUAL MEETING OF STOCKHOLDERS

The 2008 Annual Meeting of Stockholders will be held at the Company's global headquarters, 745 Seventh Avenue, New York, New York 10019, on the Concourse Level in the Allan S. Kaplan Auditorium, between 49th and 50th Streets. The building is in the vicinity of several subway lines, and is also readily accessed by bus, taxicab or automobile. **All persons wishing to be admitted must present photo identification.**

## NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

***Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be held on April 15, 2008.***

**The Proxy Statement and Annual Report to Stockholders are available at http://www.lehman.com/annual/2007.**

## DIRECTOR INDEPENDENCE CATEGORICAL STANDARDS

To assist it in making its independence determinations, the Board of Directors has adopted the following categorical standards for relationships that are deemed not to impair a Director's independence:

| Relationship | Requirements for Immateriality |
|---|---|
| *Personal Relationships* | |
| The Director or immediate family member receives the Firm's financial products or services. | • Financial products and services must be provided in the ordinary course of the Firm's business and on arm's-length terms, and<br>• In the case of investment partnerships, the Director or immediate family member must meet the qualifications for participation applicable to all other investors in the partnership. |
| The Director or immediate family member holds securities issued publicly by the Firm. | • Securities held must not constitute more than a 5% equity interest in the Firm, and<br>• The Director or immediate family member can receive no extra benefit not shared on a pro rata basis. |
| *Business Relationships* | |
| Payments for property or services are made between the Firm and a company associated with the Director or immediate family member. | • Payment amounts must not exceed the greater of $100,000 and 1% of the associated company's revenues in any of its last three (or current) fiscal years, and<br>• Relationships must be in the ordinary course of the Firm's business and on arm's-length terms. |
| Indebtedness is outstanding between the Firm and a company associated with the Director or immediate family member. | • Indebtedness amounts must not exceed 5% of the associated company's assets in any of its last three (or current) fiscal years, and<br>• Relationships must be in the ordinary course of the Firm's business and on arm's-length terms. |
| The Firm has an equity investment in a company associated with the Director or immediate family member. | • The Firm's investment must not be a more than 5% equity interest in the associated company in any of the company's last three (or current) fiscal years, and<br>• In the case of a non-publicly traded company, the Director or immediate family member must not be a general partner, principal, executive officer or more than 10% owner. |

| **Relationship** | Requirements for Immateriality |
| --- | --- |
| The Director or immediate family member is a non-management director of a company that does business with the Firm or in which the Firm has an equity interest. | • The business must be done in the ordinary course of the Firm's business and on arm's-length terms. |
| An immediate family member is an employee (other than an executive officer) of a company that does business with the Firm or in which the Firm has an equity interest. | • If the immediate family member lives in the Director's home, the business must be done in the ordinary course of the Firm's business and on arm's-length terms. |
| The Director and his or her immediate family members together own 5% or less of a company that does business with the Firm or in which the Firm has an equity interest. | • None. |
| *Charitable Relationships* | |
| Charitable donations or pledges are made by the Firm to a charity associated with the Director or immediate family member. | • Donations and pledges must not result in payments exceeding the greater of $100,000 and 2% of the charity's revenues in any of its last three (or the current or any future) fiscal years. |

* An "associated" company is one (a) for which the Director or immediate family member is a general partner, principal or employee, or (b) of which the Director and his or her immediate family members together own more than 5%. An "associated" charity is one for which the Director or immediate family member serves as an officer, director, advisory board member or trustee.

The Board of Directors has also determined that the following prior relationships would not impair a Director's independence:

- Personal relationships with the Firm that were entered into prior to, and have not been amended since, the beginning of the Firm's most recently completed three-year fiscal period.
- Business or charitable relationships with a company or charity that ended prior to the beginning of that company's or charity's most recently completed three-year fiscal period.
- Business or charitable relationships with a company or charity for which the Director or his or her immediate family member no longer serves as a general partner, principal, director, advisory board member, trustee or employee, or of which the Director and his or her immediate family members together no longer own more than 5%.

For purposes of these standards, equity or ownership interests include both direct and indirect interests, but are not deemed to include non-participating, non-convertible preferred securities or securities held by a registered investment company or other investment funds that only make passive investments in at least 20 companies. Immediate family members include a Director's spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares the Director's home. However, when applying the three-year look-back provisions in the categories set forth above, individuals who are no longer immediate family members as a result of legal separation or divorce or those who have died or become incapacitated are not included. For purposes of the first relationship described under "Business Relationships" above, payments include only those amounts related to the transaction that are included in the payee's revenues for the relevant fiscal year. For purposes of the relationship described under "Charitable Relationships" above, payments exclude amounts contributed or pledged to match employee contributions or pledges.

## LEHMAN BROTHERS HOLDINGS INC. 2005 STOCK INCENTIVE PLAN (AS PROPOSED)

### 1) Purpose of the Plan

The purpose of the Plan is to aid the Company and its Affiliates in recruiting and retaining employees, directors and consultants and to motivate such employees, directors and consultants to exert their best efforts on behalf of the Company and its Affiliates by providing incentives through the granting of Awards. The Company expects that it will benefit from the added interest which such employees, directors and consultants will have in the welfare of the Company as a result of their proprietary interest in the Company's success.

### 2) Definitions

The following capitalized terms used in the Plan have the respective meanings set forth in this Section:

(a) *"Act"* means The Securities Exchange Act of 1934, as amended, or any successor thereto.

(b) *"Affiliate"* means any entity that is consolidated with the Company for financial reporting purposes or any other entity designated by the Board in which the Company or an Affiliate has a direct or indirect interest of at least twenty-five percent (25%).

(c) *"Award"* means an Option, Stock Appreciation Right or Other Stock-Based Award granted pursuant to the Plan.

(d) *"Award Agreement"* means the written document or documents by which each Award is evidenced.

(e) *"Board"* means the Board of Directors of the Company.

(f) *"Change in Control"* means, with respect to any Award granted on or prior to November 8, 2007, the occurrence of any of the following events:

(i) The occurrence of an event described in paragraph (ii), (iii), (iv), (v) or (vi) below involving any entity (or an affiliate thereof) which had previously commenced (within the meaning of Rule 14d-2 under the Act), without the approval of the Board, a tender offer for shares having more than 20% of the combined voting power of the Company's outstanding shares of capital stock having ordinary voting power in the election of directors of the Company (the "Voting Securities");

(ii) An acquisition (other than directly from the Company) of any Voting Securities by any "Person" (as the term "person" is used for purposes of Section 13(d) or 14(d) of the Act) immediately after which such Person has "Beneficial Ownership" (within the meaning of Rule 13d-3 promulgated under the Act) of 20% or more of the combined voting power of the Company's then outstanding Voting Securities; provided, however, in determining whether a Change in Control has occurred, Voting Securities which are acquired in a "Non-Control Acquisition" (as hereinafter defined) shall not constitute an acquisition which would cause a Change in Control. A "Non-Control Acquisition" shall mean an acquisition by (A) an employee benefit plan (or a trust forming a part thereof or a trustee thereof acting solely in its capacity as trustee) maintained by (I) the Company or (II) any corporation or other Person of which a majority of its voting power or its voting equity securities or equity interest is owned, directly or indirectly, by the Company (for purposes of this definition, a "Subsidiary Entity"), (B) the Company or any of its Subsidiary Entities, or (C) any Person who files in connection with such acquisition a Schedule 13D which expressly disclaims any intention to seek control of the Company and does not expressly reserve the right to seek such control; provided, however, that any amendment to such statement of intent which either indicates an intention or reserves the right to seek control shall be deemed an "acquisition" of the securities of the Company reported in such filing as beneficially owned by such Person for purposes of this paragraph (ii);

(iii) The individuals who, as of the Effective Date, are members of the Board (the "Incumbent Board"), ceasing for any reason to constitute at least a majority of the members of the Board; provided, however, that if the election, or nomination for election by the Company's common stockholders, of any new director was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall, for purposes of this Plan, be considered as a member of the Incumbent Board; provided further, however, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board (in each case, a "Proxy Contest") including by reason of any agreement intended to avoid or settle any Proxy Contest;

(iv) A merger, consolidation, recapitalization or reorganization involving the Company, unless such merger, consolidation or reorganization is a "Non-Control Transaction"; i.e., meets each of the requirements described in subparagraphs (A), (B) and (C) below:

(A) the stockholders of the Company, immediately before such merger, consolidation, recapitalization or reorganization, own, directly or indirectly, immediately following such merger, consolidation, recapitalization or reorganization, at least 50% of the combined voting power of the outstanding voting securities of the Company, the corporation resulting from such merger or consolidation, recapitalization or reorganization, or any parent thereof (the "Surviving Corporation") in substantially the same proportion as their ownership of the Voting Securities immediately before such merger, consolidation, recapitalization or reorganization;

(B) the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such merger, consolidation, recapitalization or reorganization constitute at least 50% of the members of the board of directors of the Surviving Corporation immediately following the consummation of such merger, consolidation, recapitalization or reorganization; and

(C) no Person other than the Company, any Subsidiary Entity, any employee benefit plan (or any trust forming a part thereof or a trustee thereof acting solely in its capacity as trustee) maintained by the Company, the Surviving Corporation, or any Subsidiary Entity, or any Person who, immediately prior to such merger, consolidation, recapitalization or reorganization had Beneficial Ownership of 20% or more of the then outstanding Voting Securities has Beneficial Ownership of 20% or more of the combined voting power of the Surviving Corporation's then outstanding voting securities immediately following the consummation of such merger, consolidation, recapitalization or reorganization;

(v) A complete liquidation or dissolution of the Company;

(vi) Sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to a Subsidiary Entity); or

(vii) An event that would constitute a "Change in Control" within the meaning of Section 2(g).

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person (the "Subject Person") acquired Beneficial Ownership of more than the permitted percentage set forth in paragraph (ii) or subparagraph (iv)(A) or (C) above, as applicable, of the outstanding Voting Securities as a result of the acquisition of Voting Securities by the Company which, by reducing the number of Voting Securities outstanding, increases the proportional number of shares Beneficially Owned by the Subject Persons, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of Voting Securities by the Company, and thereafter such Beneficial Owner acquires any additional Voting Securities which increases the percentage of the then outstanding Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur.

A "Hostile Change in Control" shall mean the occurrence of an event as contemplated in paragraph (i) above. A "Friendly Change in Control" shall mean any Change in Control that is not a Hostile Change in Control.

(g) ***"Change in Control"*** means, with respect to any Award granted after November 8, 2007, the occurrence of any of the following events:

(i) An acquisition (other than directly from the Company, but including any acquisition in connection with any merger, consolidation, recapitalization or reorganization involving the Company) of the Company's outstanding shares of capital stock having ordinary voting power in the election of directors ("Voting Securities") by any "Person" (as the term "person" is used for purposes of Section 13(d) or 14(d) of the Exchange Act) immediately after which such Person has "Beneficial Ownership" (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 70% or more of the combined voting power of the Company's then outstanding Voting Securities; provided, however, in determining whether a Change in Control has occurred, Voting Securities that are acquired in a "Non-Control Acquisition" (as hereinafter defined) shall not constitute an acquisition that would cause a Change in Control. A "Non-Control Acquisition" shall mean an acquisition by (A) an employee benefit plan (or a trust forming a part thereof or a trustee thereof acting solely in its capacity as trustee) maintained by (I) the Company or (II) any corporation or other Person of which a majority of its voting power or its voting equity securities or equity interest is owned, directly or indirectly, by the Company (for purposes of this definition, a "Subsidiary Entity"), (B) the Company or any of its Subsidiary Entities, or (C) any Person who files in connection with such acquisition a Schedule 13D that expressly disclaims any intention to seek control of the Company and does not expressly reserve the right to seek such control; provided, however, that any amendment to such statement of intent that either indicates an intention or reserves the right to seek control shall be deemed an "acquisition" of the securities of the Company reported in such filing as beneficially owned by such Person for purposes of this paragraph (i);

(ii) Any merger, consolidation, recapitalization or reorganization involving the Company, *unless* such merger, consolidation, recapitalization or reorganization is a "Non-Control Transaction"; i.e., meets each of the requirements described in subparagraphs (A), (B) and (C) below:

(A) the stockholders of the Company, immediately before such merger, consolidation, recapitalization or reorganization, own, directly or indirectly, immediately following such merger, consolidation, recapitalization or reorganization, at least 30% of the combined voting power of the outstanding voting securities of the Company, the corporation resulting from such merger, consolidation, recapitalization or reorganization, or any parent thereof (the "Surviving Corporation") in substantially the same proportion as their ownership of the Voting Securities immediately before such merger, consolidation, recapitalization or reorganization;

(B) the individuals who were members of the Board immediately prior to the execution of the agreement providing for such merger, consolidation, recapitalization or reorganization constitute at least 50% of the members of the board of directors of the Surviving Corporation immediately following the consummation of such merger, consolidation, recapitalization or reorganization; and

(C) no Person other than the Company, any Subsidiary Entity, any employee benefit plan (or any trust forming a part thereof or a trustee thereof acting solely in its capacity as trustee) maintained by the Company, the Surviving Corporation, or any Subsidiary Entity, or any Person who, immediately prior to such merger, consolidation, recapitalization or reorganization had Beneficial Ownership of 70% or more of the then outstanding Voting Securities has Beneficial Ownership of 70% or more of the combined voting power of the Surviving Corporation's then outstanding voting securities immediately following the consummation of such merger, consolidation, recapitalization or reorganization;

(iii) Replacement within a consecutive twelve month period of a majority of the individuals who are members of the Board with individuals ("Replacement Board Members") who do not receive endorsement by a majority of the Board before the date of the appointment or election of such Replacement Board Member; or

(iv) Sale or other disposition (other than a transfer to a Subsidiary Entity) of all or substantially all of the assets of the Company to any Person, or any Person acquires such amount of assets in any consecutive twelve-month period ending on the most recent acquisition by such Person.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person (the "Subject Person") acquired Beneficial Ownership of more than the permitted percentage set forth in paragraph (i) of the outstanding Voting Securities as a result of the acquisition of Voting Securities by the Company that, by reducing the number of Voting Securities outstanding, increases the proportional number of shares Beneficially Owned by the Subject Person, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of Voting Securities by the Company, and thereafter such Subject Person acquires any additional Voting Securities which increases the percentage of the then outstanding Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur. In addition, notwithstanding the foregoing a Change in Control shall not be deemed to occur unless such transaction or occurrence constitutes a change in ownership or effective control within the meaning of Section 409A(a)(2)(A)(v) of the Code.

(h) ***"Code"*** means the Internal Revenue Code of 1986, as amended, or any successor thereto.

(i) ***"Committee"*** means the Compensation and Benefits Committee of the Board.

(j) ***"Company"*** means Lehman Brothers Holdings Inc.

(k) ***"Dividend Equivalent Right"*** means a dividend equivalent right granted under the Plan, which represents an unfunded and unsecured promise to pay to the Participant amounts equal to all or any portion of the regular cash dividends that would be paid on Shares covered by an Award if such shares were delivered pursuant to an Award.

(l) ***"Effective Date"*** means May 1, 2005.

(m) ***"Employment"*** means (i) a Participant's employment if the Participant is an employee of the Company or any of its Affiliates, (ii) a Participant's services as a consultant, if the Participant is consultant to the Company or any of its Affiliates and (iii) a Participant's services as a Non-Employee Director, if the Participant is a non-employee member of the Board; provided however that unless otherwise determined by the Committee, a change in a Participant's status from employee to non-employee (other than a director of the Company or an Affiliate) shall constitute a termination of employment hereunder. For purposes of the Plan, unless the Committee determines otherwise: (a) a transfer of a Participant's employment, without an intervening period of separation, between the Company and any Affiliate shall not be deemed a termination of employment, and (b) a Participant who is granted in writing a leave of absence shall be deemed to have remained in the employ of the Company during such leave of absence.

(n) ***"Fair Market Value"*** means, on a given date, (i) if there should be a public market for the Shares on such date, the closing price of the Shares on the New York Stock Exchange, or, if the Shares are not listed or admitted on any national securities exchange, the arithmetic mean of the per Share closing bid price and per Share closing asked price on such date as quoted on the National Association of Securities Dealers Automated Quotation System (or such market in which such prices are regularly quoted) (the "NASDAQ"), or, if no sale of Shares shall have been reported on the New York Stock Exchange or quoted on the NASDAQ on such date, then the immediately preceding date on which sales of the Shares have been so reported or quoted shall be used, and (ii) if there should not be a public market for the Shares on such date, the Fair Market Value shall be the value established by the Committee in good faith and, in the case of an ISO, in accordance with Section 422 of the Code.

(o) *"ISO"* means an Option that is also an incentive stock option granted pursuant to Section 5(d).

(p) *"Non-Employee Director"* means a director of the Company who is not an employee of the Company or a Subsidiary.

(q) *"Option"* means (i) a non-qualified stock option or (ii) an ISO, as applicable, granted pursuant to Section 5.

(r) *"Option Price"* means the purchase price per Share of an Option, as determined pursuant to Section 5(a).

(s) *"Other Stock-Based Award"* means an award granted pursuant to Section 7.

(t) *"Participant"* means an employee, prospective employee, director or consultant of the Company or an Affiliate who is selected by the Committee to participate in the Plan.

(u) *"Performance-Based Award"* means an Other Stock-Based Award granted pursuant to Section 7(c).

(v) *"Plan"* means the Lehman Brothers Holdings Inc. 2005 Stock Incentive Plan, as amended from time to time.

(w) *"Shares"* means shares of common stock of the Company.

(x) *"Stock Appreciation Right"* means a stock appreciation right granted pursuant to Section 6.

(y) *"Subsidiary"* means a subsidiary corporation, as defined in Section 424(f) of the Code (or any successor section thereto), of the Company.

### 3) Shares Subject to the Plan

(a) The total number of Shares that may be issued under the Plan is one hundred forty-five (145) million, plus the number of Shares calculated as set forth in subsection (c) below, subject to adjustment as provided in Section 9. Shares of Common Stock issued under the Plan may be authorized but unissued shares or authorized and issued shares held in the Company's treasury, or any combination thereof. No participant may be granted Options, Stock Appreciation Rights or Other Stock-Based Awards covering in excess of four million Shares in any fiscal year of the Company, and the maximum number of Shares that may be subject to Awards that are ISOs is twenty (20) million, subject to adjustment as provided in Section 9.

(b) In calculating the number of Shares remaining available for grants of Awards at any given time during the term of the Plan, the following rules shall apply:

(i) the number of Shares remaining for issuance shall be reduced by the number of outstanding Awards that consist of, or that are payable in Shares;

(ii) the number of Shares remaining for issuance shall be increased by the number of Shares withheld or tendered (by actual delivery or attestation) to pay the exercise price of an Option and by the number of shares withheld from any grant of Awards to satisfy tax withholding obligations;

(iii) the number of Shares remaining for issuance shall be increased by the number of Shares that have been granted, or reserved for distribution in satisfaction of Awards, that are later forfeited, or that expire or terminate or, for any other reason, are not payable or distributable under the Plan; and

(iv) the number of Shares remaining for issuance shall be increased by the number of Shares that have been granted in respect of Awards that are settled in cash under the Plan.

(c) The following numbers of Shares shall be added to the one hundred forty-five (145) million Shares expressly identified in subsection (a) above: the number of Shares that, on the date that is immediately prior to the applicable date of expiration of each of the Lehman Brothers Holdings Inc. Employee Incentive Plan and the Lehman Brothers Holdings Inc. 1996 Management Ownership Plan (each, a "Prior Plan"), are available for issuance and not otherwise subject to outstanding Awards granted under the Prior Plans, increased by the number of Shares that, as of each such applicable expiration date, were subject to Awards granted and outstanding under the Prior Plans (the "Prior Awards") but which are subsequently not payable or distributable under the Prior Awards under any of the circumstances described in paragraph (ii), (iii) or (iv) of subsection (b) above.

**4) Administration**

(a) The Plan shall be administered by the Committee, the members of which shall be "independent" in accordance with all applicable stock exchange or market listing requirements. The Committee may delegate its duties and powers in whole or in part to any subcommittee thereof consisting solely of at least two individuals who are intended to qualify as "non-employee directors" within the meaning of Rule 16b-3 under the Act (or any successor rule thereto) and, to the extent required by Section 162(m) of the Code (or any successor section thereto), "outside directors" within the meaning thereof. In addition, to the extent consistent with Rule 16b-3 under the Act, the Committee may delegate the authority to grant Awards under the Plan to officers or employees of the Company.

(b) The Committee is authorized to construe, interpret, implement and administer the Plan and any Award, to establish, amend and rescind any rules and regulations relating to the Plan and each Award, and to make any other determinations that it deems necessary or desirable for the administration of the Plan or with respect to any Award. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the construction, interpretation, implementation and administration of the Plan or any Award, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, Participants and their beneficiaries or successors). The Committee shall have the full and exclusive power and authority to make, and establish the terms and conditions of, any Award to any person eligible to be a Participant, consistent with the provisions of the Plan and to amend or waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any conditions on vesting), provided, however, the Committee shall not have such power and authority to accelerate or otherwise provide for the times at which Shares with respect to any Award are delivered if any Award is subject to Section 409A of the Code in a manner that would result in the imposition upon any Participant of an additional tax under Section 409A of the Code, and provided further, in the event that it is reasonably determined by the Committee that, as a result of Section 409A of the Code, a Participant is deemed to be a "specified employee" (within the meaning of Section 409A(a)(2)(B)(i) of the Code), payments and/or deliveries of Shares in respect of any Award subject to Section 409A of the Code shall not be made prior to the date which is six (6) months after the date of such Participant's separation from service from the Company and all Subsidiaries, determined in accordance with Section 409A of the Code and the regulations promulgated thereunder. None of Committee's determinations under the Plan and under any Award Agreement need be uniform and any such determinations may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated). Without limiting the foregoing, the Committee shall be entitled, among other things, to make non-uniform and selective determinations under Award Agreements, and to enter into non-uniform and selective Award Agreements, as to (i) the persons to receive Awards, (ii) the terms and provisions of Awards, (iii) whether a Participant's Employment has been terminated for purposes of the Plan and (iv) any adjustments to be made to Awards pursuant to Section 9 or otherwise.

(c) The Committee shall require payment of any amount it may determine to be necessary to withhold for federal, state, local or other taxes or to otherwise satisfy any tax obligations due as a result of the exercise, grant, vesting of, or payment pursuant to, an Award. Unless the Committee specifies otherwise, the Participant may elect to pay a portion or all of such withholding or other taxes by (i) delivery, in cash or by check, (ii) delivery in Shares or (iii) having Shares withheld by the Company with a market value equal to the minimum statutory withholding rate from any Shares that would have otherwise been received by the Participant.

(d) Deliveries of Shares may be rounded to avoid fractional shares. In addition, the Company may pay cash in lieu of fractional shares.

### 5) Terms and Conditions of Options

Options granted under the Plan shall be, as determined by the Committee, non-qualified or ISOs for federal income tax purposes, as evidenced by the related Award agreements, and shall be subject to the foregoing and the following terms and conditions and to such other terms and conditions, not inconsistent therewith, as the Committee shall determine:

(a) *Option Price.* The Option Price per Share shall be determined by the Committee, but shall not be less than 100% of the Fair Market Value of the Shares on the date an Option is granted.

(b) *Exercisability.* Options granted under the Plan shall be exercisable at such time and upon such terms and conditions as may be determined by the Committee, but in no event shall an Option be exercisable more than ten years after the date it is granted.

(c) *Exercise of Options.* Except as otherwise provided in the Plan or in an Award Agreement, an Option may be exercised for all, or from time to time any part, of the Shares for which it is then exercisable. For purposes of this Section 5, the exercise date of an Option shall be the date a notice of exercise is received by the Company, together with provision for payment of the full purchase price in accordance with this subsection (c). The Option Price for the Shares as to which an Option is exercised shall be paid to the Company, at the election of the Committee, pursuant to one or more of the following methods: (i) in cash; (ii) in Shares having a market value equal to the aggregate Option Price for the Shares being purchased and satisfying such other requirements as may be imposed by the Committee; provided, that such Shares have been held by the Participant for no less than six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles); (iii) partly in cash and partly in such Shares; (iv) if there is a public market for the Shares at such time, through the delivery of irrevocable instructions to a broker to sell Shares obtained upon the exercise of the Option and to deliver promptly to the Company an amount out of the proceeds of such Sale equal to the aggregate Option Price for the Shares being purchased or (v) by such other means as the Committee deems appropriate. No Participant shall have any rights to dividends or other rights of a stockholder with respect to Shares subject to an Option, and shall not otherwise be entitled to delivery of any Shares (or cash or other property in lieu thereof) underlying any such Option, until the Participant has given written notice of exercise of the Option, paid in full for such Shares and, if applicable, has satisfied any other conditions imposed by the Committee pursuant to the Plan, and such Shares have been issued hereunder.

(d) *ISOs.* The Committee may grant Options under the Plan that are intended to be ISOs. Such ISOs shall comply with the requirements of Section 422 of the Code (or any successor section thereto). No ISO may be granted to any Participant who, at the time of such grant, owns more than ten percent of the total combined voting power of all classes of stock of the Company or of any Subsidiary, unless (i) the Option Price for such ISO is at least 110% of the Fair Market Value of a Share on the date the ISO is granted and (ii) the date on which such ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted. Any

Participant who disposes of Shares acquired upon the exercise of an ISO either (i) within two years after the date of grant of such ISO or (ii) within one year after the transfer of such Shares to the Participant, shall notify the Company immediately of such disposition and of the amount realized upon such disposition. All Options granted under the Plan are intended to be nonqualified stock options, unless the applicable Award Agreement expressly states that the Option is intended to be an ISO. If an Option is intended to be an ISO, and if for any reason such Option (or portion thereof) shall not qualify as an ISO, then, to the extent of such nonqualification, such Option (or portion thereof) shall be regarded as a nonqualified stock option granted under the Plan, provided that such Option (or portion thereof) otherwise complies with the Plan's requirements relating to nonqualified stock options. In no event shall any member of the Committee, the Company or any of its Affiliates (or their respective employees, officers or directors) have any liability to any Participant (or any other Person) due to the failure of an Option to qualify for any reason as an ISO.

(e) *Attestation.* Wherever in this Plan or any agreement evidencing an Award a Participant is permitted to pay the exercise price of an Option or withholding taxes relating to the exercise of an Option or delivery of Shares pursuant to an Award by delivering Shares, the Participant may, subject to procedures satisfactory to the Committee, satisfy such delivery requirement by presenting proof of beneficial ownership of such Shares, in which case the Company shall treat the Option as exercised without further payment and shall withhold such number of Shares from the Shares acquired by the exercise of the Option or pursuant to the other Award.

(f) *Section 409A Restrictions on Option Awards.* Options shall only be granted to employees, independent contractors or Non-Employee Directors providing direct services to any corporation in a chain of corporations or other entities in which each corporation or other entity, starting with the Company, has a controlling interest in another corporation or other entity in the chain, ending with the corporation or other entity for which the service provider provides direct services on the date of grant of the Option. For this purpose, the term controlling interest has the same meaning as provided in Treas. Reg. Section 1.414(c)-2(b)(2)(i) of the Code, provided that the language "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Treas. Reg. Section 1.414(c)-2(b)(2)(i). In addition, where the use of such stock with respect to the grant of an option to such service provider is based upon legitimate business criteria, the term controlling interest has the same meaning as provided in Treas. Reg. Section 1.414(c)-2(b)(2)(i), provided that the language "at least 20 percent" is used instead of "at least 80 percent" each place it appears in Treas. Reg. Section 1.414(c)-2(b)(2)(i). For purposes of determining ownership of an interest in an organization, the rules of Treas. Reg. Section 1.414(c)-3 and 1.414(c)-4 of the Code apply.

## 6) Terms and Conditions of Stock Appreciation Rights

(a) *Grants.* The Committee may grant (i) a Stock Appreciation Right independent of an Option or (ii) a Stock Appreciation Right in connection with an Option, or a portion thereof. A Stock Appreciation Right granted pursuant to clause (ii) of the preceding sentence (A) may be granted at the time the related Option is granted or at any time prior to the exercise or cancellation of the related Option, (B) shall cover the same number of Shares covered by an Option (or such lesser number of Shares as the Committee may determine) and (C) shall be subject to the same terms and conditions as such Option except for such additional limitations as are contemplated by this Section 6 (or such additional limitations as may be included in an Award agreement).

(b) *Terms.* The exercise price per Share of a Stock Appreciation Right shall be an amount determined by the Committee but in no event shall such amount be less than the Fair Market Value of a Share on the date the Stock Appreciation Right is granted; provided, however, that notwithstanding the foregoing in the case of a Stock Appreciation Right granted in conjunction with an Option, or a portion thereof, the exercise price may not be less than the Option Price of the related Option. Each Stock Appreciation Right granted independent of an Option shall entitle a Participant upon exercise to an amount, in cash and/or Shares, equal to (i) the excess of (A) the market value on the exercise date of one Share over (B) the exercise price per Share, times (ii) the number of Shares covered by the Stock Appreciation Right. Each Stock Appreciation Right granted in conjunction with an Option, or a portion thereof, shall entitle a Participant to surrender to the Company the unexercised Option, or any portion thereof, and to receive from the Company in exchange therefor an amount equal to (i) the excess of (A) the market value on the exercise date of one Share over (B) the Option Price per Share, times (ii) the number of Shares covered by the Option, or portion thereof, which is surrendered. Payment shall be made in Shares or in cash, or partly in Shares and partly in cash (any such Shares valued at such market value), as shall be determined by the Committee. Stock Appreciation Rights may be exercised from time to time upon actual receipt by the Company of written notice of exercise stating the number of Shares with respect to which the Stock Appreciation Right is being exercised. The date a notice of exercise is received by the Company shall be the exercise date. No fractional Shares will be issued in payment for Stock Appreciation Rights, but instead cash will be paid for a fraction or, if the Committee should so determine, the number of Shares will be rounded downward to the next whole Share.

(c) *Limitations.* The Committee may impose, in its discretion, such conditions upon the exercisability or transferability of Stock Appreciation Rights as it may deem fit.

(d) *Section 409A Restrictions on Stock Appreciation Right Awards.* Stock Appreciation Rights shall only be granted to employees, independent contractors or Non-Employee Directors providing direct services to any corporation in a chain of corporations or other entities in which each corporation or other entity, starting with the Company, has a controlling interest in another corporation or other entity in the chain, ending with the corporation or other entity for which the service provider provides direct services on the date of grant of the Stock Appreciation Right. For this purpose, the term controlling interest has the same meaning as provided in Treas. Reg. Section 1.414(c)-2(b)(2)(i) of the Code, provided that the language "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Treas. Reg. Section 1.414(c)-2(b)(2)(i). In addition, where the use of such stock with respect to the grant of a Stock Appreciation Right to such service provider is based upon legitimate business criteria, the term controlling interest has the same meaning as provided in Treas. Reg. Section 1.414(c)-2(b)(2)(i), provided that the language "at least 20 percent" is used instead of "at least 80 percent" each place it appears in Treas. Reg. Section 1.414(c)-2(b)(2)(i). For purposes of determining ownership of an interest in an organization, the rules of Treas. Reg. Section 1.414(c)-3 and 1.414(c)-4 of the Code apply.

## 7) Other Stock-Based Awards

(a) The Committee, in its sole discretion, may grant or sell Awards of Shares and Awards that are valued in whole or in part by reference to, or otherwise based on the Fair Market Value of, Shares (all such Awards being referred to herein as "Other Stock-Based Awards"). Other Stock-Based Awards shall be in such form, and be subject to such terms and conditions, as the Committee shall determine, including without limitation, the following forms: (i) the right to purchase Shares, (ii) Shares subject to restrictions on transfer until the completion of a specified period of service, the occurrence of an event or the attainment of performance objectives, each as specified by the Committee, and (iii) Shares issuable upon the completion of a specified period of service, the occurrence of an event or the attainment of performance objectives, each as specified by the Committee. Other Stock-Based Awards may be granted alone or in addition to any other Awards made under the Plan. All references in the preceding sentence to "specified period of service," in the case of Other Stock-Based Awards which (i) are not in lieu of cash compensation to employees generally, (ii) are not paid to recruit a new employee in an amount of less than 5% of the total awards available for grant under the Plan or (iii) are not subject to the attainment of performance objectives, shall provide that vesting, restrictions on transfer or some other comparable restriction which incents continued performance of the Participant, will be for a period of not less than three years (although vesting or lapsing may occur in tranches over the three years), unless there is a Change in Control or the Participant retires, becomes disabled or dies. Subject to the provisions of the Plan, the Committee shall have sole and absolute discretion to determine to whom and when such Other Stock-Based Awards will be made, the number of shares of Common Stock to be awarded under (or otherwise related to) such Other Stock-Based Awards and all other terms and conditions of such Awards. The Committee shall determine whether Other Stock-Based Awards shall be settled in cash, Common Stock or a combination of cash and Common Stock.

(b) With respect to any restricted stock units granted under the Plan, the obligations of the Company or any Subsidiary are limited solely to the delivery of Shares (or, at the discretion of the Committee, cash in lieu thereof to the extent necessary to comply with applicable law, regulation or other local practice, as determined by the Committee) on the date when such Shares are due to be delivered under each Award Agreement. The Company or any Subsidiary may deliver cash to Participants for dividends paid to a holder of shares of Common Stock, for fractional shares or for any amounts payable in cash upon the occurrence of a Change in Control.

(c) The Committee may establish performance objectives that must be attained in order for the Company to make payments pursuant to Other Stock-Based Awards. The performance objectives for Awards will be based upon one or more of the following criteria: (i) before-tax income and/or net income; (ii) earnings per share; (iii) book value per share; (iv) stock price; (v) return on equity; (vi) expense management; (vii) return on investment; (viii) improvements in capitalization; (ix) profitability of an identifiable business unit or product; (x) profit margins; (xi) budget comparisons; (xii) total return to Stockholders; (xiii) net revenue; and (xiv) economic value added. The foregoing criteria may relate to the Company, one or more of its Subsidiaries or one or more of its divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, as the Committee shall determine. In addition, to the degree consistent with Section 162(m) of the Code (or any successor section thereto), the performance goals may be calculated without regard to extraordinary items. The Committee shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given Participant and, if they have, shall so certify and ascertain the amount of the applicable Performance-Based Award. No Performance-Based Awards will be paid for such performance period until such certification is made by the Committee. The amount of the Performance-Based Award actually paid to a given Participant may be less than the amount determined by the applicable performance goal formula, at the discretion of the Committee. The amount of the Performance-Based Award determined by the Committee for a performance period shall be paid to the Participant at such time as determined by the Committee in its sole discretion after the end of such performance period; provided, however, that a Participant may, if and to the extent permitted by the Committee and consistent with the provisions of Sections 162(m) and 409A of the Code, elect to defer payment of a Performance-Based Award. The maximum amount of Other Stock-Based Awards that may be granted during a fiscal year of the Company to any Participant shall be (x) with respect to Other Stock-Based Awards that are denominated or payable in Shares, four million Shares, and (y) with respect to Other Stock-Based Awards that are not denominated or payable in Shares, $50 million.

(d) The Committee may grant Participants Dividend Equivalent Rights with respect to any Common Stock subject to any Award. The Committee shall specify at the time of grant of any Dividend

Equivalent Right whether dividends shall be paid at the time dividends in respect of Common Stock are paid to other shareholders or accumulated and paid out at the time payment is called for under the Awards to which the Dividend Equivalent Right relates. Other Stock-Based Awards may, at the discretion of the Committee, provide the Participant with dividends or dividend equivalents and voting rights prior to either vesting or earnout.

**8) Unfunded Status of Plan; No Rights as a Shareholder**

The Plan is intended to constitute an "unfunded" plan for long-term incentive compensation. With respect to any payments not yet made to a Participant, including any Participant-optionee, by the Company, nothing herein contained shall give any Participant any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Shares or payments in lieu thereof or with respect to Options, Stock Appreciation Rights and Other Stock-Based Awards under the Plan; provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan. Except as otherwise provided in a Participant's Award Agreement, no Participant (or other person having rights pursuant to an Award) shall have any of the rights of a shareholder of the Company with respect to Shares subject to an Award until the delivery of such Shares. Except as otherwise provided in Section 9, no adjustments shall be made for dividends or distributions on (whether ordinary or extraordinary, and whether in cash, Shares, other securities or other property), or other events relating to, Shares subject to an Award for which the record date is prior to the date such Shares are delivered.

**9) Adjustments Upon Certain Events**

Notwithstanding any other provisions in the Plan to the contrary, the following provisions shall apply to all Awards granted under the Plan:

(a) *Generally.* In the event of any change in the outstanding Shares after the Effective Date by reason of any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or transaction or exchange of Shares or other corporate exchange, or any distribution to shareholders of Shares other than regular cash dividends, or any transaction similar to the foregoing, the Committee in its sole discretion and without liability to any person may make such substitution or adjustment, if any, as it deems to be equitable, as to (i) the number or kind of Shares or other securities issued or reserved for issuance pursuant to the Plan or pursuant to outstanding Awards, (ii) the maximum number of Shares for which Awards may be granted during a fiscal year of the Company to any Participant, (iii) the Option Price or exercise price of any Stock Appreciation Right and/or (iv) any other affected terms of such Awards.

(b) *Change in Control.* If a Change in Control occurs after the Effective Date, at any time before such Change in Control the Committee may, but shall not be obligated to, (i) accelerate, vest or cause the restrictions to lapse with respect to, all or any portion of an Award, (ii) cancel Awards for fair value (as determined in the sole discretion of the Committee) which, in the case of Options and Stock Appreciation Rights, may equal the excess, if any, of value of the consideration to be paid in the Change in Control transaction to holders of the same number of Shares subject to such Options or Stock Appreciation Rights (or, if no consideration is paid in any such transaction, the Fair Market Value of the Shares subject to such Options or Stock Appreciation Rights) over the aggregate exercise price of such Options or Stock Appreciation Rights, (iii) provide for the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted hereunder as determined by the Committee in its sole discretion or (iv) provide that for a period of at least 30 days prior to the Change in Control, such Options shall be exercisable as to all shares subject thereto and that upon the occurrence of the Change in Control, such Options shall terminate and be of no further force and effect, provided in any such case the Committee shall not have such power and authority to accelerate the times at which Shares with respect to any Award are delivered if any Award is subject to Section 409A of the Code in a manner that would result in the imposition upon any Participant of an additional tax under Section 409A of the Code.

### 10) No Right to Employment or Awards

The granting of an Award under the Plan shall impose no obligation on the Company or any Affiliate to continue the Employment of a Participant and shall not lessen or affect the Company's or Subsidiary's right to terminate the Employment of such Participant. No Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants, or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated).

### 11) Successors and Assigns

The Plan and any Award Agreement shall be binding on all successors and assigns of the Company and a Participant, including without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

### 12) Transferability of Awards

Unless otherwise determined by the Committee or as otherwise set forth in any Award Agreement, an Award shall not be sold, transferred, assigned, pledged, hypothecated or otherwise disposed of by the Participant otherwise than by will or by the laws of descent and distribution. An Award exercisable after the death of a Participant may be exercised by the legatees, personal representatives or distributees of the Participant. Any sale, transfer, assignment, pledge, hypothecation or other disposition in violation of the provisions of this Section 12 shall be void.

### 13) Amendments or Termination

The Board may amend or terminate the Plan, but no amendment or termination shall be made, (a) without the approval of the shareholders of the Company, if such action would (i) (except as is provided in Section 9), increase the total number of Shares reserved for the purposes of the Plan or increase the maximum number of Shares that may be issued hereunder, or the maximum number of Shares for which Awards may be granted to any Participant, (ii) change the class of persons eligible to be Participants; or (iii) extend the date after which Awards cannot be granted under the Plan; or (b) without the consent of a Participant, if such action would diminish any of the rights of the Participant under any Award theretofore granted to such Participant under the Plan; provided, however, that the Committee may amend the Plan and/or any outstanding Awards in such manner as it deems necessary to permit the Plan and/or any outstanding Awards to satisfy applicable requirements of the Code or other applicable laws.

### 14) Treatment of Awards

Absent express provisions to the contrary, an Award under this Plan shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or its Affiliates and shall not affect any benefits under any other benefit plan of any kind now or subsequently in effect under which the availability or amount of benefits is related to level of compensation. This Plan is not a "Pension Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended.

### 15) Choice of Law

The Plan shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflicts of laws.

### 16) Effectiveness of the Plan

The Plan shall be effective as of the Effective Date and shall terminate immediately prior to the tenth anniversary of the Effective Date, subject to earlier termination by the Board pursuant to Section 13.

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## LEHMAN BROTHERS HOLDINGS INC. EXECUTIVE INCENTIVE COMPENSATION PLAN (F/K/A SHORT-TERM EXECUTIVE COMPENSATION PLAN) (AS PROPOSED)

### 1. PURPOSE

The purpose of the Executive Incentive Compensation Plan (the "Plan") is to advance the interests of Lehman Brothers Holdings Inc., a Delaware corporation (the "Company"), and its stockholders by providing incentives in the form of periodic bonus awards to certain employees of the Company and any of its subsidiaries or other related business units or entities ("Affiliates") including those who contribute significantly to the strategic and long-term performance objectives and growth of the Company and its Affiliates.

### 2. ADMINISTRATION

The Plan shall be administered by the Compensation and Benefits Committee of the Board of Directors (the "Committee"), as such committee is from time to time constituted. The Committee may delegate its duties and powers in whole or in part (i) to any subcommittee thereof consisting solely of at least two "outside directors," as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), or (ii) to the extent consistent with Section 162(m) of the Code, to any other individual or individuals.

The Committee has all the powers vested in it by the terms of the Plan set forth herein, such powers to include the exclusive authority to select the employees to be granted bonus awards ("Bonuses") under the Plan, to determine the size and terms of the Bonus to be made to each individual selected (subject to the limitation imposed on "Performance Bonuses," as defined below), to modify the terms of any Bonus that has been granted (except with respect to any modification which would increase the amount of compensation payable to a "Covered Employee," as such term is defined in Section 162(m) of the Code), to determine the time when Bonuses will be awarded, to establish performance objectives in respect to Bonuses and to certify that such performance objectives were attained. The Committee is authorized to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations that it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable to carry it into effect. Any decision of the Committee in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned. No member of the Committee and no officer of the Company shall be liable for anything done or omitted to be done by him or her, by any other member of the Committee or by any officer of the Company in connection with the performance of duties under the Plan, except for his or her own willful misconduct or as expressly provided by statute.

### 3. PARTICIPATION

The Committee shall have exclusive power (except as may be delegated as permitted herein) to select the employees of the Company and its Affiliates who may participate in the Plan and be granted Bonuses under the Plan ("Participants"); provided, however, that Performance Bonuses (as defined below) may only be granted to members of the Company's Executive Committee (or any successor entity of such committee in accordance with subsection (c) below) and other Managing Directors of the Company.

## 4. BONUSES UNDER THE PLAN

(a) ***In General.*** The Committee shall determine the amount of a Bonus to be granted to each Participant in accordance with subsections (b) and (c) below.

(b) ***Standard Bonuses.*** The Committee may in its discretion grant to a Participant a cash Bonus (a "Standard Bonus") in the amount, and payable at the time, determined by the Committee or its delegate in its discretion. The amount of a Participant's Standard Bonus may be based upon any criteria the Committee wishes to consider, including but not limited to the objective or subjective performance of the Participant, the Company or any subsidiary or division thereof.

(c) ***Performance Bonuses.***

(i) The Committee may in its discretion award a Bonus to a Participant who it reasonably believes may be or may become a Covered Employee (a "Performance Bonus") for the taxable year of the Company in which such Bonus would be deductible, under the terms and conditions of this subsection (c). Subject to clause (iv) of this Section 4(c), the amount of a Participant's Performance Bonus shall be an amount determinable from written performance goals approved by the Committee while the outcome is substantially uncertain and no more than 90 days after the commencement of the period to which the performance goal relates or, if less, the number of days which is equal to 25 percent of the relevant performance period. The maximum amount of any Performance Bonus that may be granted in any given fiscal year shall be 2.0% of the consolidated income of the Company and its subsidiaries before taxes (as stated in the Company's audited financial statements) for the fiscal year in respect of which the Performance Bonus is to be paid.

(ii) The amount of any Performance Bonus will be based on objective performance goals established by the Committee using one or more performance factors. The performance criteria for Performance Bonuses made under the Plan will be based upon one or more of the following criteria: (A) before or after tax net income; (B) earnings per share; (C) book value per share; (D) stock price; (E) return on Stockholders' equity (or tangible equity); (F) expense management; (G) return on investment; (H) improvements in capital structure; (I) profitability of an identifiable business unit or product; (J) before or after tax profit margins; (K) budget comparisons; (L) total return to Stockholders; (M) economic value added; (N) revenues, sales or net revenues; (O) operating income; (P) costs; (Q) cash flow; (R) working capital or (S) return on assets. The foregoing criteria may relate to the Company, one or more of its subsidiaries or one or more of its divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, as the Committee shall determine. In addition, to the degree consistent with Section 162(m) of the Code, the performance goals may be calculated without regard to extraordinary items.

(iii) The Committee shall determine whether the performance goals have been met with respect to any affected Participant and, if they have, so certify and ascertain the amount of the applicable Performance Bonus. No Performance Bonuses will be paid until such certification is made by the Committee. Payment of Performance Bonuses shall be made in cash and/or in the form of equity-based awards under one of the Company's equity incentive plans, as determined by the Committee in its discretion.

(iv) The provisions of this Section 4(c) shall be administered and interpreted in accordance with Section 162(m) of the Code to ensure the deductibility by the Company or its affiliates of the payment of Performance Bonuses.

## 5. DESIGNATION OF BENEFICIARY BY PARTICIPANT

The Committee or its delegate shall create a procedure whereby a Participant may file, on a form to be provided by the Committee, a written election designating one or more beneficiaries with respect to the amount, if any, payable in the event of the Participant's death. The Participant may amend such beneficiary designation in writing at any time prior to the Participant's death, without the consent of any previously designated beneficiary. Such designation or amended designation, as the case may be, shall not be effective unless and until received by the duly authorized representatives of the Committee or its delegate prior to the Participant's death. In the absence of any such designation, the amount payable, if any, shall be delivered to the legal representative of such Participant's estate.

## 6. MISCELLANEOUS PROVISIONS

(a) No employee or other person shall have any claim or right to be paid a Bonus under the Plan. Determinations made by the Committee under the Plan need not be uniform and may be made selectively among eligible individuals under the Plan, whether or not such eligible individuals are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any employee or other person any right to continue to be employed by or perform services for the Company or any Affiliate, and the right to terminate the employment of or performance of services by any Participant at any time and for any reason is specifically reserved to the Company and its Affiliates.

(b) Except as may be approved by the Committee, a Participant's rights and interest under the Plan may not be assigned or transferred, hypothecated or encumbered in whole or in part either directly or by operation by law or otherwise (except in the event of a Participant's death) including, but not by way of limitation, execution, levy, garnishment, attachment, pledge, bankruptcy or in any other manner; provided, however, that, subject to applicable law, any amounts payable to any Participant hereunder are subject to reduction to satisfy any liabilities owed to the Company or any of its Affiliates by the Participant.

(c) The Committee shall have the authority to determine in its sole discretion the applicable performance period relating to any Bonus; provided, however, that any such determination with respect to a Performance Bonus shall be subject to any applicable restrictions imposed by Section 162(m) of the Code.

(d) The Company and its Affiliates shall have the right to deduct from any payment made under the Plan any federal, state, local or foreign income or other taxes required by law to be withheld with respect to such payment.

(e) The Company is the sponsor and legal obligor under the Plan, and shall make all payments hereunder, other than any payments to be made by any of the Affiliates, which shall be made by such Affiliate, as appropriate. Nothing herein is intended to restrict the Company from charging an Affiliate that employs a Participant for all or a portion of the payments made by the Company hereunder. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any amounts under the Plan, and rights to the payment hereunder shall be no greater than the rights of the Company's unsecured, subordinated creditors, and shall be subordinated to the claims of the customers and clients of the Company. All expenses involved in administering the Plan shall be borne by the Company.

(f) The validity, construction, interpretation, administration and effect of the Plan and rights relating to the Plan and to Bonuses granted under the Plan, shall be governed by the substantive laws, but not the choice of law rules, of the State of Delaware.

(g) Any controversy or dispute arising in connection with the Plan shall be resolved by arbitration pursuant to the Constitution and rules of the New York Stock Exchange, Inc. or the National Association of Securities Dealers, Inc.

(h) The Plan shall be effective as of April 15, 2008, subject to the affirmative vote of the holders of a majority of all shares of Common Stock of the Company present in person or by proxy at the Annual Meeting of the Company to be held on April 15, 2008.

## 7. PLAN AMENDMENT OR SUSPENSION

The Plan may be amended or suspended in whole or in part at any time and from time to time by the Committee.

## 8. PLAN TERMINATION

This Plan shall terminate upon the adoption of a resolution of the Committee terminating the Plan.

## 9. ACTIONS AND DECISION REGARDING THE BUSINESS OR OPERATIONS OF THE COMPANY AND/OR ITS AFFILIATES

Notwithstanding anything in the Plan to the contrary, neither the Company nor any of its Affiliates nor their respective officers, directors, employees or agents shall have any liability to any Participant (or his or her beneficiaries or heirs) under the Plan or otherwise on account of any action taken, or not taken, in good faith by any of the foregoing persons with respect to the business or operations of the Company or any Affiliates.

## 10. SUBORDINATED CAPITAL STATUS

Notwithstanding any other provision of this Plan, any amounts due to Participants hereunder may be treated, in the Committee's sole discretion, to the extent that the Company accrues a liability in respect thereof, as subordinated capital of the Company in calculating the Company's net capital for regulatory purposes, and the terms of the Plan applicable to such amounts shall include (and, may be amended to add) such provisions as the Committee determines are necessary or appropriate in order to secure such treatment, including without limitation, provisions for the suspension of any payment obligation under the Plan under certain prescribed circumstances.



END